    As filed with the Securities and Exchange Commission on August 13, 1999

                                                      Registration No. 333-84307
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                                 EARTHWEB INC.
             (Exact Name of Registrant as Specified in its Charter)

                                ---------------

              Delaware                            7310                      13-3899472
 (State of other jurisdiction of       (Primary Standard Industrial      (I.R.S. Employer
   incorporation or organization)       Classification Code Number)    Identification Number)

                                 3 Park Avenue
                            New York, New York 10016
                                 (212) 725-6550
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                ---------------

                                 Jack D. Hidary
                     President and Chief Executive Officer
                                 EarthWeb Inc.
                                 3 Park Avenue
                            New York, New York 10016
                                 (212) 725-6550
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                ---------------

                                With Copies to:
                             John R. Hempill, Esq.
                            Morrison & Foerster LLP
                          1290 Avenue of the Americas
                         New York, New York 10104-0050
                                 (212) 468-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursu-ant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act regis-tration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act regis-tration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Prospectus

1,000,000 Shares

EarthWeb Inc.
Common Stock

This prospectus relates to:

(1) 527,510 shares of common stock issued to Lloyd Linn and Diane Rickert in connection with EarthWeb's acquisition of dice.com;

(2) an aggregate of 22,182 shares of common stock issued to Steve Anderson, Doug Anderson, Robert Anderson and Ascent Partners, Inc. in connection with EarthWeb's acquisition of MicroHouse International Inc.; and

(3) 238,263 shares of common stock issued to Zafir Anjum at the closing of EarthWeb's acquisition of substantially all of the assets, properties and rights of the business of the Codeguru web sites including www.codeguru.com.

See "Principal and Selling Stockholders" for a more complete description of these shares.

These shares were issued and sold in transactions exempt from registration un-der Section 4(2) of the Securities Act of 1933, because these shares were part of the consideration given in transactions not involving a public offering. See "Plan of Distribution" for a more complete description of these transactions.

These shares are to be offered and sold for the account of the selling stock-holders. EarthWeb will not receive any of the proceeds from the sale of these shares by the selling stockholders. These shares may be offered by the selling stockholders or their respective pledgees, donees, transferees or other succes-sors in interest in negotiated transactions or otherwise, at market prices pre-vailing at the time of the sale or at negotiated prices. In addition, these shares may be offered from time to time through ordinary brokerage transactions on the Nasdaq National Market. See "Plan of Distribution" for a more complete description of these transactions.

The selling stockholders may be "Underwriters" as defined in the Securities Act. If any broker-dealers are used by the selling stockholders, any commis-sions paid to broker-dealers and any profit received by broker-dealers on the resale of the shares may be underwriting discounts or commissions under the Se-curities Act. Any profits realized by the selling stockholders may be also un-derwriting commissions.

(4) 212,045 shares of common stock covered by this prospectus may be offered and issued from time to time in connection with acquisitions of other business-es, properties or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act of 1933. See "Securities Covered by this Prospectus" for a more complete description of these shares.

This prospectus has also been prepared for use, with EarthWeb's prior consent, by persons who have received or will receive shares in connection with such ac-quisitions and who wish to offer and sell such shares under circumstances re-quiring or making desirable its use. See "Securities Covered by this Prospec-tus" herein, and see the inside back cover page hereof for the identity of any such individuals.

The common stock is quoted on the Nasdaq National Market under the symbol "EWBX." On August 12, 1999, the reported last sale price for the common stock on Nasdaq was $35.50 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

August 13, 1999

                               Table of Contents


                                ---------------

                                                                            Page
                                                                            ----
Management.................................................................  34
Principal and Selling Stockholders.........................................  41
Selling Stockholders.......................................................  42
Plan of Distribution.......................................................  43
Certain Transactions.......................................................  44
Description of Capital Stock...............................................  45
Legal Matters..............................................................  48
Experts....................................................................  48
Where You Can Find More Information........................................  48
Index to Financial Statements.............................................. F-1

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   1
Risk Factors...............................................................   4
Use of Proceeds............................................................  13
Securities Covered by This Prospectus......................................  13
Price Range of Common Stock................................................  14
Dividend Policy............................................................  14
Capitalization.............................................................  15
Selected Financial Data....................................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations.............................................................  17
Business...................................................................  25

You should rely only on the information contained in this prospectus. To under-stand this offering fully, you should read this entire prospectus carefully, including the financial statements and notes. We have included a brief overview of the most significant aspects of the offering itself in the Prospectus Summa-ry. However, individual sections of the prospectus are not complete and do not contain all of the information that you should consider before investing in EarthWeb's common stock. We have not authorized anyone to provide you with in-formation different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this pro-spectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                                ---------------

Unless otherwise indicated, all references to "EarthWeb" and "we" for the pe-riod prior to October 25, 1996 are to EarthWeb Inc.'s predecessors and, for later periods, refer to EarthWeb Inc. and, subsequent to their acquisition or formation, its subsidiaries, including EW Career Solutions, Inc. (a/k/a D&L On-line, Inc., which owns the dice.com job board) and MicroHouse International, Inc.

EarthWeb and the EarthWeb symbol are service marks and in some jurisdictions (including the United States) registered service marks of EarthWeb. Other trademarks appearing in this prospectus are the property of their respective owners.

                                ---------------

We included information in this prospectus about (1) the number of Internet us-ers, (2) the size of Internet commerce, (3) the worldwide market for informa-tion technology products and services, (4) the size of business-to-business Internet advertising, (5) the size of the consumer related Internet advertis-ing, (6) the worldwide market for IT education and training and (7) the world-wide market for IT recruiting. This information is based on studies prepared by the Internet market research firms International Data Corporation and Jupiter Communications. These studies include projections based on a number of assump-tions including:

 .  no catastrophic failure of the Internet;
 .  the resumed expansion of the worldwide economy;
 .  Internet security will be adequately addressed;
 .  the number of people online and the total number of hours spent online will increase significantly over the next five years;
 . the use of the Internet will increase significantly in major foreign coun-tries and some of these foreign countries will adopt the U.S. style of ad-vertising on the Internet;
 .  media advertising will continue to grow in all categories and online adver-
   tising will comprise an increased percentage of all media advertising;
 .  the value of online advertising dollars spent per online user hour will in-
   crease;
 .  non-technology industry Internet advertising will increase;
 . the download speed of content will increase dramatically; and . a proliferation of Internet access devices other than the PC (for example,
   PC/television sets).

If any one or more of these assumptions are incorrect, the projections based on these assumptions may be materially different from actual results. Internet-re-lated markets and products may not grow over the next three to four years at the rates projected by International Data Corporation or Jupiter Communica-tions, or at all. If Internet-related markets or products do not grow at the assumed projected rates, our business, results of operations and financial con-dition could be materially and adversely affected.

                               Prospectus Summary

This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors," "Manage-ment's Discussion and Analysis of Financial Condition and Results of Opera-tions" and "Business" contain a discussion of some of the factors that could contribute to those differences.

                                    EarthWeb

Our Business

We are the leading provider of business-to-business online services for the global information technology industry. EarthWeb offers various online services focused on a series of vertical markets such as networking and telecommunica-tions, software development and internet technologies. Our network of vertical sites serves various constituents of the IT Industry, including:

   .Programmers and en-   .Recruiters            .Hardware manufactur-
   gineers                .Corporate IT pur-     ers
   .IT managers           chasers                .Value-added
   .Technical consul-     .Software publishers   resellers
   tants                                         .IT services firms

Our integrated online services address the needs of these constituents for con-tent, career management and recruiting, commerce and community:

 . Content. Members of the IT industry need independent, in-depth and up-to-date content such as reference and training materials, source code, IT prod-uct information and other technical data. EarthWeb's online services each focus on a particular segment of the IT industry. Developer.com, one of our flagship services, focuses primarily on the software and Internet develop-ment segments. Datamation.com, another of our flagship services, is a lead-ing resource for IT enterprise managers. We also offer premium subscription services through ITknowledge.com and the MicroHouse product line, which to-gether provide extensive electronic reference libraries and online training materials.

 . Career Management and Recruiting. Companies and other organizations depend on a qualified pool of IT professionals. EarthWeb connects IT professionals, such as programmers, engineers and consultants, with part and full-time em-ployment through a variety of online job resources. These resources include our online job board, dice.com, which is a leading service for IT profes-sionals seeking employment as well as companies and other organizations re-cruiting technical personnel. IDC estimated that the total amount spent on IT recruiting was $18 billion in 1998, a 20% increase over 1997.

 . Commerce. The IT industry needs a marketplace to buy and sell IT products and services. EarthWeb provides an online marketplace where vendors can pro-mote and advertise their goods and services, and purchasers can identify, evaluate and buy the products and services that meet their needs. Earthwebdirect.com, which focuses on software products for IT professionals, is one of the leading e-commerce sites within the EarthWeb network.

 . Community. Members of the IT industry need a neutral third-party environment to share information. EarthWeb's online discussion area (discussions.earthweb.com) indexes hundreds of online technology forums where users can contribute material and communicate with each other. Our other community areas, such as question and answer services and user sur-veys, allow users to help one another solve technical problems.

International Data Corporation forecasts that the worldwide market for informa-tion technology, or IT, products and services will grow from approximately $800 billion in 1998 to over $1.0 trillion in 2001. As a global intermediary for the IT industry, we are positioned as the trusted third party that offers an inte-grated environment where various constituents can share information, manage their careers, recruit personnel, transact business and interact with one an-other. We believe that we offer the most in-depth content and comprehensive range of business-to-business online services for the IT industry.

We have broadened our online content and services since our initial public of-fering in November 1998 to address the needs of the various constituents within the IT industry. We have added content in such areas as security, networking, hardware and Linux to address a wider range of IT industry segments. We have also expanded our online business-to-business services, in part through the ac-quisition of dice.com. In addition, our acquisition of MicroHouse added an im-portant line of subscription-based products. We intend to continue expanding the content we offer our users, the segments of the IT industry we address and the business-to-business services we provide.

Our business has grown substantially, as measured by revenues, advertising cus-tomers and the size of our sales force. Our revenues increased from $1.1 mil-lion in 1997 to $15.3 million in 1998 on a pro forma basis to include our ac-quisition of dice.com and MicroHouse. We have increased our advertising cus-tomer base for our content areas to over 250 customers as of June 30, 1999 from 175 as of December 31, 1998, and have broadened this advertiser base to include both technology and non-technology companies. Additionally, dice.com had over 3,150 advertisers as of June 30, 1999 on its job board, more than tripling the number of advertisers since the beginning of 1998. Our subscription revenue stream has also grown rapidly. We have increased our subscriber base to over 13,300 paying customers as of June 30, 1999. To support our growth, we have in-creased our sales organization to approximately 50 people.

Our Market Opportunity

The role of information technology in companies and other organizations has ex-panded and has become even more critical to the successful implementation of business strategy. While IT traditionally has focused on internal systems, in-cluding accounting and human resources, IT is expanding its role by changing the way in which organizations interact with their suppliers, market and de-liver their products and services and support their customers. IDC forecasts that the worldwide market for IT products and services will grow from an esti-mated $800 billion in 1998 to $1.0 trillion in 2001.

The growth of the IT industry has generated significant market opportunities. For example:

 . Vendors of IT products and services spent over $5 billion in 1997 in product advertising, with an increasing amount being spent online, according to Ad Age's Business Marketing.

 . Expenditures on IT recruiting increased from an estimated $15 billion in 1997 to $18 billion in 1998, according to IDC.

 .  The IT education and training market is forecasted to grow from an estimated
   $16.5 billion in 1998 to $25.3 billion in 2002, according to IDC.

 . Expenditures on computer reference books totaled approximately $1 billion in 1998, according to Simba Information.

 . Based on industry sources, we believe expenditures on IT industry reports and analyses totaled an estimated $1 billion in 1998.

Increasingly companies are using the Internet to purchase goods and services. Internet commerce is forecasted to grow from an estimated $50.4 billion in 1998 to $733.6 billion in 2002, with the business-to-business component growing from an estimated $27.4 billion to $526.2 billion in the same period, according to IDC.

Our Strategy

We seek to strengthen our position as the leading provider of business-to-busi-ness online services for the global IT industry by:

 .broadening and enhancing business-to-business services for the IT industry; .promoting EarthWeb and our other brands;
 .cultivating multiple revenue streams;
 .pursuing strategic acquisitions and investments; and .expanding internationally.

Our principal executive office is located at 3 Park Avenue, New York, New York 10016, and our telephone number at this location is (212) 725-6550. Our corpo-rate Web site address is http://www.earthweb.com. Information contained on our Web site is not part of this prospectus.

          Summary Historical and Pro Forma Financial Data Information

The following table presents summary historical and pro forma financial infor-mation about EarthWeb. The historical financial information is derived from the audited financial statements of EarthWeb for the three years ended December 31, 1998 included elsewhere in this prospectus and from the unaudited consolidated financial statements for the six months ended June 30, 1999 and 1998. The 1998 and 1999 pro forma statements of operations data is derived from the unaudited pro forma financial statements included elsewhere in this prospectus that give effect to the acquisition of dice.com and MicroHouse in February and March 1999, respectively as if it had occurred on January 1, 1998. You should read this information together with "Management's Discussion and Analysis of Finan-cial Condition and Results of Operations" and the audited, unaudited and pro forma financial statements and the notes thereto.

                          ----------------------------------------------------------------------------------
                                                                                    Six months
                                    Year ended December 31,                        ended June 30,
                          ----------------------------------------------  ----------------------------------
Dollars in thousands,
except per share data                                          Pro forma                           Pro forma
Statement of Operations         1996        1997        1998        1998        1998        1999        1999
Data:                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
Revenues................  $      472  $    1,135  $    3,349  $   15,279  $      974  $   10,931  $   13,012
Gross profit (deficit)..         158        (223)      1,218      10,890         181       6,865       8,354
Depreciation............         101         387         712       1,134         349         611         661
Amortization(1).........         --          506         404      11,170         128       4,479       5,890
Loss from continuing
 operations(2)..........      (2,004)     (5,437)     (8,970)    (20,630)     (2,916)    (15,988)    (17,718)
Net loss................      (2,046)     (7,821)     (8,970)    (20,018)     (2,916)    (15,988)    (17,718)
Basic and diluted net
 loss per share from
 continuing
 operations(3)..........  $    (0.69) $    (1.86) $    (2.37) $    (4.68) $    (1.00) $    (1.85) $    (2.02)
Basic and diluted net
 loss per share(3)......       (0.70)      (2.67)      (2.37)      (4.54)      (1.00)      (1.85)      (2.02)
Weighted average shares
 outstanding used in
 computing basic and
 diluted net loss per
 share(3)...............   2,925,000   2,925,000   3,782,575   4,411,209   2,927,972   8,650,546   8,774,330
Other Data:
Earnings before
 interest, taxes,
 amortization and one-
 time charges(4)........  $   (2,065) $   (5,198) $   (8,873) $   (8,030) $   (2,866) $  (11,230) $  (11,482)


                                                                     ----------
                                                                     As of June
                                                                      30, 1999
                                                                     ----------
Dollars in thousands
                                                                         Actual
Balance Sheet Data:                                                  ----------
Cash and cash equivalents...........................................    $36,345
Working capital.....................................................     22,577
Total assets........................................................     89,815
Stockholders' equity................................................     66,213

(1) Pro forma 1998 and 1999 includes amortization of goodwill and intangible assets of approximately $10.5 million and $1.3 million, respectively, relating to the acquisition of dice.com and MicroHouse.
(2) From EarthWeb's inception in 1994 until mid-1997, we primarily developed and maintained Web sites and online commerce infrastructures for our customers. During this period, substantially all of our revenues were derived from devel-opment contracts, maintenance fees and software license fees. During 1996, we began generating revenues from our business of online services for IT profes-sionals. EarthWeb software products and professional services divisions were discontinued in 1997 and have been recorded as discontinued operations for all periods.
(3) Common equivalent shares have been excluded from the weighted average shares outstanding for all periods as their effect is antidilutive. As of May 31, 1999: (a) 124,104 shares of common stock were issuable upon exercise of op-tions outstanding on May 31 and exercisable within 60 days at a weighted aver-age exercise price of $8.04 per share; and (b) 2,335,945 additional shares of common stock were reserved for future issuance upon exercise of options under the 1998 and 1996 stock incentive plans. Options relating to 729,966 shares of common stock were outstanding and approximately 1.7 million shares and 159,000 shares of common stock were reserved for future issuance under 1998 stock in-centive and 1998 stock purchase plans, respectively. Giving effect to the con-version of all outstanding preferred stock into common stock in November 1998 as if it had been converted on January 1, 1998, the net loss per share for the year ended December 31, 1998 would have been $1.53. See "Management--Benefit Plans" and "Description of Capital Stock."
(4) "Earnings before interest, taxes, amortization and one-time charges" is de-fined as income (loss) from operations before provision for income taxes, in-terest income, net, amortization of goodwill and other intangible assets re-lated to acquisitions and one-time charges. Earnings before interest, taxes, amortization and one-time charges is not intended to represent cash flows from operations and should not be considered as an alternative to net income (loss) as an indicator of EarthWeb's operating performance or to cash flows as a meas-ure of liquidity. Although EarthWeb believes that earnings before interest, taxes, amortization and one-time charges is a standard measure commonly re-ported and widely used by analysts, investors and other interested parties in the internet industry, the earnings before interest, taxes, amortization and one-time charges presented for EarthWeb may not be comparable to similarly ti-tled measures reported by other companies. Earnings before interest, taxes, am-ortization and one-time charges for 1999 and Proforma 1999 include a one-time operating charge of $672,000 which was recorded by EarthWeb in the second quar-ter of 1999.

                                  Risk Factors

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this pro-spectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

Risks Particular to EarthWeb

You cannot predict our future success based on our limited operating history

Although we commenced operations in October 1994, we did not begin our business of providing online services to IT professionals until October 1995, and only recently broadened our online services to address the needs of other constitu-ents of the IT industry. We did not begin generating advertising revenues until June 1996. The limited amount of information about us makes it difficult for you to predict whether we will be successful.

EarthWeb competes in the relatively new markets for Internet services and prod-ucts. Thus, you should also evaluate our chances of financial and operational success in light of the risks, uncertainties, expenses, delays and difficulties associated with operating a business in a relatively new and unproven market, many of which may be beyond our control. Some of the risks that we face are de-scribed in the following paragraphs. Our failure to address these risks could have a material adverse effect on our business, results of operations and fi-nancial condition.

We have a history of losses and may need additional funds

We had an accumulated deficit of $33.3 million at June 30, 1999. We have also experienced operating losses as well as net losses for all of the fiscal years during which we have operated. We expect that we will continue to operate at a loss for the foreseeable future. Although our revenues have increased in recent quarters, we cannot assure you that such growth will be maintained or increased in the future. You should not rely on our recent revenue growth as indicative of our future results of operations. We cannot predict with accuracy our future results of operations and believe that any period-to-period comparisons of our results of operations are not meaningful.

We expect to increase our operating expenses significantly, expand our sales and marketing operations and continue to develop and extend our online servic-es. In the future, we may not generate sufficient revenues to pay for all of these operating or other expenses. If we fail to generate sufficient cash to pay these expenses, we will need to identify other sources of financing. We may not be able to borrow money or issue more shares of common stock or other secu-rities to meet our cash needs, and even if we can complete such transactions, the terms may seem to us to be unfavorable. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" for a more complete description of our historical financial condition, results of operation and li-quidity.

We compete in a highly competitive developing market without certainty of future growth

The market for EarthWeb's online services has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market en-trants. As is typical of a new and rapidly evolving industry, demand and market acceptance for recently introduced services is uncertain and we cannot accu-rately predict the future growth, if any, and size of this market. The market for our online services may not continue to develop or become sustainable. If use of our online services fails to grow, our ability to establish other online services would be materially adversely affected. In addition, we may not be successful in our business strategy of extending our online services model to additional segments of the IT industry.

EarthWeb competes with other companies that direct portions of their Web sites towards certain segments or sub-segments of the IT industry. Some of EarthWeb's competitors include:

 .Ziff-Davis (DevHead)
 .CNET (builder.com and activex.com)
 .CMP Media (cmpnet)
 .Internet.com (webdeveloper.com)
 .Wired Digital (Webmonkey)
 .IDG (Javaworld)

In addition, we compete for advertising revenues with general interest portal and destination sites, as well as traditional media. Our competitors for sales of products are book, software and online retailers that sell products similar to ours. Many of our competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations re-sources than we do. As a result, they may be in a position to respond more quickly to new or emerging technologies and changes in customer requirements and to develop and promote their products and services more effectively. We may not be able to compete successfully against present or future competitors.

There are relatively low barriers to entry in the online services market. We do not own any patent technology that precludes or inhibits competitors from en-tering the IT online market. Existing or future competitors may develop or of-fer services that are comparable or superior to ours at a lower price, which could have a material adverse effect on our business, results of operations and financial condition.

Our future revenues are dependent on the adoption and effectiveness of the Internet as an advertising medium

Our future success is highly dependent on an increase in the use of the Internet as an advertising medium. The Internet advertising market is new and rapidly evolving, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand and market acceptance for Internet advertising solutions is uncertain. Most of our current or potential advertising customers have little or no experience using the Internet for ad-vertising purposes and they have allocated only a limited portion of their ad-vertising budgets to Internet advertising. The adoption of Internet advertis-ing, particularly by those entities that have historically relied upon tradi-tional media for advertising, requires the acceptance of a new way of con-ducting business, exchanging information and advertising products and services. Such customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. If the market for Internet advertising fails to develop or develops more slowly than we expect, then our business, results of operations and financial condition could be materially adversely affected.

There are currently no standards for the measurement of the effectiveness of Internet advertising and standard measurements may need to be developed to sup-port and promote Internet advertising as a significant advertising medium. Our advertising customers may challenge or refuse to accept our or third-party mea-surements of advertisement delivery, and our customers may not accept any er-rors in such measurements. In addition, the accuracy of database information used to target advertisements is essential to the effectiveness of Internet ad-vertising that may be developed in the future. The information in our database, like any database, may contain inaccuracies that our customers may not accept.

If advertisers determine that banner advertising is an ineffective or unattrac-tive advertising medium, we may not be able to maintain our revenues with other forms of advertising that we offer. Also, "filter" software programs limit or prevent advertising from being delivered to a user's computer. The commercial viability of Internet advertising, and our business, results of operations and financial condition, would be materially adversely affected by Web users' wide-spread adoption of such software.

We rely heavily on advertising revenues

To date, substantially all of our revenues are derived from banner advertise-ments, paid listings and sponsorships. We rely primarily on our in-house adver-tising sales force for domestic advertising sales. Our success depends, in part, on hiring, retaining, managing, training and motivating our sales force. If a significant portion of our advertising sales force leaves, we may not be able to compete for or retain advertisers and we may not be able to sustain or increase our current advertising sales level. The reduction in the amount of revenue from advertising sales could have a material adverse effect on our business, results of operations and financial condition.

In addition, the competition in the sale of advertising on the Internet, in-cluding competition from Internet portals and other high-traffic sites is in-tense. This competition has resulted in a wide range of rates quoted by differ-ent vendors for a variety of advertising services. As a result, we cannot accu-rately predict the future levels of Internet advertising revenues that we will realize. The prices for Internet advertising may also be affected by competi-tion among current and future suppliers of Internet navigational services or Web sites and advertising networks. This, together with competition with other traditional media for advertising placements, could result in significant price competition, reduced pricing for Internet advertising and reductions in EarthWeb's advertising revenues.

See "Management Discussion and Analysis of Financial Condition and Results of Operations" for a more complete description of our sources of revenues and the impact of the nature of our business on our financial condition.

A significant portion of our revenue comes from a limited number of advertisers

Our revenues to date have been derived from a limited number of advertising customers and we expect that a limited number of advertisers will continue to account for a significant portion of our revenues. While for the six month pe-riod ended June 30, 1999, no advertiser accounted for more than 10% of revenues and our top 20 advertisers accounted for an aggregate of approximately 22% of our revenues, IBM accounted for approximately 11% and Microsoft accounted for approximately 10% of our revenues for the year ended December 31, 1998 and our top 20 advertisers accounted for an aggregate of approximately 52% of our reve-nues during 1998. Both Microsoft and IBM advertised on EarthWeb's online serv-ices during the year ended December 31, 1997, but revenues from each accounted for less than 10% of EarthWeb's revenues during 1997. Moreover, we generally use purchase order agreements that are subject to cancellation in order to sell advertising. Current advertisers may not continue to purchase advertising from us or we may not be able to attract additional advertisers. The loss of one or more of the advertisers that represent a material portion of our revenues could have a material adverse effect on our business, results of operations and fi-nancial condition. In addition, the non-payment or late payment of amounts due by a significant advertiser could have a material adverse effect on our busi-ness, results of operations and financial condition. See "Management's Discus-sion and Analysis of Financial Condition and Results of Operations" for more information relating to our clients.

We engage in barter transactions which do not generate cash revenue

We engage in barter transactions, which reduce cash expenditures in marketing and other areas, and leverage our advertising inventory. While for the six month period ended June 30, 1999, revenues from barter transactions represented approximately 11% of total revenues, during 1998, revenues from barter transac-tions represented approximately 25% of total revenue and less than 10% of total revenue on a pro forma basis after giving effect to the acquisition of dice.com. Barter revenues may continue to represent a significant portion of our total revenues in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more complete descrip-tion of our barter transactions.

We must continue to maintain and develop our reputation and brand recognition

We believe that establishing and maintaining the identity of our several brands is critical in attracting and expanding our audience, and that the importance of brand recognition will increase due to the growing number of Internet online services. Promotion and enhancement of our brands will depend largely on our success in continuing to provide high quality online services. If users do not perceive EarthWeb's existing online services to be of high quality, or if we introduce new online services or enter into new business ventures that are not favorably received by users, the uniqueness of our brands could be diminished and the attractiveness of our audiences to advertisers could be reduced. We may also find it necessary to increase substantially our financial commitment to creating and maintaining a distinct brand loyalty among users. If we (1) cannot provide high quality online services, (2) fail to promote and maintain our brands, or (3) incur excessive expenses in an attempt to improve our online services or promote and maintain our brands, our business, results of opera-tions and financial condition could be materially adversely affected.

We must retain key executives and personnel

Our performance is substantially dependent on the performance of our senior management and key technical personnel. In particular, our success depends sub-stantially on the continued efforts of our senior management. EarthWeb has em-ployment agreements, which include non-compete provisions, with members of se-nior management. However, these key personnel and others may leave EarthWeb or compete with us, which could have a material adverse effect on our business, results of operations and financial condition. In addition, we have not pur-chased key person life insurance on all members of our senior management.

Our future success also depends upon our continuing ability to identify, at-tract, hire and retain highly qualified personnel. There is currently a short-age of qualified personnel in the online services market, and this shortage is likely to continue. We compete intensely for qualified personnel with other companies. If we cannot attract, motivate and retain qualified professionals, our business and results of operations could be materially adversely affected.

Our continued future growth may strain our resources

A key part of our strategy is to grow, which may strain our managerial, opera-tional and financial resources.

To manage recent acquisitions and future growth, our management must continue to improve our operational and financial systems and expand, train, retain and manage our employee base. Our management may not be successful in managing EarthWeb's growth effectively. If our systems, procedures and controls are in-adequate to support our operations, our expan-sion would be halted and we could lose our opportunity to gain significant mar-ket share. Any inability to manage growth effectively could have a material ad-verse effect on our business, results of operations and financial condition.

We may be unable to consummate potential acquisitions or integrate the operations of companies we acquire

Our strategy includes the acquisition of assets of online service providers that enhance our current services. As part of this strategy, we acquired both dice.com and MicroHouse, as well as the businesses of GoCertify and The Perl Journal, among others. Our continued growth will depend in part on our ability to continue to identify suitable acquisition candidates and to acquire them on appropriate terms. In addition, the anticipated results of any acquisitions may not be realized. Some of the risks that we may encounter in acquiring other companies include the following:

 .expenses, delays and difficulties of integrating the acquired company into EarthWeb's existing organization;
 .potential disruption of our ongoing business;
 .diversion of management's attention;
 .the amortization of the acquired company's intangible assets;
 .impact on our financial condition due to the timing of the acquisition; .failure to retain key personnel;
 .difficulties of integrating the personnel and cultures of the acquired company into our organization; and
 .potential legal liabilities.

If any of these risks materialize, they could have a material adverse effect on our business, results of operations and financial condition.

We rely on a number of content providers

Our success depends upon our ability to provide a wide range of in-depth con-tent. The markets for our online services are characterized by rapidly changing technology, emerging industry standards and the rapidly changing needs of our audience. We rely on a number of publishers of technical materials, our vendors and the users of our online services for the continuing provision of up-to-date content. No single content provider is material to EarthWeb's operations. How-ever, publishers of technical materials with which we currently have a rela-tionship, our current vendors or the current users of our online services, may not continue to provide us with a similar flow of content or may not continue to do so on the same terms and conditions. If the flow of content for our on-line services decreases either in terms of quality or quantity, or ceases com-pletely, our business, results of operations and financial condition could be materially adversely affected.

We rely on a number of strategic alliances

We rely on strategic alliances with Sun Microsystems, CMP Media, Ziff-Davis, Macmillan, beyond.com and fatbrain.com, among others, to attract users and paid advertising to our online services. These relationships may not continue or we may not be able to develop any additional third party alliances on acceptable commercial terms. No one of these strategic alliances is individually material to our operations. However, our inability to maintain current strategic rela-tionships generally or develop new strategic relationships could have a mate-rial adverse effect on our business, results of operation and financial condi-tion.

Our quarterly results may fluctuate significantly

Because of our limited operating history, we plan our expenses based in part upon our expectations concerning future revenue. Our expenses, to a large ex-tent, are fixed. Our quarterly revenues and operating results depend substan-tially upon the advertising revenues we receive within that quarter, which are difficult to forecast accurately. The cancellation or deferral of a small num-ber of advertising contracts could have a material adverse effect on our busi-ness, results of operations and financial condition. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall could have a material adverse effect on our busi-ness, results of operation and financial condition.

Our quarterly results have historically been affected by variations in the fol-lowing:

 .the level of usage of the Internet;
 .demand for Internet advertising;
 .the addition or loss of advertisers;
 .the level of user traffic on EarthWeb's online services;

 .economic conditions specific to the Internet industry; and .online media and economic conditions generally.

We also believe that our revenues are subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year. As a strategic response to this, we have and may continue to make pricing, service or marketing decisions. We also may con-summate business combinations to reduce our exposure to seasonality. Any fail-ure of one or more of these strategies could have a material adverse effect on our business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information or factors that may cause variations in our quarterly results.

We may have difficulty in expanding and managing our international operations

A key part of our strategy is to develop our online services in international markets. To date, we have had limited experience in developing localized ver-sions of our online services and in marketing and operating our online services internationally. We intend to enter into relationships with foreign business partners. If the international revenues are not adequate to offset our invest-ments in international activities, our business, results of operations and fi-nancial condition could be materially and adversely affected.

We may experience difficulty in managing international operations because of distance, as well as language and cultural differences. We and any of our fu-ture foreign business associates may not be able to successfully market and op-erate our online services in foreign markets. Furthermore, in light of substan-tial anticipated competition, we believe that it will be necessary to implement our business strategy quickly in international markets to obtain a significant share of the market. We cannot give you any assurance that we will be able to do so. Other risks that could affect EarthWeb's potential international opera-tions include:

 .fluctuations in currency exchange rates;
 .difficulties arising from staffing and managing foreign operations; .unexpected changes in the legal and regulatory requirements of different coun-
tries;
 .potential political and economic instability; and .overlapping or differing tax laws.

If any of these risks materialize, EarthWeb's domestic and international busi-nesses, results of operations and financial condition could be materially ad-versely affected.

Risks Typical of the Internet Industry

Our success is tied to the continued growth in the use of the Internet and the adequacy of the Internet infrastructure

Our future success is substantially dependent upon continued growth in the use of the Internet. The number of users and advertisers on the Internet may not increase and commerce over the Internet may not become more accepted and wide-spread for a number of reasons, including:

 .  actual or perceived lack of security of information, including credit card numbers;
 .  lack of access and ease of use;
 .  congestion of traffic on the Internet;
 .  inconsistent quality of service and lack of availability of cost-effective, high speed service;
 .  possible disruptions due to Year 2000 difficulties, computer viruses or other damage to the Internet servers or to users' computers;
 .  excessive governmental regulation;
 . uncertainty regarding intellectual property ownership; and . lack of high-speed modems and other communications equipment.

Published reports have also indicated that growth in the use of the Internet has resulted in users experiencing delays, transmission errors and other diffi-culties. As currently configured, the Internet may not support an increase in the number or requirements of our users. In addition, there have been outages and delays on the Internet as a result of damage to the current infrastructure. The amount of traffic on EarthWeb's online services could be materially af-fected if there are outages or delays in the future. The use of the Internet may also decline if there are delays in the development or adoption of modifi-cations by third parties that are required to support increased levels of ac-tivity on the Internet. If none of the foregoing changes occur, or if the Internet does not become a viable commercial medium, our business, results of operations and financial condition could be materially adversely affected. In addition, even if those changes occur, we may be required to spend significant amounts to adapt our online services to any new or emerging technologies relating to the Internet.

Capacity constraints or systems failures could materially and adversely affect our business

The performance of our online services is critical to:

 .  our reputation;
 . our ability to attract advertisers to our services; and . achieving market acceptance of our online services.

Any system failure, including network, software or hardware failure, that causes interruption or an increase in response time of our online services could result in decreased usage of our services. If these failures are sus-tained or repeated, they could reduce the attractiveness of our online services to our users, vendors and advertisers. An increase in the volume of queries conducted through our online services could strain the capacity of the software or hardware we employ, which could lead to slower response time or system fail-ures, that could adversely affect our advertising revenues. We also face tech-nical challenges associated with higher levels of personalization and localiza-tion of content delivered to users of our online services. The process of man-aging advertising within our large, high traffic Internet online service is an increasingly important and complex task. EarthWeb relies on both internal and licensed third party advertising, inventory management and analysis systems. We could incur so-called "make good" obligations to our advertising customers if an extended failure of our advertising system results in incorrect advertising insertions. By displacing advertising inventory, these obligations could defer advertising revenues and thereby have a material adverse effect on our busi-ness, results of operations and financial condition.

Our operations are dependent in part upon our ability to protect our operating systems against:

 .physical damage from acts of God;
 .power loss;
 .telecommunications failures;
 .physical and electronic break-ins;
 .computer viruses; and
 .similar events.

The occurrence of any of these events could result in interruptions, delays or cessations in service to users of our online services, which could have a mate-rial adverse effect on our business, results of operations and financial condi-tion.

We may face liability for the services that we provide

Because content made available by third parties may be downloaded by the online services operated or facilitated by us and may be subsequently distributed to others, there is a potential that claims will be asserted against EarthWeb for defamation, negligence or personal injury, or based on other theories due to the nature of the content. These claims have been brought, and sometimes suc-cessfully asserted, against other online service providers. In addition, we could be exposed to liability with respect to the selection of listings that may be accessible through our online services or through content and materials that may be posted by users in our classifieds, bulletin board or chat room services. By providing hypertext links to Internet sites operated by other providers, third parties may attempt to assert claims or liability for wrongful actions by these other providers through these Internet sites. It is also pos-sible that users could claim that we were responsible for losses incurred in reliance on information provided on EarthWeb's online services. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to provide full indemnification. Any impo-sition of liability or legal defense expenses that are not covered by insurance or are in excess of insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Consumers may sue us if any of the products that we sell online are defective, fail to perform properly or injure the user. To date, we have had very limited experience in the sale of products online and the development of relationships with manufac-turers or suppliers of such products. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our reputation and our business.

Misappropriation of our intellectual property could harm our reputation, affect our competitive position and cost us money

We believe that our service marks and other proprietary rights are important to our success and competitive position. We have registered some of our serv-ice marks in the United States and abroad. We also limit access to and distri-bution of our proprietary information, as well as proprietary information li-censed from third parties. Our management cannot ensure that these strategies will be adequate to deter misappropriation of our proprietary information and material.

Despite our efforts to protect our intellectual property, we face the follow-ing risks:

 .non-recognition or inadequate protection of our proprietary rights in various foreign countries;
 .undetected misappropriation of our proprietary information or materials; .development of similar technologies by competitors;
 .unenforceablity of the non-competition agreements entered into by our employ-ees; and
 .infringement claims, even if not meritorious.

If any of these risks materialize, we could be required to pay significant amounts to defend our rights and our managerial resources could be diverted.

Legal standards relating to the validity, enforceability and scope of protec-tion of various intellectual property rights in Internet-related industries are uncertain and still evolving, and no assurance can be given as to the fu-ture viability or value of any intellectual property rights of EarthWeb or other companies within the IT industry. We generally enter into confidential-ity agreements with our employees, consultants, vendors and customers, license agreements with third parties and generally seek to control access to and dis-tribution of our technology, documentation and other proprietary information. EarthWeb pursues the registration of its service marks in the United States and internationally. We have obtained United States service mark registrations for EarthWeb and its related logo (the "Fang Logo Design"), have been assigned Plugin Datamation and Datamation and have applied for the registration of ad-ditional service marks, including developer.com. Effective trademark, copy-right and trade secret protection may not be available in every country in which EarthWeb's online services are distributed or made available through the Internet. The steps we have taken to protect our proprietary rights may not be adequate, and third parties could infringe or misappropriate our copyrights, service marks, trade dress and similar proprietary rights.

We have licensed in the past, and expect to license in the future, various elements of our distinctive trademarks, service marks, trade dress, trade secrets and similar proprietary rights to third parties. While we attempt to ensure that the quality of our several brands is maintained by these licensees, no assurance can be given that these licensees will not take actions that could materially and adversely affect the value of proprietary rights or the reputation of our online services, either of which could have a material adverse effect on business, results of operation and financial condition. Also, we are aware that third parties have from time to time copied significant portions of developer.com directory listings for use in competitive Internet navigational tools and services, and we cannot guaranty that the distinctive elements of developer.com can be protected under copyright law. See "Business--Intellectual Property" for more information concerning our intellectual property.

We may be liable if third parties misappropriate our users' personal information

If third parties were able to penetrate our network security or otherwise mis-appropriate our users' personal information or credit card information, we could be subject to liability. This liability could include claims for unau-thorized purchases with credit card information, impersonation or other simi-lar fraud claims. They could also include claims for other misuses of personal information, including unauthorized marketing purposes. These claims could re-sult in litigation. In addition, the Federal Trade Commission and state agen-cies have been investigating various Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.

Our business is subject to U.S. and foreign government regulation of the Internet and taxation

Congress and various state and local governments, as well as the European Union, have recently passed legislation that regulates various aspects of the Internet, including online content, copyright infringement, user privacy, tax-ation, access charges, liability for third-party activities and jurisdiction. In addition, federal, state, local and foreign governmental organizations are also considering legislative and regulatory proposals that would regulate the Internet. Areas of potential regulation include libel, pricing, quality of products and services and intellectual property ownership. A number of propos-als have been made at the state and local level that would impose taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of e-commerce and could adversely affect our future results of operation and financial condition.

A law imposing a three-year moratorium on new taxes on Internet-based transac-tions has recently been enacted in the US. This moratorium relates to new taxes on Internet access fees and state taxes on e-commerce that discriminate against out-of-state Web sites. Sales or use taxes imposed by those buying or selling products or services over the Internet will not be affected by this moratorium. We have not yet been able to determine how we will be affected by this moratorium. To the extent that the moratorium provides a material bene-fit, its expiration after three years could have a material adverse effect on our financial condition and results of operations.

Because these laws are relatively new and still in the process of being imple-mented, it is not known how courts will interpret both existing and new laws. Therefore, EarthWeb's management is uncertain as to how new laws or the appli-cation of existing laws will affect our business. Increased regulation of the Internet may reduce the use of the Internet, which could decrease the demand for our services, increase our cost of doing business or otherwise have a ma-terial adverse effect on our business, results of operations and financial condition. See "Business--Regulation" for a more complete description of the regulations that govern our industry.

Risks Relating to the Offering

Our stock price, like that of other Internet companies, is volatile

EarthWeb's common stock began trading on the Nasdaq National Market on Novem-ber 11, 1998 and its market price has been highly volatile. The price range for our common stock has ranged from a low of $25.38 to a high of $89 since it began trading on the Nasdaq National Market. In addition, the overall market for the equity securities issued by Internet-related companies has been vola-tile. This volatility may continue. Factors that may materially adversely af-fect the market price of our common stock include:

 .  variations in our financial results and earnings;
 .  failure to meet or exceed estimates by securities analysts;
 .  fluctuations in the stock prices of our competitors;
 .  any loss of key management;
 .  adverse regulatory actions or decisions;
 .  announcements of extraordinary events, including material litigation or ac-
   quisitions or changes in pricing policies by us or our competitors;
 . changes in the market for our online services; and . general economic, political and market conditions.

We are controlled by a small number of investors

The stockholders set forth below (and their affiliates) as of May 31, 1999 collectively beneficially owned approximately 38.26% of the outstanding shares of common stock and individually owned the percentage set forth opposite their respective names:

  Directors                             37.44%
  Executive officers                    18.85%
  Warburg, Pincus Ventures, L.P.        19.39%

If the stockholders listed above choose to act or vote in concert, they will have the power to influence the election of EarthWeb's directors, the appoint-ment of new management and the approval of any other action requiring the ap-proval of EarthWeb's stockholders, including any amendments to our certificate of incorporation and mergers or sales of all of its assets. In addition, with-out the consent of these stockholders, EarthWeb could be prevented from enter-ing into potentially beneficial transactions. Conversely, third parties could be discouraged from making a tender offer or bid to acquire EarthWeb at a price per share that is above the price at which the common stock trades on the Nasdaq National Market.

Substantial sales of our common stock could adversely affect our stock price

In connection with our acquisitions of dice.com, MicroHouse and Codeguru, we issued 577,778 shares of common stock to the former owners of dice.com, issued 50,856 shares of common stock and a note convertible into 126,475 shares of common stock to the former shareholders of MicroHouse and issued 284,514 shares of common stock to the former owner of Codeguru. Of these shares, 787,955 are being offered and sold under this prospectus. These shareholders have agreed to restrict their sales of these shares of common stock to a limited number of shares per quar-ter. Certain of these shares are currently held under escrow arrangements and are not immediately resellable. However, in the event that all of these shares available for sale in any quarter are all sold on one day, such sales may have an adverse effect in the market price of our common stock. See "Plan of Distri-bution" and "Description of Capital Stock--Registration Rights" for a descrip-tion of the registration rights granted to holders of such shares.

Our charter documents could make it more difficult for a third party to acquire us

Various provisions of our certificate of incorporation and by-laws are designed to discourage or prevent a third party from acquiring control of EarthWeb. Our by-laws include restrictions on who may call a special meeting of stockholders, and either a majority of the board of directors or the holders of 66.66% of the outstanding capital stock of EarthWeb, which are entitled to vote in the elec-tions of the board of directors, must approve all amendments to EarthWeb's by-laws.

EarthWeb's certificate of incorporation authorizes the board of directors to issue up to 2,000,000 shares of "blank check" preferred stock. The board of di-rectors will have the authority without action by EarthWeb's stockholders to fix the rights, privileges and preferences of, and to issue shares of this pre-ferred stock. In addition, EarthWeb's certificate of incorporation provides that the board of directors will be divided into three classes with the direc-tors serving staggered three-year terms. Only the holders of 66.66% of the out-standing capital stock of EarthWeb that are entitled to vote in the elections of the board of directors can amend this provision. See "Description of Capital Stock--Preferred Stock," and "Description of Capital Stock--Anti-Takeover Pro-visions" for a more complete description of the capitalization of EarthWeb and the relevant provisions of our certificate of incorporation and by-laws.

                                ---------------

This prospectus also contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expec-tations and intentions. These statements may be identified by the use of words like "believes," "expects," "may", "will," "should," "seeks," "pro forma," or "anticipates," and similar expressions. Our actual results could differ materi-ally from those discussed in these statements. Factors that could contribute to these differences include those discussed above and elsewhere in this prospec-tus.

                                Use of Proceeds

EarthWeb will not receive any of the proceeds from the sale of these shares by selling stockholders. See "Selling Stockholders" for a list of those persons and entities receiving proceeds from sales of these shares. We are registering these shares to satisfy various obligations we have to the selling stockhold-ers.

                     Securities Covered by This Prospectus

Certain shares of common stock of EarthWeb covered by this prospectus are available for use in connection with acquisitions of other businesses, proper-ties or securities in business combination transactions, which may relate to businesses similar or dissimilar to our services and other operations. The con-sideration offered by EarthWeb in such acquisitions, in addition to any shares of common stock offered by this prospectus, may include cash, debt or other se-curities, which may be convertible into shares of common stock of EarthWeb cov-ered by this prospectus, or assumption by EarthWeb of liabilities of the busi-ness being acquired, or a combination. The terms of acquisitions are typically determined by negotiations between EarthWeb and the owners of the businesses, properties or securities, including newly issued securities, to be acquired, with our taking into account the quality of management, the past and potential earning power and growth of the businesses, properties or securities to be ac-quired, and other relevant factors. Shares of common stock issued to the owners of the businesses, properties or securities to be acquired normally are valued at a price reasonably related to the market value of the common stock either at the time the terms of the acquisition are tentatively agreed upon or at or about the time or times of delivery of the shares.

With our consent, this prospectus may also be used by persons who have received or will receive from us common stock covered by this prospectus or by prospec-tuses under other registration statements in connection with acquisitions and who may wish to sell such stock under circumstances requiring or making desir-able its use. See "Selling Stockholders" for a list of those persons who are using this prospectus to sell their shares of common stock. Our consent to such use may be conditioned upon such persons' agreeing not to offer more than a specified number of shares following amendments to this prospectus, which we may agree to use our best efforts to prepare and file at certain intervals. EarthWeb may require that any such offering be affected in an organized manner through securities dealers. Sales by means of this prospectus may be made from time to time privately at prices to be individually negotiated with the pur-chasers, or publicly through transactions on the Nasdaq National Market, which may involve crosses and block transactions, or in the over-the-counter market, at prices reasonably related to market prices at the time of sale or at negoti-ated prices. Broker-dealers participating in such transactions may act as agent or as principal and, when acting as agent, may receive commissions from the purchasers as well as from the sellers, if also acting as agent for the pur-chasers. EarthWeb may indemnify any broker-dealer participating in such trans-actions against certain liabilities, including liabilities under the 1933 Act. Profits, commissions and discounts on sales by persons who may be deemed to be underwriters within the meaning of the 1933 Act may be deemed underwriting com-pensation under that Act.

Stockholders may also offer shares of stock issued in past and future acquisi-tions by means of prospectuses under other available registration statements or pursuant to exemptions from the registration requirements of the 1933 Act, in-cluding sales which meet the requirements of Rule 145(d) under that Act, and stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

See the inside back cover page of this prospectus for the identity of any per-sons who have received stock in connection with acquisitions by EarthWeb and with respect to whom we have consented to the use of this prospectus in connec-tion with sales of such stock.

                          Price Range of Common Stock

EarthWeb's common stock has been quoted on the Nasdaq National Market under the symbol "EWBX" since November 11, 1998. The following table sets forth, for the periods indicated, the high and low closing sales prices per share of the com-mon stock as reported on the Nasdaq National Market:

                                                                  -------------
                                                                    High    Low
                                                                  ------ ------
Year Ended December 31, 1998:
Fourth Quarter from November 11, 1998............................ $69.25 $33.00
Year Ending December 31, 1999:
First Quarter.................................................... $54.81 $35.50
Second Quarter................................................... $77.63 $26.19
Third Quarter through August 12, 1999............................ $49.25 $32.88

As of June 30, 1999, there were 112 holders of record of our common stock.

                                Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not expect to do so in the foreseeable future. We currently intend to retain any earnings to finance the expansion and development of our business. Any fu-ture determination of the payment of dividends will be made at the discretion of the board of directors based upon various conditions, including EarthWeb's earnings, financial condition and capital requirements as well as the economic and other conditions that the board of directors may deem relevant.

                                 Capitalization

The following table sets forth the capitalization of EarthWeb as of June 30, 1999. This table should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Op-erations" and the financial statements of EarthWeb and notes thereto included elsewhere in this prospectus.

                                                           -------------------
                                                           As of June 30, 1999
                                                           -------------------
Dollars in thousands
Total long-term obligations...............................            $  5,662
                                                           -------------------
Stockholders' equity:
  Common stock, $.01 par value; 21,750,000 shares
   authorized; 9,396,825 shares issued and outstanding....                  94
  Additional paid-in capital..............................             100,344
  Unearned compensation...................................                (754)
  Treasury stock at cost (4,713 shares)...................                (200)
  Accumulated deficit.....................................             (33,271)
                                                           -------------------
    Total stockholders' equity............................              66,213
                                                           -------------------
    Total capitalization..................................            $ 71,875
                                                           ===================

                            Selected Financial Data

The selected financial data should be read in conjunction with EarthWeb's fi-nancial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the balance sheet data as of December 31, 1997 and 1998 are derived from the audited financial statements of EarthWeb and are included elsewhere in this prospectus. The statements of operations data for the six months ended June 30, 1998 and 1999 and the balance sheet data as of June 30, 1999 are derived from the unaudited consolidated financial statements of EarthWeb and are included elsewhere in this prospectus. The balance sheet data as of December 31, 1995 and 1996 and the statement of operations data for the year ended December 31, 1995 are derived from the audited financial statements of EarthWeb not included herein. The historical results presented here are not necessarily indicative of future results.

                              ------------------------------------------------------------------------
                                                                                 Six Months ended
                                        Year ended December 31,                      June 30,
                              ----------------------------------------------  ------------------------
Dollars in thousands, except        1995        1996        1997        1998            1998      1999
per share data                ----------  ----------  ----------  ----------  --------------  --------
Statement of Operations
 Data:
Revenues....................  $       --  $      472  $    1,135  $    3,349         $   974  $ 10,931
Cost of revenues............          --         314       1,358       2,131             793     4,066
                              ----------  ----------  ----------  ----------  --------------  --------
Gross profit (deficit)......          --         158        (223)      1,218             181     6,865
                              ----------  ----------  ----------  ----------  --------------  --------
Operating expenses
  Product development.......          36          68       1,003       1,476             556     1,616
  Sales and marketing.......          --         252       1,018       4,546             810    11,911
  General and administra-
   tive.....................         626       1,802       2,567       3,357           1,332     4,629
  Depreciation..............          42         101         387         712             349       611
  Amortization..............          --          --         506         404             128     4,479
                              ----------  ----------  ----------  ----------  --------------  --------
    Total operating ex-
     penses.................         704       2,223       5,481      10,495           3,175    23.246
                              ----------  ----------  ----------  ----------  --------------  --------
Loss from operations........        (704)     (2,065)     (5,704)     (9,277)         (2,994)  (16,381)
Interest and other income,
 net........................          (1)         61         267         307              78       393
                              ----------  ----------  ----------  ----------  --------------  --------
Loss from continuing opera-
 tions......................        (705)     (2,004)     (5,437)     (8,970)         (2,916)  (15,988)
Loss from discontinued oper-
 ations.....................          65         (42)     (2,384)         --             --        --
                              ----------  ----------  ----------  ----------  --------------  --------
Net loss....................  $     (640) $   (2,046) $   (7,821) $   (8,970)        $(2,916) $(15,988)
                              ==========  ==========  ==========  ==========  ==============  ========
Basic and diluted net loss
 per share from continuing
 operations.................  $    (0.24) $    (0.69) $    (1.86) $    (2.37)        $ (1.00) $  (1.85)
Basic and diluted net loss
 per share from discontinued
 operations.................        0.02       (0.01)      (0.81)         --             --        --
                              ----------  ----------  ----------  ----------  --------------  --------
Basic and diluted net loss
 per share (1)..............  $    (0.22) $    (0.70) $    (2.67) $    (2.37)        $ (1.00) $  (1.85)
                              ==========  ==========  ==========  ==========  ==============  ========
Weighted average shares out-
 standing used in computing
 basic and diluted net loss
 per share..................   2,925,000   2,925,000   2,925,000   3,782,575           2,928     8,651
                              ==========  ==========  ==========  ==========  ==============  ========
                              --------------------------------------------------------------
                                          As of December 31,                  As of June 30,
                              ----------------------------------------------  --------------
                                    1995        1996        1997        1998            1999
Dollars in thousands          ----------  ----------  ----------  ----------  --------------
Balance Sheet Data:
Cash and cash equivalents...      $  886      $3,779      $4,775     $25,292         $36,345
Working capital.............         865       3,315       4,317      23,705          22,577
Total assets................       1,393       5,652       8,514      30,477          89,815
Long-term obligations.......          25          94          85          66           5,662
Stockholders' equity........       1,251       4,259       6,445      26,852          66,213

(1) On a pro forma basis the net loss per share for 1998 was $1.53. The pro forma per share amount is computed by using the sum of the weighted average number of shares of common stock and the 2,439,833 shares of common stock is-sued in November 1998 upon conversion of preferred stock as if it had been con-verted on January 1, 1998.

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

Overview

EarthWeb is the leading provider of business-to-business online services for the global IT industry. EarthWeb's network of sites is a central hub for vari-ous constituents of the IT industry. EarthWeb's integrated online services ad-dress the needs of these constituents for content, career management and re-cruiting, commerce and community.

From its inception in 1994 until mid-1997, EarthWeb primarily developed and maintained Web sites and online commerce infrastructures for its customers. During this period, substantially all of EarthWeb's revenues were derived from development contracts, maintenance fees and software license fees. During 1996, EarthWeb began developing online services for IT professionals. EarthWeb's operations not related to providing online services to IT profes-sionals were discontinued in 1997 and have been recorded as discontinued oper-ations for all periods. In early 1999, EarthWeb continued to broaden its on-line services to address the needs of other constituents of the IT industry.

Through December 31, 1998, EarthWeb purchased five Web sites to expand and ex-tend its online service offerings. In August 1997, EarthWeb acquired jars.com, the Web site of the Java Applet Rating Service, for $1.1 million, consisting of a $500,000 cash payment at closing and four quarterly payments of $150,000. Jars.com is a premier online service providing ratings and reviews of Java and other source code. In February 1998, EarthWeb acquired the companion Web sites htmlgoodies.com and javagoodies.com, which provide tutorials and other techni-cal resources for Web developers. In April 1998, EarthWeb acquired intranetjournal.com, a leading online service for Intranet managers. In May 1998, EarthWeb acquired javascripts.com, an online service that complements EarthWeb's other offerings by providing a large repository of JavaScript source code. In July 1998, EarthWeb acquired datamation.com, which provides online articles, resources and product analysis for IT enterprise managers. The aggregate cost of these Web site acquisitions totaled approximately $949,000. At December 31, 1998, EarthWeb had intangible assets of approxi-mately $1.1 million, primarily related to the acquisitions of jars.com and datamation.com. Intangible assets resulting from these acquisitions will be amortized on a straight-line basis over a period of three years.

Subsequent to December 31, 1998, EarthWeb has completed a number of additional acquisitions. In February 1999, EarthWeb completed the acquisition of D&L On-line, which owns dice.com, a leading online job posting service for IT profes-sionals, for approximately $35 million in shares of common stock and cash (of which approximately $3 million is payable through February 2000) with addi-tional future "earnout" payments of up to $12 million to be paid upon the achievement of specified revenue targets. Gocertify.com, which provides users with information on technical certification programs, was also acquired in February 1999. In March 1999, EarthWeb acquired substantially all of the as-sets of The Perl Journal, a leading technical publication for developers using the Perl programming language, and the related Web site TPJ.com. The aggregate purchase price for gocertify.com and The Perl Journal was $980,000, of which $750,000 is payable through March 2000 in the form of common stock or cash, with additional consideration to be paid based upon future performance. In March 1999, EarthWeb acquired all of the capital stock of MicroHouse Interna-tional, Inc. for approximately $9 million in shares of common stock, convert-ible notes and cash, subject to adjustment. In addition, EarthWeb assumed $1.7 million of debt as part of the acquisition. These acquisitions have been ac-counted for using the purchase method of accounting, and accordingly, the pur-chase price of each was allocated to assets acquired and liabilities assumed based on their respective fair values. Intangible assets resulting from these acquisitions will be amortized on a straight-line basis over a period of three to five years. See Note 10 to EarthWeb's financial statements.

In July 1999, EarthWeb acquired the website SysOpt.com, an online service which provides information on computer hardware products. In August 1999, EarthWeb acquired the website Codeguru.com, an online service for Windows pro-grammers. The aggregate base purchase price for both was approximately $12.0 million, payable in the form of common stock, cash and a convertible note pay-able. Additional consideration in the form of cash or stock, with an aggregate value of up to approximately $6 million may be required to be paid if certain contingencies are met. Such amounts would be payable through 2002.

EarthWeb currently derives substantially all of its revenue from advertise-ments and sponsorships on its online services. EarthWeb first recognized reve-nues from advertising in June 1996 and advertising revenues constituted 95%, 86% and 100% of EarthWeb's total revenues for the years ended December 31, 1998, 1997 and 1996, respectively. Prior to 1998, EarthWeb utilized third party firms to sell and service advertisements on EarthWeb's sites. At the end of the third quarter of 1997, EarthWeb hired its first sales employee and in the first quarter of 1998, EarthWeb began relying predominantly on its in-house sales force. EarthWeb's in-house sales force has increased the average cost per thousand (CPM) to advertise by marketing the advantages of using EarthWeb's online services to reach the IT industry. EarthWeb also derives revenues from online commerce, brand licensing and subscription fees.

Advertising revenue is recognized in the period in which the advertisement is displayed, provided that no significant EarthWeb obligations remain and the collection of the receivable is probable. EarthWeb obligations typically in-clude guarantees of a minimum number of "impressions" (times that an advertise-ment is viewed by users of EarthWeb's online services over a specified period of time). Typically, if the minimum number of impressions is not achieved, EarthWeb will extend the advertising campaign until the related guarantee is met, which would result in delayed revenue recognition. EarthWeb records reve-nues and expenses for barter transactions (receipt of advertisements or other goods or services in exchange for advertisements on its online services) at the lesser of the estimated fair value of the advertisements, goods or services re-ceived or the fair value of the advertisements given. In future periods, man-agement intends to maximize cash advertising revenues, although EarthWeb will continue to enter into barter advertising transactions as appropriate.

In order to expand its online services, EarthWeb anticipates incurring addi-tional expenses to increase its product development and sales and marketing ef-forts, pursue additional strategic acquisitions and support the growth of the organization. The sales and marketing expenses will primarily include expenses related to hiring additional employees and increasing advertising and brand promotion activities. As a result of these expenditures and other factors, EarthWeb expects to continue to incur losses in the foreseeable future.

EarthWeb expects to experience significant fluctuations in its future quarterly results due to a variety of factors, many of which are outside of EarthWeb's control. These factors include the level of usage on the Internet, demand for Internet advertising, the addition or loss of advertisers, the level of user traffic on EarthWeb's online services, economic conditions specific to the Internet industry and online media and economic conditions generally. Manage-ment believes that its revenues are also subject to seasonal fluctuations be-cause advertisers generally place fewer advertisements during the first and third calendar quarters of each year. EarthWeb believes that, as a percentage of revenues, expenses (primarily sales commissions) may fluctuate between peri-ods based on the growth of revenues; however, EarthWeb expects expenses to con-tinue to grow in absolute dollars for the foreseeable future.

Results of Operations

Six months ended June 30, 1999 compared to Six Months Ended June 30, 1998 Revenues. Revenues for the three and six months ended June 30, 1999 were $7.2 million and $10.9 million, respectively versus $666,000 and $974,000 for the three and six months ended June 30, 1998. The increases in revenues were pri-marily due to growth in advertising revenues, attributable to the acquisition of D&L Online and increases in the volume of advertising sold resulting from increases in the number of advertising customers. The net impact on advertising revenues from the acquisition of D&L Online for the three and six months ended June 30, 1999 was an increase of approximately $3.6 million and $5.5 million, respectively. Advertising revenues including paid listings, banners and spon-sorships represented 86% and 88% of total revenues for the quarter and six months ended June 30, 1999 compared to 96% and 95% of total revenues in the quarter and six months ended June 30, 1998. For the quarter ended June 30, 1999, no advertiser accounted for more than 10% of revenues while three custom-ers accounted for approximately 32% of revenues for the quarter ended June 30, 1998. Barter transactions accounted for approximately 11% of revenues for both the quarter and six months ended June 30, 1999 and 25% of revenues for the quarter and six months ended June 30, 1998, respectively. For both periods, barter advertising revenues primarily related to the exchange of advertise-ments, tradeshow booths, and other promotional activities with other companies.

Cost of Revenues. EarthWeb's cost of revenues consists primarily of employee salaries and related expenses (including payroll taxes and benefits), consult-ing fees, freelance writing costs, royalties, Internet access and hosting fees, computer systems related expenses and content licensing fees required to sup-port and deliver EarthWeb's online services. Cost of revenues for the three and six months ended June 30, 1999 were $2.6 million and $4.1 million, respective-ly, representing 36% and 37% of total revenues as compared to $398,000 and $793,000 for the three and six months ended June 30, 1998, which represented 60% and 81% of total revenues. The absolute dollar increase in cost of revenues was primarily attributable to increased employee salaries and related expenses, consulting fees, freelance writing costs, and royalties due to the expansion of EarthWeb's online service offerings of which approximately $925,000 and $1.2 million related to the expenses of D&L Online and MicroHouse for the three and six months ended June 30, 1999. Management expects cost of revenues in absolute dollars to increase in future periods due to the growth of EarthWeb's business.

Product Development Expenses. Product development expenses consist primarily of employee salaries and related expenses (including payroll taxes and benefits), consulting fees and computer systems related expenses required to support the development of new service offerings. Product development expenses for the three and six months ended June 30, 1999 were $879,000 and $1.6 million, re-spectively, representing 12% and 15% of total revenues as compared to $310,000 and $556,000 for the three and six months ended June 30, 1998, which repre-sented 47% and 57% of total revenues. The increase in product development ex-penses was primarily attributable to the expansion of EarthWeb's online service offerings.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of advertising (including expenses recorded for barter transactions), employee salaries, commissions and related expenses (including payroll taxes and bene-fits) of EarthWeb's sales force and marketing personnel, promotional materials and trade show exhibition expenses. Sales and marketing expenses for the three and six months ended June 30, 1999 were $6.7 million and $11.9 million, respec-tively, representing 93% and 109% of total revenues as compared to $447,000 and $810,000 for the three and six months ended June 30, 1998, which represented 72% and 83% of total revenues. The increases in the quarter and six months ended June 30, 1999, were primarily attributable to increases in advertising expenses of approximately $3.1 million and $6.2 million, respectively, of which approximately $828,000 and $1.7 million related to the expenses of D&L Online and MicroHouse. Additionally, salaries, commissions and related costs increased approximately $1.7 million and $3.0 million for the quarter and six months ended June 30, 1998, respectively, due to the expansion of the sales force of which $721,000 and $1.1 million related to the expenses of D&L Online and MicroHouse. Management expects sales and marketing expenses to increase due to the continuing growth of its sales force and its planned increase in advertis-ing and promotional activities.

General and Administrative Expenses. General and administrative expenses con-sist primarily of employee salaries and related expenses (including payroll taxes and benefits) for executive, administrative, and accounting personnel, facility costs, recruiting fees, insurance costs and professional fees. General and administrative expenses for the three and six months ended June 30, 1999 were $3.0 million and $4.6 million, respectively, representing 41% and 42% of total revenues as compared to $726,000 and $1.3 million for the three and six months ended June 30, 1998, which represented 109% and 137% of total revenues. The increase in general and administrative expenses was primarily attributable to increased employee salaries and related expenses (including payroll taxes & benefits), facility costs, recruiting fees and professional fees. Included in general and administrative expenses in the second quarter of 1999, EarthWeb re-corded a one-time charge of approximately $672,000 including a $500,000 non-cash charge related to the April 1999 grant of stock options to MicroHouse em-ployees and the May 1999 public offering, in which EarthWeb agreed to pay cer-tain underwriting discounts incurred in connection with the sale of shares by certain employee selling shareholders. Management expects general and adminis-trative expenses to increase in future periods due to the growth of EarthWeb's business.

Depreciation. Depreciation consists primarily of depreciation of property and equipment. Depreciation for the three and six months ended June 30, 1999 was $365,000 and $661,000, respectively, representing 5% and 6% of total revenues as compared to $174,000 and $349,000 for the three and six months ended June 30, 1998, which represented 26% and 36% of total revenues. The increase was primarily a result of additional depreciation due to purchases of fixed assets. Management expects depreciation to increase in future periods due to the growth of EarthWeb's business.

Amortization. Amortization consists primarily of amortization of intangible as-sets related to acquisitions. Amortization for the three and six months ended June 30, 1999 were $2.9 million and $4.5 million, respectively, both represent-ing 41% of total revenues as compared to $70,000 and $128,000 for the three and six months ended June 30, 1998, which represented 11% and 13% of total reve-nues. The increases in the quarter and six months ended June 30, 1999 were pri-marily a result of the amortization of intangible assets recorded upon the ac-quisitions of D&L Online and MicroHouse of approximately $2.7 million and $4.1 million.

Interest and Other Income, Net. Interest and other income, net consists primar-ily of interest earned on cash and cash equivalents. Interest and other income, net for the three and six months ended June 30, 1999 were $159,000 and $393,000, respectively, representing 2% and 4% of total revenues as compared to $31,000 and $78,000 for the three and six months ended June 30, 1998, which represented 5% and 8% of total revenues. The increase was primarily the result of higher average cash balances during 1999, primarily from the proceeds of EarthWeb's public offerings in November of 1998 and May of 1999.

Income Taxes. No provisions for federal and state income taxes has been re-corded as EarthWeb has incurred net operating losses through June 30, 1999. Given EarthWeb's limited operating history, losses incurred to date and the difficulty in accurately forecasting EarthWeb's future results, management does not believe that the realization of the related deferred income tax assets meets the criteria required by generally accepted accounting principles and, accordingly, a full valuation allowance has been recorded.

Year ended December 31, 1998 compared to year ended December 31, 1997

Revenues. Revenues for the year ended December 31, 1998 increased 195% to $3.3 million from $1.1 million for the year ended December 31, 1997. The increase in revenues was due to an increase in advertising revenues of $2.2 million. Ap-proximately 62% of the growth in advertising revenues was attributable to an increase in the volume of advertising sold. A secondary reason for the increase in advertising revenue was the ability of EarthWeb's in-house sales force to sell advertising at a higher price. Management does not expect significant price increases in the future and expects to derive growth in revenues primar-ily through increased volume of advertising sold.

Barter transactions accounted for approximately 25% and 16% of revenues for the years ended December 31, 1998 and 1997, respectively. For both periods barter advertising revenues primarily related to the exchange of advertisements with other companies.

Cost of Revenues. EarthWeb's cost of revenues consists primarily of employee salaries and related expenses (including payroll taxes and benefits), consult-ing fees, freelance writing costs, Internet access and hosting fees, computer related expenses and content licensing fees required to support and deliver EarthWeb's online services. Cost of revenues for the year ended December 31, 1998 increased 57% to $2.1 million or 63.6% of net revenues from $1.4 million or 120% of net revenues for the year ended December 31, 1997. The increase in cost of revenues was primarily attributable to increased employee salaries and related expenses, consulting fees, and freelance writing costs due to the ex-pansion of EarthWeb's online service offerings.

Product Development Expenses. EarthWeb's product development expenses consist primarily of employee salaries and related expenses (including payroll taxes and benefits), consulting fees and computer leasing costs required to support the development of new service offerings. Product development expenses for the year ended December 31, 1998 increased 47% to $1.5 million from $1.0 million for the year ended December 31, 1997. The increase in product development ex-penses was primarily attributable to the expansion of EarthWeb's online service offerings, which included the production of the ITKnowledge.com subscription service, which was launched in October 1998.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of advertising (including expenses recorded for barter transactions), employee salaries, commissions and related expenses (including payroll taxes and bene-fits) of EarthWeb's sales force and marketing personnel, promotional materials and trade show exhibition expenses. Sales and marketing expenses for the year ended December 31, 1998 increased 347% to $4.5 million from $1.0 million for the year ended December 31, 1997. The increase was primarily attributable to an increase in advertising expenses of $2.0 million and salaries, commissions and related costs of $1.6 million for the in-house advertising sales force, which did not exist during 1997. Barter transactions accounted for approximately 19% and 18% of sales and marketing expenses for 1998 and 1997, respectively. Man-agement expects sales and marketing expenses to increase due to the growth of its sales force and its planned increase in advertising and promotional activi-ties.

General and Administrative Expenses. General and administrative expenses con-sist primarily of employee salaries and related expenses (including payroll taxes and benefits) for executive, administrative, and accounting personnel, facility costs, recruiting fees, insurance costs and professional fees. General and administrative expenses for the year ended December 31, 1998 increased 31% to $3.4 million from $2.6 million for the year ended December 31, 1997. The in-crease in general and administrative expenses was primarily attributable to in-creased consulting fees, professional fees and employee salaries and related expenses (including payroll taxes & benefits). Management expects general and administrative expenses to increase in future periods due to the growth of the business.

Depreciation and Amortization. Depreciation and amortization consists primarily of depreciation of property and equipment and amortization of intangible assets related to acquisitions. Depreciation and amortization for the year ended De-cember 31, 1998 increased 25% to $1.1 million from $893,000 for the year ended December 31, 1997. The increase was primarily a result of additional deprecia-tion on property and equipment and amortization of intangible assets from ac-quisitions. Management expects depreciation and amortization to increase due to the amortization of goodwill from several acquisitions in 1999.

Interest and Other Income, Net. Interest and other income, net consists primar-ily of interest earned on cash and cash equivalents. Interest and other income, net for the year ended December 31, 1998 increased 15% to $307,000 from $267,000 for the year ended December 31, 1997. The increase was primarily the result of higher average cash balances during 1998, primarily from the proceeds of EarthWeb's initial public offering.

Income Taxes. No provision for federal and state income taxes has been recorded as EarthWeb has incurred net operating losses through December 31, 1998. As of December 31, 1998, EarthWeb had approximately $16.3 million of net operating loss carryforwards for federal income tax purposes, that begin to expire in 2011, available to offset future taxable income. Given EarthWeb's limited op-erating history, losses incurred to date and the difficulty in accurately forecasting EarthWeb's future results, management does not believe that the realization of the related deferred income tax assets meets the criteria re-quired by generally accepted accounting principles and, accordingly, a full valuation allowance has been recorded.

Year ended December 31, 1997 compared to year ended December 31, 1996 Revenues. Revenues for 1997 increased 140% to $1.1 million from $472,000 for 1996. The increase resulted from growth in the volume of advertising impres-sions sold and a full year of advertising sales activity in 1997 compared to only seven months of advertising sales activity in 1996. During 1997, the av-erage selling price for advertising did not change substantially compared to 1996 levels. Barter transactions accounted for approximately 16% and 55% of revenues for the years ended 1997 and 1996, respectively. During 1997, barter advertising revenues primarily related to the exchange of advertisements with other companies. In 1996, as a result of the contribution by Sun Microsystems of server equipment with a value of $257,000 in exchange for advertising, EarthWeb recorded a one-time barter transaction.

Cost of Revenues. The cost of revenues for 1997 increased 332% to $1.4 million from $314,000 for 1996. This increase was primarily the result of costs re-lated to the growth of EarthWeb's online business, which included hiring addi-tional content and productions personnel resulting in increased employee sala-ries and related expenses (including payroll taxes and benefits) of $821,000.

Product Development Expenses. Product development expenses for 1997 increased 1,367% to $1.0 million from $68,000 in 1996. The increase in product develop-ment expenses was primarily the result of increased salaries and related ex-penses (including payroll taxes and benefits) of $580,000, and consultant fees of $252,000 to support the development of EarthWeb's online services.

Sales and Marketing Expenses. Sales and marketing expenses for 1997 increased 304% to $1.0 million from $252,000 in 1996. The increase in sales and market-ing expenses was primarily the result of an increase in marketing activities, including advertising, trade show exhibitions, and promotional activities, which increased $493,000, and employee salaries and related costs (including payroll taxes and benefits), which increased $163,000. Expenses from barter transactions were 18% and 0% of sales and marketing expenses for 1997 and 1996, respectively.

General and Administrative Expenses. General and administrative expenses for 1997 increased 42% to $2.6 million from $1.8 million in 1996. The increase in general and administrative expenses was predominantly the result of increased salaries and related expenses (including payroll taxes and benefits) of $550,000, with the balance of the increase primarily due to increases in rent expense for EarthWeb's additional office space and recruiting costs.

Depreciation and Amortization. Depreciation and amortization for 1997 in-creased 785% to $893,000 from $101,000 for 1996. This increase was primarily the result of additional depreciation on property and equipment and amortiza-tion of intangible assets from the jars.com acquisition. In addition, depreci-ation and amortization expense for 1997 included a write-off of intangible as-sets of $337,000 related to the jars.com acquisition.

Interest and Other Income, Net. Interest and other income, net for 1997 in-creased 334% to $267,000 from $61,000 for 1996. The increase was the result of higher average cash balances during 1997.

Quarterly Results of Operations

The following table sets forth unaudited quarterly statement of operations data for each of the four quarters during the years ended December 31, 1997 and 1998 as well as the quarters ended March 31 and June 30, 1999. In the opinion of management, this information has been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results. The quarterly data should be read in conjunc-tion with the audited financial statements of EarthWeb and the notes thereto appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                          ------------------------------------------------------------------------------------------------------
                                                                  Quarter ended
                          ------------------------------------------------------------------------------------------------------
                          March 31,  June 30,  Sept. 30,  Dec. 31,  March 31,  June 30,  Sept. 30,  Dec. 31,  Mar. 31,  June 30,
                               1997      1997       1997      1997       1998      1998       1998      1998      1999      1999
                          ---------  --------  ---------  --------  ---------  --------  ---------  --------  --------  --------
Dollars in thousands
Revenues:
 Advertising............    $   261   $   239    $   177   $   294    $   284   $   640    $   885   $ 1,357   $ 3,433   $ 6,191
 Other..................         69        23         17        55         24        26         59        74       299     1,008
                          ---------  --------  ---------  --------  ---------  --------  ---------  --------  --------  --------
   Total revenues.......        330       262        194       349        308       666        944     1,431     3,732     7,199
Cost of revenues........        258       343        346       411        395       398        601       737     1,479     2,587
                          ---------  --------  ---------  --------  ---------  --------  ---------  --------  --------  --------
Gross Profit (deficit)..         72       (81)      (152)      (62)       (87)      268        343       694     2,253     4,612
                          ---------  --------  ---------  --------  ---------  --------  ---------  --------  --------  --------
Operating expenses:
 Product development....        237       239        291       236        246       310        434       485       736       879
 Sales and marketing....        159       265        328       266        333       477      1,082     2,655     5,188     6,724
 General and
  administrative........        610       686        706       565        605       727        914     1,111     1,597     3,031
 Depreciation and
  amortization..........         63        77        199       554        233       244        311       328     1,778     3,313
                          ---------  --------  ---------  --------  ---------  --------  ---------  --------  --------  --------
 Total operating
  expenses..............      1,069     1,267      1,524     1,621      1,417     1,758      2,741     4,579     9,299    13,947
                          ---------  --------  ---------  --------  ---------  --------  ---------  --------  --------  --------
Loss from operations....       (997)   (1,348)    (1,676)   (1,683)    (1,504)   (1,490)    (2,398)   (3,885)   (7,046)   (9,335)
Interest and other
 income, net............         41        26        125        75         47        31         42       187       234       159
                          ---------  --------  ---------  --------  ---------  --------  ---------  --------  --------  --------
Loss from continuing
 operations.............       (956)   (1,322)    (1,551)   (1,608)    (1,457)   (1,459)    (2,356)   (3,698)   (6,812)   (9,176)
Loss from discontinued
 operations.............       (172)     (377)      (631)   (1,204)        --        --         --        --        --        --
                          ---------  --------  ---------  --------  ---------  --------  ---------  --------  --------  --------
Net loss................    $(1,128)  $(1,699)   $(2,182)  $(2,812)   $(1,457)  $(1,459)   $(2,356)  $(3,698)  $(6,812)  $(9,176)
                          =========  ========  =========  ========  =========  ========  =========  ========  ========  ========
Basic and diluted net
 loss per share from
 continuing operations..    $ (0.33)  $ (0.45)   $ (0.53)  $ (0.55)   $ (0.50)  $ (0.50)   $ (0.70)  $ (0.62)  $ (0.82)  $ (1.02)
Basic and diluted net
 loss per share from
 discontinued
 operations.............      (0.06)    (0.13)     (0.22)    (0.41)        --        --         --        --        --        --
                          ---------  --------  ---------  --------  ---------  --------  ---------  --------  --------  --------
Basic and diluted net
 loss per share.........    $ (0.39)  $ (0.58)   $ (0.75)  $ (0.96)   $ (0.50)  $ (0.50)   $ (0.70)  $ (0.62)  $ (0.82)  $ (1.02)
                          =========  ========  =========  ========  =========  ========  =========  ========  ========  ========
Pro forma basic and
 diluted net loss per
 share(1)...............                                              $ (0.27)  $ (0.27)   $ (0.41)  $ (0.53)
                                                                    =========  ========  =========  ========

(1) The pro forma per share amounts are computed by using the sum of weighted average number of shares of common stock and the shares issued in November 1998 upon conversion of 2,439,833 shares of preferred stock as if it had been converted on January 1, 1998.

As a result of EarthWeb's limited operating history, EarthWeb does not have historical financial data for a significant number of periods on which to base planned operating expenses. EarthWeb's expense levels are based in part upon its expectations concerning future revenue and, to a certain extent, are fixed. Quarterly revenues and operating results depend substantially upon the advertising revenues received within the quarter, which are difficult to fore-cast accurately. Accordingly, the cancellation or deferral of a small number of advertising contracts could have a material adverse effect on

EarthWeb's business, results of operations and financial condition. EarthWeb may be unable to adjust spending in a timely manner to compensate for any unex-pected revenue shortfall, and any significant shortfall in revenue in relation to EarthWeb's expectations would have an immediate adverse effect on EarthWeb's business, results of operations and financial condition.

Due to the foregoing factors, quarterly revenues and results of operations are difficult to forecast, and EarthWeb does not believe that period-to-period com-parisons of its operating results will necessarily be meaningful and should not be relied upon as indicators of future performance. In one or more future quar-ters EarthWeb's results of operations may fall below the expectations of secu-rities analysts and investors. In such event, the trading price of the common stock would likely be materially adversely affected.

EarthWeb has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. These risks include the failure to develop and extend EarthWeb's online service brands, the rejection of EarthWeb's services by Internet consumers, vendors and/or advertisers, the inability of EarthWeb to maintain and increase the lev-els of traffic on its online services, as well as other risks and uncertain-ties.

EarthWeb recorded a one-time operating charge of approximately $672,000 in the second quarter of 1999, in connection with the April 1999 grant of stock op-tions to MicroHouse employees' and the May 1999 public offering, in which EarthWeb has agreed to pay certain underwriting discounts incurred in connec-tion with the sale of shares by certain employee selling stockholders.

Liquidity and Capital Resources

EarthWeb historically has satisfied its cash requirements primarily through of-ferings of common stock and convertible preferred stock and lease financings.

Net cash used in operating activities was $6.4 million for the six months ended June 30, 1999 and $2.5 million for the six months ended June 30, 1998. Cash used in operating activities for 1999 resulted primarily from a net loss of $16.0 million offset by amortization of $4.5 million and increases in accounts payable and accrued expenses and other current liabilities of $3.7 million. Cash used in operating activities in 1998 was primarily attributable to a net loss of $2.9 million. Net cash used in operating activities was $6.5 million for the year ended December 31, 1998 and $6.7 million for the year ended Decem-ber 31, 1997. Cash used in operating activities for 1998 resulted primarily from a net loss of $9.0 million offset by an increase in accounts payable and accrued expenses of $2.3 million and depreciation and amortization of $1.1 mil-lion. Cash used in operating activities in 1997 was primarily attributable to a net loss of $7.8 million, partially offset by depreciation and amortization of $893,000.

Net cash used in investing activities for the six months ended June 30, 1999 of $7.5 million was primarily attributable to acquisitions of $5.8 million and purchases of fixed assets. Net cash used in investing activities of $601,000 for 1998 was primarily attributable to cash used for acquisitions and the pur-chase of fixed assets. Net cash used in investing activities for the year ended December 31, 1998 of $2.2 million was primarily attributable to purchases of fixed assets of $1.1 million and acquisitions of $1.3 million. Net cash used in investing activities of $2.3 million for 1997 was primarily attributable to cash used for the purchase of fixed assets of $954,000, acquisitions of $812,000 and a restricted cash deposit of $512,000 collateralizing letters of credit.

Net cash from financing activities was $25.0 million and $3.1 million for the six months ended June 30, 1999 and 1998, respectively. On May 7, 1999, the Com-pany completed a secondary public offering of 1,300,000 shares of Common Stock at an offering price of $37.00 per share, of which 750,000 shares were sold by the Company and 550,000 shares were sold by selling stockholders. Proceeds to the Company, net of issuance costs, were approximately $25.4 million. The Com-pany expects to use the net proceeds for general corporate purposes, including expansion of sales and marketing capabilities, possible strategic acquisitions or investments, international expansion, technical upgrades of internal systems and working capital requirements. In June 1998, EarthWeb issued 436,446 shares of common stock to EarthWeb LLC through a private placement, in consideration of net proceeds of $3.7 million of which $3.1 million was received in June and the balance received in July 1998. Net cash from financing activities was $29.3 million for the year ended December 31, 1998 and $10 million for the year ended December 31, 1997. In November 1998, EarthWeb completed its initial public of-fering of common stock in which 2,100,000 shares were issued at a price of $14.00 per share. Proceeds from the offering net of offering costs were approx-imately $25.8 million. In June 1998, EarthWeb issued 436,446 shares of common stock to EarthWeb LLC through a private placement, in consideration of net pro-ceeds of $3.7 million. In June 1997, EarthWeb issued shares of Series B Con-vertible Preferred Stock through a private placement in consideration of net proceeds of $10 million.

EarthWeb will continue to evaluate possible acquisitions of, or investments in, business products and technologies that are complementary to those of EarthWeb, which may require the use of cash. Management believes that existing cash bal-ances, will be sufficient to meet anticipated cash requirements for at least the next twelve months; however, EarthWeb may sell additional equity or debt securities or obtain credit facilities. The sale of additional securities could result in dilution to EarthWeb's stockholders.

Year 2000

The Year 2000 issue involves the potential for system and processing failures of date-related data resulting from computer-controlled systems using two di-gits rather than four to define the applicable year. For example, computer pro-grams that contain time-sensitive software may recognize a date using two di-gits of "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send in-voices or engage in similar ordinary business activities.

EarthWeb believes that its internal software and hardware systems will function properly with respect to dates in the year 2000 and thereafter and has com-pleted its internal IT and non-IT assessment. Nonetheless, there can be no as-surance in this regard until such systems are operational in the year 2000. EarthWeb is currently creating contingency plans in the event of Year 2000 failures. EarthWeb has contacted all of its significant suppliers to determine the extent to which EarthWeb's systems are vulnerable to those third parties' failure to make their own systems Year 2000 compliant. EarthWeb was informed by such suppliers that their systems are Year 2000 compliant. Additionally, any Year 2000 problems experienced by EarthWeb's advertising customers could affect the placement of advertisements on EarthWeb's online services. In the event any of EarthWeb's suppliers or vendors prove not to be Year 2000 compliant, EarthWeb believes that it could find a replacement vendor or supplier which is Year 2000 compliant without significant delay or expense. However, if substan-tially all of EarthWeb's suppliers and vendors prove not to be Year 2000 com-pliant and if EarthWeb experiences difficulties in finding replacement vendors, then, as a result, EarthWeb's business could be materially adversely affected. The failure to correct material Year 2000 problems by EarthWeb's suppliers and vendors could result in an interruption in, or a failure of, certain normal business activities or operations of EarthWeb. Such failure could materially and adversely affect EarthWeb's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting from the uncertainty of the Year 2000 readiness of third-party sup-pliers and vendors, EarthWeb is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on EarthWeb's results of operations, liquidity or financial condition.

To date, EarthWeb has spent an immaterial amount on Year 2000 compliance issues and expects to incur no significant costs in the future for Year 2000 problems.

Recent Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Soft-ware Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effec-tive for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance on accounting for computer software developed or ob-tained for internal use including the requirement to capitalize specified costs and amortization of such costs. EarthWeb does not expect the adoption of this standard to have a material effect on EarthWeb's capitalization policy.

In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5, which is effective for financial statements for years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As EarthWeb has expensed these costs historically, the adoption of this standard is not expected to have a significant impact on EarthWeb's re-sults of operations, financial position or cash flows.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS No. 133"), which establishes accounting and report-ing standards of derivative instruments, including certain derivative instru-ments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for EarthWeb's fiscal year 2001. As EarthWeb does not currently engage or plan to engage in derivative or hedging activities, there will be no impact on EarthWeb's results of opera-tions, financial position or cash flows upon the adoption of this standard.

                                    Business

This section contains forward-looking statements which involve risks and uncer-tainties. EarthWeb's actual results could differ materially from those antici-pated in these forward-looking statements as a result of various factors, in-cluding those set forth under "Risk Factors" and elsewhere in this prospectus.

We are the leading provider of business-to-business online services for the global IT industry. EarthWeb offers various online services focused on a series of vertical markets such as networking and telecommunications, software devel-opment and internet technologies. Our network of vertical sites serves various constituents of the IT industry, including:

     . Programmers
      and
      engineers         . Recruiters                      . Hardware manufacturers
     . IT managers      . Corporate IT purchasers         . Value-added resellers
     . Technical
      consultants       . Software publishers             . IT services firms

International Data Corporation forecasts that the worldwide market for products and services will grow from approximately $800 billion in 1998 to over $1.0 trillion in 2001.

As a global intermediary for the IT industry, we are positioned as the trusted third party that offers an integrated environment where various constituents can share information, manage their careers, recruit personnel, transact busi-ness and interact with one another. We believe that we offer the most in-depth content and comprehensive range of business-to-business online services for the IT industry.

We have broadened our online content and services since our initial public of-fering in November 1998 to address the needs of the various constituents within the IT industry. We have added content in such areas as security, networking, hardware and Linux to address a wider range of IT industry segments. We have also expanded our online business-to-business services, in part through the ac-quisition of dice.com. In addition, our acquisition of MicroHouse added an im-portant line of subscription-based products. We intend to continue expanding the content we offer our users, the segments of the IT industry we address and the business-to-business services we provide.

Our business has grown substantially as measured by revenues, advertising cus-tomers and the size of our sales force. Our revenues increased from $1.1 mil-lion in 1997 to $15.3 million in 1998 on a pro forma basis to include our ac-quisition of dice.com and MicroHouse. We have increased our advertising cus-tomer base for our content areas to over 250 customers as of June 30, 1999 from 175 as of December 31, 1998, and have broadened this advertiser base to include both technology and non-technology companies. Additionally, dice.com had over 3,150 advertisers as of June 30, 1999 on its job board, more than tripling the number of advertisers since the beginning of 1998. Our subscription revenue stream has also grown rapidly. We have increased our subscriber base to over 13,300 paying customers as of June 30, 1999. To support our growth, we have in-creased our sales organization to approximately 50 people.

Industry Overview

IT Industry
The role of information technology in companies and other organizations has ex-panded and has become even more critical to the successful implementation of business strategy. While IT traditionally has focused on internal systems, in-cluding accounting and human resources, IT is expanding its role by changing the way in which organizations interact with their suppliers, market and de-liver their products and services and support their customers. Companies in a broad range of businesses, including financial services, publishing, and com-puter hardware and software, have re-engineered their operations over the past several years to reach a greater variety of customers through the expanded use of technology. This expanded role of technology has continued to fuel the growth in the worldwide market for IT products and services, which IDC fore-casts will grow from approximately $800 billion in 1998 to over $1.0 trillion in 2001.

The IT industry is composed of a number of constituents, including:

 Constituents              Role
 ------------------------- ----------------------------------------------------
 Programmers and engineers Design, create and maintain technical infrastructure within an organization
 IT managers               Manage projects, engineers, programmers and
                           consultants and oversee the execution of their
                           organization's IT strategy
 Technical consultants     Work on an IT project on a contract basis
 Recruiters                Identify and place qualified technical professionals
                           in full and part-time positions
 Corporate IT purchasers   Buy hardware, software and technical services for
                           their organizations
 Software publishers       Create and license software programs
 Hardware manufacturers    Manufacture computer, hardware components and
                           peripherals
 Value-added resellers     Resell products of hardware manufacturers and
                           software publishers, and provide value-added
                           technical services
 IT services firms         Design, code, implement and maintain IT enterprise
                           applications and systems on a contract basis

Due to the rapid change in and the expansion of the IT industry, each of these constituents have the following needs for:

 . Content. Members of the IT industry need independent, in-depth and up-to-date content, such as reference and training material, source code, IT product information and other technical data. For example, IT purchasers need access to neutral, third-party reviews and surveys of hardware and software to inform their purchasing decisions. Engineers and programmers need access to source code, technical articles and skills training.

 . Career Management and Recruiting. Companies and other organizations depend on a qualified pool of IT professionals. Programmers, engineers and IT con-sultants use various career services for training, skill certifications and identifying employment and contract opportunities. Companies and other or-ganizations and their IT managers use these services to post job listings and hire IT personnel. IDC estimated that the total amount spent on IT re-cruiting was $18 billion in 1998, a 20% increase over 1997. IDC forecasts that the IT education and training market alone will grow from an estimated $16.5 million in 1998 to $25.3 billion in 2002.

 . Commerce. The IT industry needs a marketplace to buy and sell IT products and services. For example, hardware manufacturers and software publishers need efficient ways to reach IT purchasers, and IT purchasers need special-ized stores that provide the products they require for their organization's technical infrastructure. According to Simba Information, expenditures on computer reference books totalled approximately $1 billion in 1998 and, based on industry sources, EarthWeb believes expenditures on IT industry reports and analysis totalled an estimated $1 billion in 1998.

 . Community. Members of the IT industry need a neutral third-party environ-ment to share information. For example, IT programmers, engineers and man-agers need a forum to discuss technical issues, and resolve technical prob-lems. In addition, the various constituents of the IT industry need updated calendars of IT industry conferences and events.

The IT industry devotes considerable time, effort and financial resources re-searching new technologies, seeking answers to technical questions, managing career development, identifying and recruiting qualified personnel, buying and selling products and services, and developing and implementing IT solutions. They have had to rely on fragmented and disparate sources to meet these needs, none of which have provided a comprehensive solution for content, career man-agement and recruiting, commerce and community.

Vertical markets of the IT Industry

The IT industry is organized into particular vertical markets as a result of the growing complexity of the IT industry and the increasing need for special-ization.

Vertical Markets     Description                          Major Sub-segments
------------------   ------------------------------------ ------------------------------------
Software Develop-    Creation of software applications    C/C++, Java, Visual Basic and other
 ment                using various programming languages, programming languages, object-
                     tools and environments               oriented technology and visual
                                                          development environments
Internet Technolo-   Use of technologies based on         Internet, intranet, extranet, Web
 gies and Web De-    Internet protocols for communication sites, Internet commerce, Internet
 velopment           and commerce both within and between security and Internet Protocols organizations
Enterprise Manage-   Deployment of sophisticated, large-  Systems management software,
 ment                scale software applications and      financial management systems,
                     systems to manage and support        enterprise resource planning, Year
                     functions within businesses and      2000, middleware, server operating
                     other organizations                  systems such Linux and NT, data
                                                          warehousing and supply chain
                                                          management
Networking and       Design, installation and management  Network and directory services, data
 Telecommunications  of infrastructure for data and voice and voice communications
                     communications                       technologies, wireless and mobile
                                                          communications and Internet service
                                                          provider network infrastructure
Hardware             Design, manufacture, purchase and    Personal, midrange and mainframe
                     maintenance of computers, hardware   systems; computer chip, PC display,
                     components and peripherals           multimedia and disk storage
                                                          technologies
Services, Support    Services that support the            Systems integration, outsourced
 and                 development, implementation and      custom development, systems design
 Consulting          maintenance of enterprise computing  and maintenance, outsourced network
                     systems                              management and technical support

The Internet
The Internet enables millions of people worldwide to access current news and information, find and post job opportunities, conduct business electronically and create community among individuals with similar professional or personal interests. The number of Internet users worldwide is projected to grow from an estimated 142 million at the end of 1998 to 399 million by the year 2002, ac-cording to IDC. With this growth in the number of users, the Internet is emerg-ing as a mass communication and commerce medium, which offers advertisers and vendors distinct advantages over conventional media. The Internet permits ad-vertisers to target specific demographic groups, measure the effectiveness of their advertising campaigns and revise them in response to real-time feedback. Jupiter forecasts consumer-oriented Internet advertising will increase from an estimated $1.9 billion to $7.7 billion in the same period. The Internet pro-vides online merchants with the ability to reach a global audience and to oper-ate with minimal infrastructure, reduced overhead and greater economies of scale, while providing customers with broad selection, increased pricing infor-mation and unparalleled convenience. IDC forecasts that total commerce on the Internet will grow from an estimated $50.4 billion in 1998 to $733.6 billion in 2002, with the business-to-business component growing from an estimated $27.4 billion to $526.2 billion in the same period.

The EarthWeb Solution

Through its network of online services, EarthWeb provides a business-to-busi-ness hub to meet the needs of the IT industry for content, career management and recruiting, commerce and community. As a global intermediary for the IT in-dustry, EarthWeb is positioned as the trusted third party that offers an inte-grated environment where the various constituents can share information, manage their careers, recruit personnel, transact business and interact with one an-other.

Content. EarthWeb's online services each focus on a particular segment of the IT industry. EarthWeb provides technical resources including full-text refer-ence books, training materials and tutorials, technical articles and source code libraries to IT professionals to enable them to solve challenging techni-cal problems. EarthWeb also provides product surveys to enable IT professionals to make informed purchase decisions. EarthWeb's content is searchable using a uniform search engine, as well as by browsing a series of categories.

Career Management and Recruiting. EarthWeb connects IT professionals, such as programmers, engineers and consultants with part and full-time employment through a variety of online job resources. EarthWeb provides thousands of on-line listings of available positions and enables companies and other organiza-tions to efficiently recruit from a central database of potential candidates. Our compensation surveys assist with career management and recruitment of per-sonnel. EarthWeb also provides guides to skills certification programs as well as links to related training material.

Commerce. EarthWeb provides an online marketplace where vendors can promote and advertise their goods and services, and purchasers can identify, evaluate and buy the products and services that meet their needs. These online stores in-clude a training store, a software store and a technical bookstore. Many of the products in the online stores are difficult to find through traditional chan-nels. Our vendors include major software developers, such as Microsoft, Lotus and Symantec, as well as small and mid-sized specialized software vendors. We have an electronic software delivery mechanism that enables users to download a variety of software immediately after purchase. We also provide a classified advertising service for the purchase and sale of specialized hardware.

Community. EarthWeb provides a forum in which users can contribute material and communicate with each other. Users are encouraged to submit source code, object code, development tools and other materials that are then archived in our di-rectories. Our online services also include a number of bulletin boards for technical discussions that allow users to solve problems together. These bulle-tin boards are managed by experienced IT professionals to maintain the quality of content. These discussions are then archived, creating an online knowledge repository for future reference. We also provide the IT industry with a cen-tralized calendar of upcoming conferences and events, which enables its members to identify events relevant to them.

Business Strategy

We seek to maintain and strengthen our position as the leading provider of business-to-business online services for the global IT industry. We intend to achieve this objective by implementing the following key strategies:

Broaden and Enhance Business-to-Business Services for the IT Industry. EarthWeb will continue to expand the range of content and breadth of services it offers the IT industry. We continue to add, through internal development and acquisi-tions, content relevant to the various segments of the IT industry. For exam-ple, the datamation.com and MicroHouse acquisitions supplemented our content in the enterprise management, networking and hardware segments. We also will con-tinue to add services needed by various constituents of the IT industry. For example, the acquisition of dice.com significantly added to our career manage-ment and recruiting services available to IT professionals and employers. EarthWeb also intends to continue adding commerce services to its current com-merce offerings to create the leading online marketplace for IT products and services.

Strengthen Worldwide Brand Recognition. EarthWeb will continue to promote the EarthWeb brand as the leading provider of business-to-business online services for the IT industry. In addition, EarthWeb plans to promote its primary and secondary brands through online and offline advertising, strategic alliances and other promotional activities. EarthWeb seeks to reinforce for users, adver-tisers, and vendors that the EarthWeb brands represent technical competence, comprehensiveness, timeliness and a trusted third-party source. EarthWeb be-lieves that the extension of its online model to encompass additional content and services will attract additional users and further enhance awareness of its brands.

Cultivate Multiple Revenue Streams. EarthWeb believes its business-to-business online services model has positioned it to continue growing its multiple reve-nue streams of advertising, subscription fees and commerce. EarthWeb intends to continue to increase its advertising revenues by growing its sales force, ex-panding its base of both technology and non-technology advertisers, and in-creasing employment-related advertising. EarthWeb will also continue to expand its premium subscription services. We launched our first subscription service, ITknowledge.com, in October 1998 and in March 1999 acquired MicroHouse which has several established premium subscription services. EarthWeb intends to con-tinue increasing its commerce revenue from its various online stores through product promotions and superior online customer service.

Grow Through Targeted Acquisitions. EarthWeb will continue to pursue acquisi-tions to fulfill a number of objectives. The most important objective is to strengthen EarthWeb's existing online services, extend its offerings into addi-tional IT industry segments and expand the number of business-to-business serv-ices it offers the various constituents of the IT industry. Another objective is to obtain valuable brands, expertise and access to new advertisers and us-ers. An additional objective is to increase overall page views; EarthWeb has found that the addition of new sites generally increases traffic on its exist-ing sites as well as on the acquired sites.

Expand Internationally. Many IT professionals reside outside the United States and approximately one-third of EarthWeb's traffic originates internationally. Due to its focus on the IT industry, EarthWeb is able to leverage its content and online services to a wide range of international markets with minimal translation requirements. EarthWeb has successfully localized and translated portions of its content for French, Spanish, German and Japanese speakers, and has additional localization efforts underway.

Online Services

EarthWeb offers a broad range of online services to meet the IT industry's needs for content, career management and recruiting, commerce and community. EarthWeb utilizes both Web sites and email to provide its online services.

Content
The content on EarthWeb's sites includes technical resources, reference materi-als, decision support tools, training materials and tutorials, technical news, articles and information.

Technical Resources. EarthWeb's online services provide IT professionals with access to over 150,000 resources and examples for use in their work, including reusable source code and software interface components. EarthWeb also provides online decision support tools, including a regular technology survey of more than 1,000 IT professionals and online assessment tools enabling IT managers to evaluate their technology infrastructure. EarthWeb further provides extensive technical resource directories that are categorized using its proprietary cate-gorization system and contain links to over 17,000 technical resources.

Most of these technical resources are submitted by users and include links to Web sites that contain technical articles, training materials and source code. Most of the interface components are provided through licenses with various aggregators of content. EarthWeb has expended considerable time and effort in developing its proprietary categorization system, which enables users to quickly identify and locate relevant technical resources, and has received in-dustry recognition for this system.

Reference Materials. EarthWeb believes its reference library is the largest on-line library of technical books for the IT industry. Over 600 technical refer-ence, how-to and training books are provided in full text. Drawing on a base of more than 3,500 technical books, comprising over 2 million pages of content, EarthWeb will continue to add to its online reference products. These books are provided by leading publishers, including Macmillan Computer Publishing, the Coriolis Group, IDG Books, CRC Press, 29th Street Press, Wordware Publishing, ASP Publishing, Sybex Inc., Digital Press, John Wiley & Sons, Inc. and Artech House, Inc. among others. EarthWeb also provides in-depth product analysis, benchmarks and other product reference information that facilitate product evaluation. Reference materials can be browsed by their table of contents or searched using a search engine. Most of the online books can also be purchased in physical form through EarthWeb's online technical bookstore.

EarthWeb provides access to many of these materials through its premium sub-scription services, including ITknowledge.com. Through its acquisition of MicroHouse, EarthWeb added over 400,000 documents to its content base, includ-ing technical diagrams, multi-vendor technical information and other reference material, which are also offered on a subscription basis.

Technical News, Articles and Information. EarthWeb provides a range of original articles, aggregated news and case studies on various technical subjects. EarthWeb's online Journal features highlights from EarthWeb's online services as well as industry news, research, analysis and feature articles. As of June 30, 1999, the email version of the Journal had approximately 490,000 subscrib-ers. EarthWeb also provides news of interest to the IT industry, which is ag-gregated daily from various media sources, including CMP Media and Ziff-Davis.

Career Management and Recruiting
EarthWeb provides IT professionals with skill assessment tools, certification program guides, training materials, and job postings. At the same time, EarthWeb offers companies and other organizations and their IT managers a forum where they can recruit and hire personnel.

Certification and Assessment. EarthWeb provides resources to IT professionals who seek to identify specific capabilities which will broaden their skill sets. IT professionals can use the resources of the recently acquired gocertify.com, the leading guide to certification programs, as well as other EarthWeb online reference materials, to assess their skills and determine which certification programs will help them advance their careers and enhance their knowledge. In addition, EarthWeb's MicroHouse content is included in certification programs offered by leading training centers.

Training Materials and Tutorials. EarthWeb features over 400 original, proprie-tary, in-depth technical tutorials for IT industry constituents. The tutorials include workshops on specific technical issues, online textbooks, source code, tests and quizzes. The vast majority of these tutorials are owned exclusively by EarthWeb, and the balance comes from a variety of third-party publishers. EarthWeb believes it offers one of the largest collections of training materi-als and tutorials for IT professionals on the Web, and adds new training mate-rials on a weekly basis.

Job Postings. EarthWeb provides a variety of online job boards, enabling em-ployers to post and users to search a large database of full-time and contract positions. EarthWeb's recent acquisition of dice.com significantly strengthened its current offerings for career management and recruiting.

Commerce
EarthWeb provides an online marketplace where vendors can promote and advertise their goods and services, and purchasers can identify, evaluate and buy the products and services that meet their needs.

Online Shopping. EarthWeb's online storefronts provide the IT industry access to software, books and other technical products from thousands of vendors, in-cluding Microsoft, Lotus, Symantec and other leading IT vendors. EarthWeb has enhanced its online shopping offerings through alliances with, among others, fatbrain.com and beyond.com. EarthWeb provides a browsable online catalog, se-cure transactions and physical or secure electronic delivery of software prod-ucts and fulfillment through its alliances with fatbrain.com and beyond.com.

EarthWeb Auctions. EarthWeb Auctions is a business-to-business marketplace for IT professionals where new and used equipment from leading manufacturers is of-fered at competitive prices in a "highest bid wins" environment. EarthWeb Auc-tions features hundreds of listings for enterprise level products including servers, workstations, switches, token rings, hubs, peripherals, and storage equipment.

Community
EarthWeb provides interactive forums for IT professionals, including technical bulletin boards and question and answer services.

Technical Bulletin Boards. EarthWeb's online services include more than 30 technical bulletin boards containing more than 25,000 postings, which are fo-cused and managed by experienced IT professionals. These online bulletin boards enable users to help each other solve technical problems. These bulletin boards are then archived, creating an online knowledge repository for future refer-ence. EarthWeb has also archived the electronic full text of Usenet computer discussions. EarthWeb provides a single search interface for both EarthWeb and Usenet discussions, allowing users to easily locate the information they need.

Technical Question and Answer Services. EarthWeb encourages users to submit questions or problems that are selected to be answered by EarthWeb's network of experienced IT professionals. Detailed answers are published online in a searchable format.

Other Services. EarthWeb also provides a comprehensive calendar of upcoming IT conferences and other industry events, and hosts online conference proceedings.

Marketing and Sales

Marketing
EarthWeb employs a combination of online and offline advertising campaigns to promote use of its online services by users, advertisers and vendors. EarthWeb utilizes a variety of media to market its online services, including Web sites, print, direct mail and radio. EarthWeb is promoted by over 90,000 links from other Web sites and links on major distribution portals and search engines. EarthWeb further markets its online services through its Journal, which as of June 30, 1999 was emailed to approximately 490,000 subscribers. EarthWeb has an ongoing public relations program and participates in tradeshows, conferences, speaking engagements and promotional contests.

EarthWeb pursues strategic relationships with key marketing partners to enhance brand awareness. Developer.com's Gamelan directory has been exclusively desig-nated by Sun Microsystems as "The Official Directory for Java" since 1996. Developer.com was also designated by Apple as the exclusive online location for the proceedings of the 1998 Apple Worldwide Developers Conference. EarthWeb also licenses its brands to strategic third parties such as Macmillan Computer Publishing, which established the EarthWeb Press to publish books and software for IT professionals. In 1998, a sampler of MicroHouse's library of content was included in an estimated over 500,000 volumes distributed by Macmillan Computer Publishing. EarthWeb promotes its dice.com career board through strategic rela-tionships with a range of online services, including Classifieds2000, Yahoo! Classified and Excite.

Advertising Sales
EarthWeb enables advertisers to efficiently and effectively reach targeted seg-ments of the IT industry. EarthWeb's advertiser base includes non-technology as well as technology based advertisers. Based on independent research commis-sioned by EarthWeb, 80% of EarthWeb's users are the primary or co-primary deci-sion-makers for purchases of Internet and Web applications in their enter-prises. EarthWeb has been able since the beginning of 1997 to sell advertising space at rates that are higher than the average rates charged by online serv-ices aimed at more general audiences. Based upon publicly available banner ad-vertisement rate cards, EarthWeb's rates are approximately 2.5 to 4.0 times higher than the rates of Lycos, Excite, Yahoo! and Infoseek, which EarthWeb be-lieves to be a representative group of online services aimed at more general audiences. Independent research has also shown that 91% of users have some col-lege education, 34% have at least some graduate level education and 82% are be-tween 18 and 39 years old.

EarthWeb has built a nationwide sales force with sales representatives in vari-ous cities, including New York, San Francisco, Boston, Des Moines, Dallas and Atlanta. As of June 30, 1999, EarthWeb had an advertising sales force consist-ing of 33 representatives.

During the year ended December 31, 1998, 168 individual advertisers, an in-crease of over 600% from the prior year, placed advertisements on EarthWeb's online services. IBM accounted for approximately 11% and Microsoft accounted for approximately 10% of EarthWeb's revenues for the year ended December 31, 1998. The following is a partial list of EarthWeb's advertisers:

  .3Com                                  .MCI Worldcom
  .Allaire                               .Microsoft
  .Apple Computer                        .Net Bank
  .Bell Atlantic                         .Nokia Telecommunications
  .Compaq and Tandem                     .Nortel Networks
  .Eastman Kodak                         .Novell
  .IBM                                   .Oracle
  .Intel                                 .Sprint
  .Lotus                                 .Sun Microsystems

Furthermore, at the end of the second quarter ended June 30, 1999, dice.com had over 3,150 job listing advertisers, including major recruiting and consulting firms such as Manpower Technical Services, Volt Services Group, and Modis Pro-fessional Services.

Subscription Sales
EarthWeb generates revenue from subscription fees paid to access its premium content services, including ITknowledge.com, and the MicroHouse product line. EarthWeb sells subscriptions online as well as through a subscription sales force. This sales force markets multi-user enterprise licenses to EarthWeb's wide range of subscription services.

Competition

EarthWeb believes it competes on the basis of brand recognition, exclusivity of content and services, quality and quantity of content, product and resource selection, convenience and reliability. EarthWeb believes that it is differen-tiated and well positioned against its competitors because it provides a full range of business-to-business online services leveraging content, career man-agement and recruiting resources, commerce and community to facilitate infor-mation transfer and transactions in the IT sector.

The market for Internet-based online services is relatively new, intensely competitive and rapidly changing. Since the advent of commercial services on the Internet, the number of online services competing for users' attention and spending has proliferated, and EarthWeb expects that competition will continue to intensify. EarthWeb competes with other companies who have particular sec-tions of their Web sites directed at segments or sub-segments of the profes-sional community, including Ziff-Davis (DevHead), CNET (builder.com and activex.com), CMP Media (CMPnet), Internet.com (webdeveloper.com), Wired Digi-tal (Webmonkey) and IDG (Javaworld). However, EarthWeb believes that it offers the most comprehensive content and online business-to-business services for the IT industry. EarthWeb also competes for circulation and advertising im-pressions with general interest portal and destination sites as well as tradi-tional media. With respect to career services, EarthWeb competes with online job boards. With respect to sales of products, EarthWeb competes with tradi-tional retailers of these products, including book, software and online retail stores.

Many of EarthWeb's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than EarthWeb. These competi-tors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the devel-opment, promotion and sale of their products and services than EarthWeb. There can be no assurance that EarthWeb will be able to compete successfully against its current or future competitors.

Infrastructure, Operations and Technology

EarthWeb makes its Web sites available using multiple Sun Microsystems, Digi-tal Equipment and Wintel-based servers that run on Sun Solaris, Digital UNIX and Microsoft NT operating systems. For disk storage, EarthWeb partially re-lies on high performance and fully redundant central storage systems from EMC and NetAppliance. The full implementation of this central storage system will significantly enhance the scalability of EarthWeb's online services. EarthWeb uses a variety of software products from the following vendors: Apache, Netscape and Microsoft (Web servers); Engage (advertising management system); Netscape (subscriptions system); CyberSource (secure credit card capture and billing); Verity (search and retrieval); Net. Genesis (Web traffic analysis); SalesLogix (sales force automation); and Solomon (financials).

EarthWeb maintains four data centers. EarthWeb is expanding its network of fully redundant connectivity to all its data centers. EarthWeb's primary pro-duction and development systems are copied to backup tapes each night and reg-ularly stored at an off site facility. EarthWeb maintains a quality assurance program consisting of both internal and external controls to constantly moni-tor its servers, processes and network connectivity. EarthWeb has implemented these various redundancies, backup systems and monitoring systems in order to minimize the risk associated with damage from fires, power loss, telecommuni-cations failure, break-ins, computer viruses and other events beyond EarthWeb's control.

Intellectual Property

EarthWeb seeks to protect its intellectual property through a combination of license agreements, service mark, copyright, trade secret laws and other meth-ods of restricting disclosure and transferring title. EarthWeb obtains the ma-jority of its content under license agreements with publishers, through work for hire arrangements with third parties and from internal staff development. EarthWeb has no patents or patents pending for its current online services and does not anticipate that patents will become a significant part of EarthWeb's intellectual property in the foreseeable future. Where appropriate, EarthWeb also enters into confidentiality agreements with its employees, consultants, vendors and customers, license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information. EarthWeb pursues the registration of its service marks in the United States and internationally, and has obtained United States service mark registration for its EarthWeb service mark and the Fang Logo Design, has been assigned the Plugin Datamation and Datamation serv-ice marks and has applied for registration of certain of its other service marks, such as developer.com.

U.S. and Foreign Government Regulation

Congress has recently passed legislation that regulates certain aspects of the Internet, including online content, copyright infringement, user privacy, taxa-tion, access charges, liability for third-party activities and jurisdiction. In addition, federal, state, local and foreign governmental organizations have en-acted and also are considering, and may consider in the future, other legisla-tive and regulatory proposals that would regulate the Internet. Areas of poten-tial regulation include, but are not limited to, libel, electronic contracting, pricing, quality of products and services and intellectual property ownership.

The European Union also has enacted several directives relating to the Internet. In order to safeguard against the spread of certain illegal and so-cially harmful materials on the Internet, the European Commission has drafted the "Action Plan on Promoting the Safe Use of the Internet." Other European Commission directives address the regulation of privacy, e-commerce, security, commercial piracy, consumer protection and taxation of transactions completed over the Internet.

It is not known how courts and administrative agencies will interpret and apply both existing and new laws. Therefore, we are uncertain as to how new laws or the application of existing and new laws will affect our business. In addition, our business may be indirectly affected by our vendors and customers who may be subject to such legislation. Increased regulation of the Internet may decrease the growth in the use of the Internet, which could decrease the demand for our services, increase our cost of doing business or otherwise have a material ad-verse effect on our business, results of operations and financial condition.

Employees

As of June 30, 1999 EarthWeb had 209 full-time employees, including 70 in sales and marketing. EarthWeb's future success depends in large part on its ability to attract and retain highly qualified employees. Competition for such person-nel is intense and there can be no assurance that EarthWeb will be able to re-tain its senior management or other key personnel in the future. EarthWeb's em-ployees are not represented by any union, and EarthWeb considers its relations with its employees to be good.

Facilities

EarthWeb's headquarters are currently located in a leased facility in New York City consisting of a total of approximately 33,500 square feet of office space, the majority of which is under a ten year lease. Dice.com has an office located in Des Moines, Iowa, consisting of approximately 13,530 square feet under leases expiring beginning on October 31, 2001. MicroHouse, located in Boulder, Colorado, has an office consisting of approximately 10,000 square feet under a lease expiring February 28, 2001.

Legal Proceedings

EarthWeb is party to claims and litigation that arise in the normal course of business. Management believes that the ultimate outcome of those claims and litigation will not have a material impact on its financial position or results of operations.

                                   Management

Directors and Executive Officers

The following sets forth certain information with respect to the directors and executive officers of EarthWeb as of June 30, 1999.

--------------------------------------------------------------------------------

Name                 Age Position
------------------------------------------------------------------------------------------------------------
Jack D. Hidary(1)     31 President, Chief Executive Officer and Director
Murray Hidary         27 Executive Vice President, Business Development, Secretary, Treasurer and Director
William Gollan        51 Senior Vice President
Lloyd Linn            41 Vice President and President of EW Career Solutions, Inc., a subsidiary of EarthWeb
Irene Math            37 Senior Vice President, Finance
John Kleine           45 Vice President, Systems and Operations
Scott Anderson        45 Vice President, Worldwide Marketing
Mark Schlack          46 Vice President, Content
Cary Davis(1)(2)      32 Director
Henry Kressel(1)(2)   65 Director
Peter Derow           59 Director

(1) Member of the Compensation committee of the Board of Directors

(2) Member of the Audit Committee of the Board of Directors

Messrs. Jack D. Hidary and Murray Hidary are brothers.

Jack D. Hidary has served as the President, Chief Executive Officer and a di-rector of EarthWeb since April 1996 and has co-managed its predecessors since January 1995. Mr. Hidary is a co-founder of EarthWeb. From November 1991 to July 1994, Mr. Hidary served as a Stanley Fellow in Clinical Neuroscience at the National Institutes of Health, where he helped establish a digital brain imaging laboratory making use of Internet, neural network and other advanced technologies. Prior to this fellowship, Mr. Hidary helped build ColumbiaNet, the online service of Columbia University, where he also studied Philosophy and Neuroscience.

Murray Hidary has been the Executive Vice President, Business Development, Sec-retary, Treasurer and a director of EarthWeb since April 1996 and has co-man-aged its predecessors since January 1995. Mr. Hidary is a co-founder of EarthWeb. Mr. Hidary studied Music and Composition at New York University.

William Gollan has been the Senior Vice President of EarthWeb since November 1997. Prior to joining EarthWeb, Mr. Gollan was a Senior Vice President of LitleNet beginning in February 1996 focusing on electronic software distribu-tion. From March 1994 to April 1996, Mr. Gollan was a Vice President, Sales and Marketing for Kurzweil Applied Intelligence. From December 1987 to March 1994, Mr. Gollan was a Managing Director of Weathervane Management Consultants. In 1990, Mr. Gollan co-founded Computer Buying World Magazine, an IDG monthly trade magazine focused on the computer distribution channel. Mr. Gollan at-tended Northeastern University.

Lloyd Linn has been the Vice President of EarthWeb and President of EW Career Solutions, Inc., a subsidiary of EarthWeb that operates the dice.com business, since February 1999. Mr. Linn was the co-founder of dice.com and co-managed dice.com since its inception in 1990. Mr. Linn has worked as a contract pro-grammer and consultant at various technical consulting companies including Cap Gemini Group. Mr. Linn studied Computer Sciences at Des Moines Area Community College.

Irene Math is the Senior Vice President, Finance of EarthWeb, and was the Vice President, Finance from November 1996 to March 1999. From June 1995 to May 1996, Ms. Math served as Corporate Controller for MCI/News Corp.'s Internet Ventures. From July 1992 to May 1995, she was a Vice President in Banking and Corporate Finance at Chemical Bank. From September 1984 to June 1992, Ms. Math held various positions at Arthur Andersen & Co. Ms. Math graduated from Lehigh University with a B.S. in Accounting and is a Certified Public Accountant.

John Kleine has been the Vice President, Systems and Operations of EarthWeb since January 1998. Prior to joining EarthWeb, Mr. Kleine served as Vice Presi-dent, Director of Business Systems from 1983 to 1997 at True North Communica-tions where he was responsible for all desktop systems, voice and data networking, data center operations and graphics design computing. Prior to 1983, Mr. Kleine held various financial positions at Warner Communications, Inc. and Viacom International, Inc. Mr. Kleine received his B.A. in Accounting and Mathematics from Queens College.

Scott Anderson has been the Vice President, Marketing of EarthWeb since August 1998. From 1994 to July 1998, Mr. Anderson served as a Partner and Worldwide Management Supervisor at Ogilvy & Mather where he ran the global IBM Software Group account. In 1994, Mr. Anderson worked at the west coast advertising agen-cy, Suissa Miller, where he launched Crayola's software family. Prior to that, he worked at Drew Advertising where, among other accomplishments, he built the Peter Norton software brand franchise. He won the American Marketing Associa-tion's Effie award for marketing effectiveness for both the Crayola and IBM software launches. Mr. Anderson received a B.S. from Rutgers University.

Mark Schlack has been the Vice President, Content for EarthWeb since November 1998. From December 1995 to May 1998, Mr. Schlack served as Editor and later as Editor-in-Chief of BYTE Magazine, published by McGraw Hill. From June 1990 to November 1995, he held various positions at Cahners Publishing including Editor of Datamation and Editor-in-Chief of Systems Integration Business. Mr. Schlack graduated from the University of Michigan with a B.A. in Creative Writing.

Cary Davis has been a director of EarthWeb since February 1998. Mr. Davis has served with E.M. Warburg, Pincus & Co., LLC, since October 1994 and has been a Managing Director since January 1999. From August 1992 to September 1994, Mr. Davis was employed by Dell Computer Corporation, where his last position was Manager of Worldwide Desktop Marketing. Mr. Davis also serves as a director of BEA Systems, Inc. Mr. Davis holds a B.A. from Yale University and an M.B.A. from Harvard University.

Henry Kressel has been a director of EarthWeb since October 1996. Dr. Kressel has served with E.M. Warburg, Pincus & Co., LLC, an investment firm, since 1983 and has been a Managing Director since 1985. Prior to 1983, Dr. Kressel was Staff Vice President for research and development in solid state technology at the RCA Corporation. Dr. Kressel also serves as a director of Level One Commu-nications, Inc., a semi-conductor company, IA Corporation, a software develop-ment company, Nova Corporation, a credit card processing company and Covad Com-munications, an XDSL service provider. Dr. Kressel received a B.A from Yeshiva University, a Masters in Applied Physics from Harvard University, a Ph.D. in Engineering from the University of Pennsylvania and a M.B.A. from the Wharton School of Business at the University of Pennsylvania.

Peter Derow has been a director of EarthWeb since May 1999. Mr. Derow served as President and CEO of Institutional Investor, Inc. from 1988 until his retire-ment in 1997. Earlier, Mr. Derow served as Chairman and President of Newsweek, Director of The Washington Post Company, President of CBS Publishing Group, and Senior Vice President and Director of CBS, Inc. Mr. Derow holds a Bachelor of Arts degree from Harvard College and an MBA from Harvard University's Graduate School of Business Administration.

Board of Directors

EarthWeb has five directors serving on its Board of Directors. Under the terms of the certificate of incorporation and By-Laws, Peter Derow's term as director shall expire at the 2002 annual meeting of the stockholders, Murray Hidary's and Cary Davis' terms as directors shall expire at the 2000 annual meeting of the stockholders, and Jack D. Hidary's and Henry Kressel's terms as directors shall expire at the 2001 annual meeting of the stockholders.

The Board of Directors has established an Audit committee, the members of which are Henry Kressel and Cary Davis, who are nonemployee directors and a Compensa-tion committee, the members of which are Henry Kressel and Cary Davis, who are nonemployee directors, and Jack D. Hidary.

The Audit committee is responsible for recommending to the Board of Directors the engagement of the independent auditors of EarthWeb and reviewing with the independent auditors the scope and results of the audits, the internal account-ing controls of EarthWeb, audit practices and the professional services fur-nished by the independent auditors.

The Compensation committee is responsible for reviewing and approving all com-pensation arrangements for officers of EarthWeb, and is also responsible for administering or making recommendations with respect to EarthWeb's stock plans. A subcommittee of the Compensation committee consisting of Dr. Kressel and Mr. Davis administers the 1998 Stock Incentive Plan with respect to EarthWeb's of-ficers subject to Section 162(m) of the Internal Revenue Code of 1986, as amended.

The Delaware General Corporation Law provides that a company may indemnify its directors and officers as to certain liabilities. EarthWeb's certificate of in-corporation and by-laws provide for the indemnification of its directors and officers.

The effect of such provisions is to indemnify, to the fullest extent permitted by law, the directors and officers of EarthWeb against all costs, expenses and liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with EarthWeb. EarthWeb maintains directors and officers liability insurance.

EarthWeb does not currently pay any directors' fees.

Employment and Consulting Agreements

Jack D. Hidary and Murray Hidary entered into employment agreements with GNP effective January 1, 1995. Each of these employment agreements provided for an initial two-year term, which will extend automatically for additional one-year terms unless terminated by 60 days prior notice from the respective counterparty. Through an Intercompany Services Agreement dated as of October 25, 1996 among Jack D. Hidary, Murray Hidary, Nova Spivack, EarthWeb, GNP and EarthWeb LLC, which amends certain provisions of each of the employment agree-ments, each of Jack and Murray Hidary agreed to serve as an officer and em-ployee of EarthWeb as if EarthWeb were "the Company" under his employment agreement. In connection therewith, EarthWeb agreed to assume all of the obli-gations of GNP under the employment agreements, including payments of salary and other compensation. Mr. Jack D. Hidary receives an annual base salary of $180,000 per annum, subject to cost of living increases, and Mr. Murray Hidary receives an annual base salary of $165,000 per annum, subject to cost of living increases. Jack and Murray Hidary are also entitled to receive bonuses as may, from time-to-time, be awarded by the Board of Directors.

In the event either Mr. Jack D. Hidary or Mr. Murray Hidary is terminated with-out "cause" (as such term is defined in his employment agreement), each may continue to receive their respective base salary for a period of up to two years following such termination. The continued payment of his base salary is contingent upon his not disclosing EarthWeb's confidential information or com-peting with the business of EarthWeb.

EarthWeb has entered into employment agreements with William Gollan, Senior Vice President, Lloyd Linn, Vice President and President of EW Career Solu-tions, Inc., Irene Math, Senior Vice President, Finance, John Kleine, Vice President, Systems and Operations, Scott Anderson, Vice President, Worldwide Marketing and Mark Schlack, Vice President of Content. These employment con-tracts provide for base salaries ranging from $125,000 to $175,000 and commis-sions and bonuses based on both individual and overall EarthWeb performance measures.

The material terms of these employment agreements are:

  (1) any dispute or controversy arising under or in connection with the em-ployment agreement (other than injunctive relief) shall be settled ex-clusively by arbitration;

  (2) if an executive is terminated without cause, she/he will receive sever-ance pay between 3 and 12 months; and

  (3) during the agreement and between to 3 months to 3 years after, the ex-ecutive is prohibited from competing with EarthWeb.

Benefit Plans

Stock Option Plan
EarthWeb's 1996 amended and restated stock plan was adopted by the board of di-rectors of EarthWeb in October 1996 and was subsequently ratified by the stock-holders of EarthWeb. The stock plan provides for the grant of incentive stock options and non-qualified stock options. The stock plan also provides for the issuance of stock appreciation rights and restricted stock. Directors, employ-ees and consultants of EarthWeb are eligible to receive grants under the stock plan. The stock plan authorizes 525,000 shares of common stock for issuance, subject to adjustment as set forth in the stock plan. As of May 31, 1999, op-tions relating to 385,049 shares of common stock were outstanding.

1998 Stock Incentive Plan
EarthWeb's 1998 stock incentive plan was adopted by the board of directors in November 1998 and has been approved by EarthWeb's stockholders. 2,075,000 shares of common stock have been reserved for issuance under the 1998 stock in-centive plan, plus an annual increase to be added on the first day of EarthWeb's fiscal year beginning in 2000 equal to two percent (2%) of the num-ber of shares outstanding as of such date or a lesser number of shares deter-mined by the board of directors. Up to 159,000 shares have been reserved for issuance as incentive stock options, plus an annual increase to be added on the first day of EarthWeb's fiscal year beginning in 2000 equal to the least of (1) 400,000 shares, (2) four tenths of one percent (.4%) of the number of shares outstanding as of such date or (3) a lesser number of shares deter-mined by the board of directors. As of May 31, 1999 options relating to 344,917 shares of common stock were outstanding and approximately 1,730,083 remained available for future grants.

The purpose of the 1998 stock incentive plan is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants of EarthWeb and to promote the success of EarthWeb's business. The 1998 stock incentive plan provides for the granting to employees of options to purchase common stock that qualify under Section 422 of the Internal Revenue Code of 1986, as amended, as "incentive stock options" and for the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares, and other eq-uity-based rights (including incentive stock options) to employees, directors and consultants of EarthWeb.

The 1998 stock incentive plan is administered by the board of directors, which shall determine the provisions, terms and conditions of each 1998 award, in-cluding, but not limited to, the 1998 award vesting schedule, repurchase provi-sions, rights of first refusal, forfeiture provisions, form of payment upon ex-ercise of the 1998 award, payment contingencies and satisfaction of any perfor-mance criteria. The Compensation committee may make recommendations to the board of directors with respect to awards under the 1998 stock incentive plan. A subcommittee of the Compensation committee will administer the 1998 stock in-centive plan for EarthWeb's officers subject to Section 162(m) of the Internal Revenue Code of 1986, as amended.

Incentive stock options are not transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is ex-ercisable during the lifetime of the optionee only by such optionee. Other 1998 awards shall be transferable to the extent provided in the agreement evidencing the 1998 award.

The exercise price of incentive stock options must be at least equal to the fair market value of the common stock on the date of grant, and the term of the option must not exceed ten years. With respect to an employee who owns stock possessing more than 10% of the voting power of all classes of EarthWeb's out-standing capital stock, the exercise price of any incentive stock option must equal at least 110% of the fair market value of the common stock on the grant date and the term of the option must not exceed five years. The term of other awards will be determined by the administrator of the award. The exercise price or purchase price of nonstatutory stock options will be determined by the ad-ministrator of the award, but will not be less than 100% of the fair market value of the stock unless determined by the administrator of the award, and the exercise price or purchase price, if any, of other awards will also be deter-mined by the compensation committee. The consideration to be paid for the shares of common stock upon exercise or purchase of an award will be determined by the administrator of the award and may include cash, check, promissory note, shares of common stock, or the assignment of part of the proceeds from the sale of shares acquired upon exercise or purchase of the award.

Where the award agreement permits the exercise or purchase of an award for a certain period of time following the recipient's termination of service with EarthWeb, disability, or death, such award will terminate to the extent not ex-ercised or purchased on the last day of the specified period or the last day of the original term of such award, whichever occurs first.

Unless terminated sooner, the 1998 stock incentive plan will terminate automat-ically in 2008. The board has the authority to amend, suspend or terminate the 1998 stock incentive plan subject to stockholder approval of certain amendments and provided no such action may affect awards previously granted under the 1998 stock incentive plan unless agreed to by the affected grantees.

1998 Employee Stock Purchase Plan
EarthWeb's 1998 employee stock purchase plan was approved by the board of di-rectors in November 1998 and has been approved by EarthWeb's stockholders. The stock purchase plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code in order to provide employees of EarthWeb with an opportunity to purchase common stock through payroll deductions. An aggregate of 159,000 shares of common stock has been reserved for issuance under the stock purchase plan and is available for purchase thereunder, plus an annual increase to be added on the first day of EarthWeb's fiscal year beginning in 2000 equal to the least of (1) 400,000 shares, (2) two percent (2%) of the out-standing shares on such date or (3) a lesser number of shares determined by the compensation committee, subject to adjustment in the event of a stock split, stock dividend or other similar change in the common stock or the capital structure of EarthWeb. Except for any employees (a) who, after giving effect to the grant under the stock purchase plan, would own shares and options equal to 5% or more of the total voting power of EarthWeb's outstanding common stock, (b) whose rights under all of EarthWeb's stock purchase plans ac-crue at a rate exceeding $25,000 per year, (c) whose customary employment is 20 or fewer hours per week or 5 or fewer months per year or (d) who are subject to laws of a foreign jurisdiction that prohibit or make impracticable such employ-ee's participation in the stock purchase plan, all employees of EarthWeb are eligible to participate in the stock purchase plan.

Offer periods under the stock purchase plan are generally overlapping periods of 24 months. The initial offer period commenced on the closing date of the initial public offering. Additional offer periods will commence each February 1 and August 1. Purchase periods under the stock purchase plan are generally six month periods. The initial purchase period commenced on the closing date of the initial public offering. Additional purchase periods will commence each August 1 and February 1. Exercise dates under the stock purchase plan are the last day of each purchase period. An offer period may be shortened in the event of a merger of EarthWeb with or into another corporation, the sale of all or sub-stantially all of the assets of EarthWeb, or certain other transactions.

On the first day of each offer period, a participating employee is granted a purchase right that is a form of option to be automatically exercised on the forthcoming exercise dates within the offer period. During the offer period de-ductions are made from the pay of participants (in accordance with their autho-rizations) and credited to their accounts under the stock purchase plan. When the purchase right is exercised, the participant's withheld salary is used to purchase shares of common stock of EarthWeb. The price per share at which shares are to be purchased under the stock purchase plan during any purchase period is the lesser of the fair market value of the common stock (as defined in the stock purchase plan) on (a) the date of the grant of the option (the commencement of the offer period) or (b) the exercise date (the last day of a purchase period). The participant's purchase right is exercised in this manner on both exercise dates arising in the offer period unless, on the first day of any purchase period, the fair market value of the common stock is lower than the fair market value of the common stock on the first day of the offer period. If so, the participant's participation in the original offer period is termi-nated, and the participant is automatically enrolled in the new offer period effective the same date.

Payroll deductions may range from 1% to 15% (in whole percentage increments) of a participant's regular base pay and, in certain cases, commissions, exclusive of overtime, bonuses or shift-premiums, but not more than $21,250 per year. Participants may not make additional payments to their accounts. The maximum number of shares of common stock that any employee may purchase under the stock purchase plan during a purchase period is determined by dividing 15% of the em-ployee's regular base pay by the applicable purchase price. Certain additional limitations on the amount of common stock that may be purchased during any cal-endar year are imposed by the Internal Revenue Code.

The stock purchase plan is administered by the compensation committee, which has the authority to terminate or amend the stock purchase plan (subject to specified restrictions) and otherwise to administer the stock purchase plan and to resolve all questions relating to the administration of the stock purchase plan.

401(k) Plan
EarthWeb maintains a 401(k) retirement savings plan. All employees of EarthWeb meeting certain minimum eligibility requirements are eligible to participate in the 401(k) plan. The 401(k) plan provides that the employee may contribute up to 15% of his or her pre-tax gross compensation (but not greater than a statu-torily prescribed annual limit). The 401(k) plan permits, but does not require, additional contributions to the 401(k) plan by EarthWeb. All amounts contrib-uted by the employee participants in conformity with plan requirements and earnings on such contributions are fully vested at all times. For the year ended December 31, 1998, EarthWeb did not contribute to the 401(k) plan.

EarthWeb's wholly-owned subsidiaries, EW Career Solutions and MicroHouse, also maintain 401(k) retirement plans.

Summary of Executive Compensation

The table below sets forth information concerning the annual and long-term com-pensation for services rendered in all capacities to EarthWeb during the years ended December 31, 1997 and 1998 for: (1) the chief executive officer of EarthWeb and (2) the four other highest paid executive officers of EarthWeb in 1998.

                           Summary Compensation Table

                           -----------------------------------------------------
                                                                       Long-Term
                                                                    Compensation
                                                                    ------------
                                                                          Awards
                                                                      Securities
Name and                                            Other annual      Underlying
Principal Position         Year   Salary      Bonus compensation         Options
------------------         ---- -------- ---------- ------------    ------------
Jack D. Hidary............ 1998 $160,000 $41,000(2)           --              --
 Chief Executive Officer
  and President            1997  160,000  10,000(1)           --              --
Murray Hidary............. 1998  130,000  36,000(2)           --              --
 Executive Vice President,
  Business                 1997  130,000  10,000(1)           --              --
 Development, Secretary
  and Treasurer
Irene Math................ 1998  132,000  38,000(2)           --          46,150
 Senior Vice President,
  Finance                  1997  118,000  10,000(1)                       29,249
William Gollan............ 1998  151,000  37,000(2)      $53,000(3)       74,750
 Senior Vice President
John Kleine............... 1998  128,292  19,600(2)           --          19,500
 Vice President, Systems
  and Operations

(1) Represents bonuses earned in 1997, one-half of which were paid in 1998.
(2) Represents bonuses earned in 1998, a portion of which were paid in 1999.
(3) Represents corporate apartment rental paid in 1998.


Option Grants in Fiscal Year Ended December 31, 1998

The following table sets forth information regarding stock options granted pur-suant to the stock plan during the fiscal year ended December 31, 1998 to each of the named executive officers. EarthWeb has never granted stock appreciation rights.

                         -------------------------------------------------------------------------
                                 Option Grants in Last Fiscal Year
                                         Individual Grants
                         ---------------------------------------------------
                                         Percent of
                                      Total Options                          Potential Realizable
                                         Granted to                            Value at Assumed
                                     Employees (net                              Annual Rates
                          Number of of forfeitures)                             of Stock Price
                         Securities  in Fiscal Year   Exercise or              Appreciation for
                         Underlying           Ended    Base Price               Option Term(4)
                            Options    December 31,     Per Share Expiration ---------------------
Name                     Granted(1)         1998(2)  ($/Share)(3)       Date         5%        10%
---------                ---------- ---------------  ------------ ---------- ---------- ----------
Jack D. Hidary..........         --              --            --         --         --         --
Murray Hidary...........         --              --            --         --         --         --
William Gollan..........     74,750           21.44%        $3.08    1/29/05 $1,172,180 $1,623,709
Irene Math..............     46,150           13.24%        $3.08    1/29/05 $  723,694 $1,002,464
John Kleine.............     19,500            5.59%        $3.08    1/29/05 $  305,786 $  423,576

(1) The options were granted under the stock plan. See "ManagementBenefit plansStock Option Plan."
(2) Based on an aggregate of 348,650 options granted (net of forfeitures) to employees in the year ended December 31, 1998, including options granted to named executive officers.
(3) The exercise price per share of each option was equal to the fair market value of the common stock on the date of the grant as determined by the board of directors. EarthWeb determined the fair market value of the common stock on the date of the grant based upon the most recent price paid by a third party for EarthWeb's then outstanding convertible preferred stock with an appropriate discount as a result of the convertible preferred stock having a liquidation preference, the right to board representation and a cumulative preferred dividend.
(4) Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by the initial public offering price of $14.00 per share, which represents the price per share offered in EarthWeb's initial public offering on November 11, 1998 (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the remaining six-year term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent EarthWeb's estimate or projection of future common stock prices. Actual gains, if any, re-sulting from stock option exercises and common stock holdings are dependent on the future performance of the common stock, overall stock market conditions and the option holder's continued employment with EarthWeb through the vesting pe-riod. There can be no assurance that the amounts reflected in this table will be achieved.

Options Exercised During 1998 and Options Values at December 31, 1998

The following table sets forth information concerning options exercised by any named executive officer during the fiscal year ended December 31, 1998 and un-exercised options held by the named executive officers as of December 31, 1998. The values of unexercised in-the-money options represent the positive spread between the respective exercise prices of outstanding stock options and the last reported sale price of the common stock on December 31, 1998 of $38.88.

                         ------------------------------------------------------------------------
                                      Aggregate Option Exercises in Last Fiscal Year
                                             and Fiscal Year-End Option Values
                         ------------------------------------------------------------------------
                                                                           Value of Unexercised
                                                 Number of Securities            In-the-
                                                Underlying Unexercised            Money
                                                      Options at                Options at
                              Shares               Fiscal Year End           Fiscal Year End
                            Acquired    Value ------------------------- -------------------------
Name                     on Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
---------                ----------- -------- ----------- ------------- ----------- -------------
Jack D. Hidary..........          --       --          --            --          --            --
Murray Hidary...........          --       --          --            --          --            --
William Gollan..........          --       --      28,530        93,995  $1,021,319    $3,364,840
Irene Math..............       2,200  $13,865      15,324        57,876  $  544,948    $2,089,015
John Kleine.............          --       --       2,925        16,575  $  104,709    $  593,353

Compensation Committee Interlocks and Insider Participation

On August 1, 1998, Messrs. Jack D. Hidary, Cary Davis and Henry Kressel were appointed as members of the Compensation Committee. A subcommittee of the Com-pensation Committee consisting of Dr. Kressel and Mr. Davis will administer the 1998 Stock Incentive Plan with respect to EarthWeb's officers subject to Sec-tion 162(m) of the Internal Revenue Code of 1986, as amended. Mr. Hidary has served as President and Chief Executive Officer of EarthWeb since April 1996. Mr. Hidary will abstain from Compensation Committee decisions regarding his own compensation. Mr. Davis has served with E.M. Warburg, Pincus & Co., LLC since October 1994 and has been a Managing Director since January 1999. Dr. Kressel has served with E.M. Warburg, Pincus & Co., LLC since 1983 and has been a Man-aging Director since 1985. In October 1996, EarthWeb issued 2,925,000 shares of common stock to EarthWeb LLC and assumed substantially all of the liabilities of EarthWeb LLC in exchange for substantially all of the assets of EarthWeb LLC. At the time of such transaction, EarthWeb LLC was the sole owner of common stock then outstanding and, consequently, the members of EarthWeb LLC (which included GNP, of which Messrs. Jack D. Hidary, Murray Hidary and Nova Spivack were the members at such time) retained their proportionate interests in EarthWeb through the ownership by EarthWeb LLC of such common stock. In June 1998, EarthWeb issued 433,965 shares of common stock to EarthWeb LLC for an ag-gregate purchase price of $3.7 million. Immediately prior to the initial public offering, EarthWeb LLC distributed substantially all shares of EarthWeb common stock that it held to its members. In October 1996, EarthWeb issued 653,111 shares of Series A Convertible Preferred stock to Warburg in a private place-ment for an aggregate purchase price of approximately $6.7 million, of which $4.9 million was received by EarthWeb and the remainder was used to repay cer-tain investors and cover the transaction costs. In June 1997, EarthWeb issued 598,086 shares of Series B Convertible Preferred stock to Warburg for an aggre-gate purchase price of $10.0 million. All of the Series A Convertible Preferred stock and Series B Convertible Preferred stock were converted into 2,439,833 shares of common stock upon completion of EarthWeb's initial public offering in November 1998.

                       Principal and Selling Stockholders

The following table sets forth information regarding the beneficial ownership of common stock as of May 31, 1999 for (1) each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by EarthWeb to own beneficially 5% or more of the common stock, (2) EarthWeb's di-rectors and named executive officers, (3) all directors and executive officers of EarthWeb as a group. The following table also sets forth information regard-ing the number of common stock being registered by the selling stockholders.

                                                                         --------------------------
                                                                          Beneficial Ownership(2)
                                                                         --------------------------
Name and Address of Beneficial Owners(1)(2)                                    Number     Percent
-------------------------------------------                              ------------- ------------
Warburg, Pincus Ventures, L.P.(3).......................................     1,817,093       19.39%
Jack D. Hidary(4).......................................................       844,698        9.02%
Murray Hidary(4)........................................................       844,698        9.02%
Nova Spivack............................................................       513,809        5.48%
Peter Derow(5)..........................................................         1,381           *
Cary Davis(6)...........................................................     1,817,093       19.39%
Henry Kressel(6)........................................................     1,817,093       19.39%
Irene Math(7)...........................................................        27,757           *
William Gollan(8).......................................................        42,482           *
John Kleine(9)..........................................................         6,739           *
All directors and executive officers as a group (8
 persons)(4)(5)(6)(7)(8)................................................     3,536,616       37.75%

                                                                    -----------
                                                                         Common
                                                                    stock being
Name and Address of Selling Stockholders                             registered
----------------------------------------                            -----------
Lloyd Linn(10).....................................................     263,755
Diane Rickert(10)..................................................     263,755
Steve Anderson.....................................................       9,337
Doug Anderson......................................................       9,337
Robert Anderson....................................................         966
Ascent Partners, Inc. .............................................       2,542
Zafir Anjum(11)....................................................     238,263
All selling stockholders as a group(10)(11)........................     787,955

* Less than 1%
(1) Unless otherwise noted, the address of each of the persons listed is 3 Park Avenue, New York, New York 10016.
(2) As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the benefi-cial owner of securities that can be acquired within 60 days from May 31, 1999 through the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights that are currently exercisable or exer-cisable within 60 days are deemed outstanding for computing the ownership per-centage of the person holding these options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 9,369,687 shares of common stock outstanding as of May 31, 1999.
(3) The sole general partner of Warburg, Pincus Ventures, L.P. ("Warburg") is Warburg, Pincus & Co., a New York general partnership ("WP"). E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMWP"), manages Warburg. The members of EMWP are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMWP and may be deemed to control both WP and EMWP. WP has a 15% interest in the profits of Warburg as the general partner and also owns approximately 1.5% of the limited partnership interests in Warburg. Henry Kressel and Cary Davis, di-rectors of EarthWeb, are also Managing Directors of EMWP, and thus may be deemed to have an indirect, pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares benefi-cially owned by Warburg and WP. The address for Warburg is 466 Lexington Ave-nue, New York, New York 10017.
(4) Jack D. Hidary and Murray Hidary equally own GNP. GNP is the managing mem-ber of EarthWeb LLC and, as a result, is a controlling member of EarthWeb LLC and thus may be deemed to beneficially own the 35 shares of common stock owned by EarthWeb LLC. Jack D. Hidary and Murray Hidary each disclaim beneficial own-ership of these shares except to the extent of their pecuniary interest there-in.

(5) Includes 1,381 shares subject to stock options that are exercisable within 60 days of May 31, 1999.
(6) All of the shares indicated as owned by Dr. Kressel and Mr. Davis are owned directly by Warburg and are included because of Dr. Kressel's and Mr. Davis' affiliation with Warburg. Dr. Kressel and Mr. Davis disclaim beneficial owner-ship of these shares within the meaning of Rule 13d-3 under the Exchange Act.
(7) Includes 24,557 shares subject to stock options that are exercisable within 60 days of May 31, 1999.
(8) Includes 21,258 shares subject to stock options that are exercisable within 60 days of May 31, 1999.
(9) Includes 1,036 shares subject to stock options that are exercisable within 60 days of May 31, 1999.
(10)Includes 28,889 shares in escrow.
(11)Includes 47,653 shares in escrow.

                              Selling Stockholders

527,510 shares which are being offered and sold under this prospectus were originally issued by EarthWeb in connection with EarthWeb's acquisition of D&L Online, Inc., on February 2, 1999. 22,182 shares which are being offered and sold under this prospectus were originally issued by EarthWeb in connection with EarthWeb's acquisition of MicroHouse International Inc. in March 1999. 238,263 shares of common stock which are being offered and sold under this pro-spectus were originally issued by EarthWeb in connection with its acquisition of the website Codeguru.com.

The selling stockholders and holders listed in any supplement to this prospec-tus, and any transferors, pledgees, donees or successors to these persons, may from time to time offer and sell, pursuant to this prospectus, any and all of these shares. Any supplement to this prospectus may contain certain information about the selling stockholders and the aggregate principal amount of the shares beneficially owned by each selling stockholder that they are offering. Such in-formation will be obtained from the selling stockholders.

Except for Lloyd Linn, none of the selling stockholders currently has any posi-tion, office or other material relationship with the Company or its affiliates. See "Management--Directors and Executive Officers" for a description of Mr. Linn's position with EarthWeb. Because the selling stockholders may offer all or some portion of their shares, no estimate can currently be given as to the number of shares that will be held by any selling stockholder upon termination of such sales. In addition, selling stockholders may have disposed of, or may dispose of, all or a portion of their shares in transactions exempt from the requirements of the Securities Act.

                              Plan of Distribution

In February, 1999, EarthWeb issued 527,510 shares of common stock offered by this prospectus to Lloyd Linn and Diane Rickert in connection with EarthWeb's acquisition of dice.com. In March, 1999, EarthWeb issued 22,182 shares of com-mon stock to Steve Anderson, Doug Anderson, Robert Anderson and Ascent Part-ners, Inc. in connection with EarthWeb's acquisition of MicroHouse Internation-al. We agreed to register these shares under the Securities Act for resale to the public. Under the registration rights agreements between EarthWeb and the selling stockholders, we must use commercially reasonable efforts to cause the registration statement, or a replacement, to be continuously effective under the Securities Act until the earlier of (1) two years from the effective date of this registration statement of which this prospectus forms a part or (2) such time as the selling stockholders have sold all shares offered by this pro-spectus, or a replacement prospectus. In August, 1999, EarthWeb issued 238,263 shares of common stock offered by this prospectus to Zafir Anjum in connection with the acquisition of substantially all of the assets of the website Codeguru.com. 212,045 shares of common stock covered by this prospectus may be offered and issued from time to time in connection with the acquisition of other businesses, properties or securities in business combination transactions in accordance with Rule 415 (a)(1)(viii) of Regulation C under the Securities Act.

The sale of all or a portion of these shares of common stock by the selling stockholders may be effected from time to time at prevailing market prices at the time of such sales, at prices related to such prevailing prices, at fixed prices that may be changed or at negotiated prices. The selling stockholders may effect such transactions by selling directly to purchasers in negotiated transactions, to dealers acting as principals or through one or more brokers, or any combination of these methods of sale. In addition, shares may be trans-ferred in connection with the settlement of call options, short sales or simi-lar transactions that may be effected by the selling stockholders. Dealers or brokers may receive compensation in the form of discounts, concessions or com-missions from the selling stockholders. The selling stockholders and any bro-kers or dealers that participate in the distribution may under certain circum-stances be "underwriters" within the meaning of the Securities Act, and any commissions received by such brokers or dealers and any profits realized on the resale of shares by them may be underwriting discounts and commissions under the Securities Act. EarthWeb and the selling stockholders may agree to indem-nify such brokers or dealers against certain liabilities, including liabilities under the Securities Act.

To the extent required under the Securities Act or the rules of the Securities and Exchange Commission, a supplemental prospectus will be filed disclosing:

 . the name of any such brokers or dealers, . the number of shares involved, . the price at which such shares are to be sold, . the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable,
 .  that such brokers or dealers did not conduct any investigation to verify the information set out in this prospectus and . other facts material to the transaction.

We can give no assurance that any of the selling stockholders will sell any or all of these shares of common stock.

EarthWeb has agreed, among other things, to bear all expenses other than under-writing discounts and selling commissions but including reasonable fees and disbursements of one firm or counsel designated to act as counsel for the sell-ing stockholders, in connection with the registration and sale of these shares. EarthWeb will not receive any of the proceeds from the offering of these shares.

                              Certain Transactions

In October 1996, EarthWeb issued 2,925,000 shares of common stock to EarthWeb LLC and assumed substantially all of the liabilities of EarthWeb LLC in ex-change for substantially all of the assets of EarthWeb LLC. At the time of this transaction, EarthWeb LLC was the sole owner of common stock then outstanding and, consequently, the members of EarthWeb LLC (which included GNP, of which Messrs. Jack D. Hidary, Murray Hidary and Nova Spivack were the members at that time) retained their proportionate interests in EarthWeb through the ownership by EarthWeb LLC of this common stock.

In October 1996, EarthWeb issued 653,111 shares of Series A Convertible Pre-ferred Stock to Warburg in a private placement for an aggregate purchase price of approximately $6.7 million, of which $4.9 million was received by EarthWeb and the remainder was used to repay various investors and cover the transaction costs. In June 1997, EarthWeb issued 598,086 shares of Series B Convertible Preferred Stock to Warburg for an aggregate purchase price of $10.0 million. All of the Series A Convertible Preferred Stock and Series B Convertible Pre-ferred Stock were converted into 2,439,833 shares of common stock upon the con-summation of the initial public offering in November 1998.

In June 1998, EarthWeb issued 433,965 shares of common stock to EarthWeb LLC for an aggregate purchase price of $3.7 million.

The controlling member of EarthWeb LLC is GNP, the members of which are Jack D. Hidary and Murray Hidary, directors of EarthWeb. Warburg, EarthWeb LLC, GNP and the GNP members are entitled to demand and piggyback registration rights with respect to their respective shares of common stock, which, with respect to EarthWeb LLC, include the former members. See "Description of Capital Stock-- Registration Rights."

Under the Shareholders Agreement, Warburg granted GNP an option to purchase up to 10% of the shares that Warburg received upon conversion of its preferred stock, subject to Warburg realizing a return of at least five times on its in-vestment. The rights become conditionally exercisable after the expiration of any restrictions on resale of these shares.

                          Description of Capital Stock

General

EarthWeb's authorized capital stock consists of 21,750,000 shares of common stock, $.01 par value, and 2,000,000 shares of preferred stock, $.01 par value, which have not been designated. As of June 30, 1999, there were 9,396,825 shares of common stock outstanding.

The following summary of the terms and provisions of EarthWeb's capital stock does not purport to be complete and is qualified in its entirety by reference to the amended and restated certificate of incorporation and bylaws.

Common Stock

The holders of common stock are entitled to one vote for each share on all mat-ters voted upon by stockholders, including the election of directors. Subject to the rights of any then outstanding shares of preferred stock, the holders of the common stock are entitled to such dividends as may be declared in the dis-cretion of the Board of Directors out of funds legally available therefor. See "Dividend Policy." Holders of common stock are entitled to share ratably in the net assets of EarthWeb upon liquidation after payment or provision for all lia-bilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase shares of stock of EarthWeb. Shares of common stock are not subject to any re-demption provisions and are not convertible into any other securities of EarthWeb. All outstanding shares of common stock are fully paid and non assess-able.

Preferred Stock

The Board of Directors of EarthWeb has the authority, without further action by EarthWeb's stockholders, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights, and the restrictions or qualifications thereof. The rights, preferences, privileges, and restrictions or qualifications, of different series of preferred stock may differ with re-spect to dividend rates, amounts payable on liquidation, voting rights, conver-sion rights, redemption provisions, sinking fund provisions, and other matters. The issuance of such preferred stock could:

 .decrease the amount of earnings and assets available for distribution to hold-ers of common stock;
 .adversely affect the rights and powers, including voting rights, of holders of common stock; and
 .have the effect of delaying, deferring, or preventing a change in control of EarthWeb.

EarthWeb has no present plans to issue any shares of preferred stock.

Registration Rights

From and after May 16, 1999, Warburg and the holders of a majority of the com-mon stock held by the GNP members, GNP and the members holding a majority in-terest in EarthWeb LLC are entitled to demand registration rights with respect to an aggregate of 5,798,798 shares of common stock, or the registrable securi-ties. Pursuant to these rights, such stockholders may require that EarthWeb file up to an aggregate of six registration statements under the Securities Act, subject to certain minimum size and other conditions. In addition, if EarthWeb proposes to register any of its securities under the Securities Act, whether for its own account or for any of its stockholders, holders of the reg-istrable securities are entitled, subject to certain restrictions and limita-tions, to include their registrable securities in such registration. EarthWeb is required to bear substantially all registration and selling expenses (except for underwriting discounts, selling expenses and the fees and expenses of more than one counsel representing holders of registrable securities) in connection with the above-described registrations. The foregoing registration rights are transferable in certain circumstances and may be amended or waived only with the written consent of EarthWeb and a specified number of holders of registra-ble securities.

In connection with the acquisition of D&L Online, on February 2, 1999, EarthWeb agreed to file a shelf registration statement with respect to the shares of common stock issued to the stockholders of D&L Online as consideration for the acquisition within 75 days after the acquisition date. Sales by these stock-holders under the shelf registration statement are subject to limitations as described in the registration rights agreement between EarthWeb and the stock-holders of D&L Online. In addition, if EarthWeb proposes to register any of its securities under the Securities Act, whether for its own account or for any of its stockholders, the former stockholders of D&L Online also have limited rights to include their shares of common stock in this registration. EarthWeb is required to bear substantially all registration and selling expenses (except for underwriting discounts, selling expenses and the fees and expenses of more than one counsel for the former stockholders) in connection with the above-described registrations. These reg-istration rights are transferable in limited circumstances. The registration rights agreement terminates on March 31, 2001.

In connection with the acquisition of MicroHouse International, in March 1999, EarthWeb agreed to file a shelf registration statement with respect to the shares of common stock issued to the stockholders of MicroHouse International as consideration for the acquisition within 60 days after the acquisition date. Sales by these stockholders under the shelf registration statement are subject to limitations as described in the registration rights agreement between EarthWeb and the stockholders of MicroHouse International. EarthWeb is required to bear substantially all registration and selling expenses (except for under-writing discounts, selling expenses and the fees and expenses of more than one counsel for the former stockholders) in connection with the above-described registration. These registration rights are transferable in limited circum-stances. The registration rights agreement terminates on March 18, 2001.

Limitation on Directors' Liabilities

EarthWeb's certificate of incorporation limits, to the maximum extent permitted by the Delaware General Corporation Law, or the DGCL, the personal liability of directors and officers for monetary damages for breach of their fiduciary du-ties as directors and officers, except in various circumstances involving vari-ous wrongful acts, including a breach of the director's duty of loyalty or acts of omission which involve intentional misconduct or a knowing violation of law.

Section 145 of the DGCL permits EarthWeb to indemnify officers, directors or employees against expenses (including attorney's fees), judgments, fines and amounts paid in settlement in connection with legal proceedings "if [as to any officer, director or employee] he acted in good faith and in a manner he rea-sonably believed to be in, or not opposed to the best interests of the corpora-tion, and, with respect to any criminal act or proceeding, had no reasonable cause to believe his conduct was unlawful," provided that with respect to ac-tions by, or in the right of the corporation against, these individuals, indem-nification is not permitted as to any matter as to which this person "shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper." Individuals who are successful in the defense of this action are entitled to indemnification against expenses reason-ably incurred in connection therewith.

EarthWeb's by-laws require EarthWeb to indemnify directors and officers against liabilities that they may incur under the circumstances set forth in the pre-ceding paragraph.

EarthWeb plans to maintain standard policies of insurance under which coverage is provided (1) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to EarthWeb with respect to payments which may be made by EarthWeb to these officers and direc-tors pursuant to the above indemnification provision or otherwise as a matter of law.

Anti-Takeover Provisions

Various provisions of the DGCL and EarthWeb's certificate of incorporation and By-Laws may delay, discourage or prevent a change in control of EarthWeb unless this takeover or change in control is approved by EarthWeb's Board of Direc-tors. These provisions also may render the removal of directors and management more difficult. These provisions may discourage bids for common stock at a pre-mium over the market price and may adversely affect the market price and voting and other rights of the holders of common stock. See "Risk Factors--Our charter documents could make it more difficult for a third party to acquire us."

Certificate of Incorporation and By-Laws
The certificate of incorporation provides that the Board of Directors will be divided into three classes of directors, as nearly equal in number as is rea-sonably possible, serving staggered terms. The existing directors' current terms will expire as follows: Peter Derow's term shall expire at the 2002 an-nual meeting of the stockholders; Murray Hidary's and Cary Davis' terms shall expire at the 2000 annual meeting of the stockholders; and Jack D. Hidary's and Henry Kressel's terms shall expire at the 2001 annual meeting of the stockhold-ers. At each succeeding annual meeting of stockholders, directors elected to succeed those directors whose terms are expiring at this meeting shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders following such election. EarthWeb believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and EarthWeb's business strategies and policies as deter-mined by the Board of Directors, since a majority of the directors at any given time will have had prior experience as directors of EarthWeb. EarthWeb believes that this, in turn, will permit the Board of Directors to more effectively represent the interest of stockholders. With a classified Board of Directors, at least two annual meet-ings of stockholders, instead of one, will generally be required to effect a change in the majority of the Board of Directors. As a result, a provision of EarthWeb's certificate of incorporation relating to a classified Board of Di-rectors may discourage proxy contests for the election of directors or pur-chases of a substantial block of the common stock because this provision could operate to prevent obtaining control of EarthWeb in a relatively short period of time. The Board classification provision also could have the effect of dis-couraging a third party from making a tender offer or otherwise attempting to obtain control of EarthWeb. No director may be removed by the stockholders from office, except for cause with the affirmative vote of not less than two-thirds of the total voting power of all outstanding securities of EarthWeb.

The by-laws provide that special meetings of the stockholders of EarthWeb may be called only by the Chairman of the Board of Directors, the President or the Board of Directors of EarthWeb. The by-laws require advance written notice, which generally must be received by the Secretary of EarthWeb not less than 30 days nor more than 60 days prior to a meeting of stockholders (subject to spec-ified exceptions) of a proposal or director nomination that a stockholder de-sires to present at this meeting.

The certificate of incorporation allows EarthWeb to issue up to 2,000,000 shares of preferred stock, which could adversely affect the interests of hold-ers of common stock, could decrease the amount of earnings or assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. See "Preferred Stock" above. In specified circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock, as well as having the anti-takeover effect discussed above.

All amendments to the provisions of EarthWeb's certificate of incorporation re-lating to the classified Board must be approved by the holders of 66 2/3% of the outstanding capital stock entitled to vote and all amendments to EarthWeb's by-laws must be approved by either the holders of 66 2/3% of the outstanding capital stock entitled to vote or by a majority of the Board of Directors.

These provisions are intended to enhance the likelihood of continuity and sta-bility in the composition of the Board of Directors and in the policies formu-lated by the Board of Directors and to discourage various types of transactions that may involve an actual or threatened change of control of EarthWeb. These provisions are designed to reduce the vulnerability of EarthWeb to an unsolic-ited acquisition proposal and to discourage various tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for the shares of common stock, and, as a con-sequence, they also may inhibit fluctuations in the market price of the shares of common stock that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in the manage-ment of EarthWeb.

Delaware Law
EarthWeb is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a certain period of time. That period is three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed man-ner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, to-gether with his or her affiliates and associates, owns, or owned within three years prior, 15% or more of the corporation's voting stock.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is American Stock Trans-fer and Trust Company.

                                 Legal Matters

The validity of the common stock offered hereby has been passed upon for EarthWeb by Morrison & Foerster LLP, New York, New York.

                                    Experts

The balance sheets of EarthWeb Inc. as of December 31, 1998 and 1997 and the statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, the balance sheets of D&L Online, Inc. as of December 31, 1998 and 1997 and the statements of earn-ings, stockholders' equity and cash flows for the two years ended, and the bal-ance sheet of MicroHouse as of December 31, 1998 and the statement of opera-tions and comprehensive loss, stockholders' deficit and cash flows for the year ended have been included in this Registration Statement in reliance on the re-ports of PricewaterhouseCoopers LLP, independent accountants, given on the au-thority of that firm as experts in accounting and auditing.

                      Where You Can Find More Information

EarthWeb has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 for the common stock being offered by this prospectus. This prospectus does not contain all of the information set forth in the regis-tration statement and the exhibits and schedules thereto. For further informa-tion with respect to EarthWeb and the shares of common stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not neces-sarily complete and, where this contract is an exhibit to the registration statement, each statement is qualified in all respects by the provisions of this exhibit. Copies of the registration statement, including the exhibits and schedules thereto, may be examined without charge at the Public Reference Sec-tion of the Securities and Exchange Commission, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission's Re-gional Offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048 or on the Internet at http://www.sec.gov. Copies of all or a portion of the registration statement can be obtained from the Public Reference Section of the Securities and Exchange Commission upon payment of prescribed fees. Please call the SEC at 800-SEC-0330 for further information about the public reference room.

EarthWeb is subject to the information and reporting requirements of the Secu-rities Exchange Act of 1934, as amended, under which it files periodic reports, proxy statements and other information with the Securities and Exchange Commis-sion. These reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                                 EarthWeb Inc.
                         Index to Financial Statements

                                                                           ----
                                                                           Page
                                                                           ----
EarthWeb Inc.
Report of Independent Accountants........................................  F-2
Balance Sheets at December 31, 1998 and 1997.............................  F-3
Statements of Operations for the years ended December 31, 1998, 1997 and
 1996....................................................................  F-4
Statements of Cash Flows for the years ended December 31, 1998, 1997 and
 1996....................................................................  F-5
Statements of Stockholders' Equity for the years ended December 31, 1996,
 1997 and 1998...........................................................  F-6
Notes to Financial Statements............................................  F-7
Unaudited Condensed Consolidated Balance Sheets at June 30, 1999 and De-
 cember 31, 1998.........................................................  F-16
Unaudited Condensed Consolidated Statement of Operations for the quarters ended June 30, 1999
 and 1998................................................................  F-17
Unaudited Condensed Consolidated Statement of Cash flows for the quarters ended June 30, 1999
 and 1998................................................................  F-18
Notes to Unaudited Condensed Consolidated Financial Statements...........  F-19
D&L Online, Inc.
Report of Independent Accountants........................................  F-21
Balance Sheets at December 31, 1998 and 1997.............................  F-22
Statements of Earnings for the years ended December 31, 1998 and 1997....  F-23
Statements of Cash Flows for the years ended December 31, 1998 and 1997..  F-24
Statements of Stockholders' Equity for the years ended December 31, 1997 and 1998................................................................  F-25
Notes to Financial Statements............................................  F-26
MicroHouse
Report of Independent Accountants........................................  F-29
Balance Sheet as of December 31, 1998....................................  F-30
Statement of Operations and Comprehensive Loss for the year ended Decem-
 ber 31, 1998............................................................  F-31
Statement of Stockholders' Deficit for the year ended December 31, 1998..  F-32
Statement of Cash Flows for the year ended December 31, 1998.............  F-33
Notes to Financial Statements............................................  F-34
Unaudited Pro Forma Condensed Consolidated Financial Information
Overview.................................................................  F-39
Unaudited Pro Forma Condensed Consolidated Balance Sheet at December 31,
 1998....................................................................  F-40
Unaudited Pro Forma Condensed Consolidated Statement of Operations for
 the year ended
 December 31, 1998.......................................................  F-41
Notes to Unaudited Pro Forma Condensed Consolidated Financial Information
 for the year ended
 December 31, 1998.......................................................  F-42
Unaudited Pro Forma Condensed Consolidated Statement of Operations for
 the three months ended
 June 30, 1999...........................................................  F-44
Notes to Unaudited Pro Forma Condensed Consolidated Financial Information
 for the three months ended June 30, 1999................................  F-45

                       Report of Independent Accountants

To the Board of Directors and Stockholders of EarthWeb Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity, and cash flows present fairly, in all mate-rial respects, the financial position of EarthWeb Inc. at December 31, 1998 and 1997 and the results of its operations and cash flows for the three years in the period ended December 31, 1998 in conformity with generally accepted ac-counting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these fi-nancial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards, which require that we plan and per-form the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presenta-tion. We believe that our audits provide a reasonable basis for our opinion.

                                       PricewaterhouseCoopers LLP

New York, New York
January 21, 1999

                                 EarthWeb Inc.
                                 Balance Sheets

                                                    -------------------------
                                                       As of December 31,
                                                            1998         1997
                                                    ------------  -----------
                      ASSETS:
Current assets:
Cash and cash equivalents.......................... $ 25,292,229  $ 4,775,153
Restricted cash....................................      287,000      512,000
Accounts receivable, net...........................    1,143,681      375,961
Prepaid expenses and other current assets..........      541,686      235,242
Discontinued operations (accounts receivable)......           --      403,052
                                                    ------------  -----------
Total current assets...............................   27,264,596    6,301,408
Fixed assets, net..................................    2,068,752    1,650,828
Intangible assets, net.............................    1,069,220      505,938
Other assets.......................................       74,816       55,674
                                                    ------------  -----------
Total assets....................................... $ 30,477,384  $ 8,513,848
                                                    ============  ===========
       LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
Accounts payable................................... $  1,805,076  $   574,006
Accrued expenses...................................    1,519,807      414,239
Other current liabilities..........................      157,714      552,179
Discontinued operations (accrued expenses).........       76,696      443,527
                                                    ------------  -----------
Total current liabilities..........................    3,559,293    1,983,951
Other liabilities..................................       65,686       85,311
                                                    ------------  -----------
Total liabilities..................................    3,624,979    2,069,262
Commitments and contingencies
Stockholders' equity:
Preferred stock, par value $.01; 2,000,000 autho-
 rized; none issued................................           --           --
Series A Convertible Preferred Stock, par value
 $.01; none and 1,000,000 authorized, none and
 653,111 issued and outstanding....................           --        6,531
Series B Convertible Preferred Stock, par value
 $.01; none and 600,000 authorized, none and
 598,086 issued and outstanding....................           --        5,981
Common stock, par value $.01; 21,750,000 autho-
 rized, 7,903,761 and 2,925,000 issued and out-
 standing..........................................       79,038       29,250
Additional paid in capital.........................   44,582,477   14,715,614
Unearned compensation..............................     (326,562)          --
Treasury stock at cost, 4,713 shares...............     (199,970)          --
Accumulated deficit................................  (17,282,578)  (8,312,790)
                                                    ------------  -----------
Total stockholders' equity.........................   26,852,405    6,444,586
                                                    ------------  -----------
Total liabilities and stockholders' equity......... $ 30,477,384  $ 8,513,848
                                                    ============  ===========

   The accompanying notes are an integral part of these financial statements.

                                 EarthWeb Inc.
                            Statements of Operations

                                         -------------------------------------
                                               Year Ended December 31,
                                                1998         1997         1996
                                         -----------  -----------  -----------
Revenues................................ $ 3,349,165  $ 1,135,141  $   472,109
Cost of revenues........................   2,131,593    1,358,293      314,332
                                         -----------  -----------  -----------
Gross profit (deficit)..................   1,217,572     (223,152)     157,777
                                         -----------  -----------  -----------
Operating expenses:
Product development.....................   1,475,665    1,003,422       68,410
Sales and marketing.....................   4,546,839    1,018,313      252,287
General and administrative..............   3,356,567    2,566,670    1,801,744
Depreciation and amortization...........   1,115,698      892,600      100,859
                                         -----------  -----------  -----------
Total operating expenses................  10,494,769    5,481,005    2,223,300
                                         -----------  -----------  -----------
Loss from operations....................  (9,277,197)  (5,704,157)  (2,065,523)
Interest and other income, net..........     307,409      267,139       61,497
                                         -----------  -----------  -----------
Loss from continuing operations.........  (8,969,788)  (5,437,018)  (2,004,026)
Discontinued operations:
Loss from discontinued operations.......          --   (2,142,934)     (42,255)
Loss on disposal of discontinued opera-
 tions..................................          --     (240,585)          --
                                         -----------  -----------  -----------
Net loss................................ $(8,969,788) $(7,820,537) $(2,046,281)
                                         ===========  ===========  ===========
Basic and diluted net loss per share
 from continuing operations............. $     (2.37) $     (1.86) $     (0.69)
Basic and diluted net loss per share
 from discontinued operations...........          --        (0.81)       (0.01)
                                         -----------  -----------  -----------
Basic and diluted net loss per share.... $     (2.37) $     (2.67) $     (0.70)
                                         ===========  ===========  ===========
Weighted average shares of common stock
 outstanding used in computing
 basic and diluted net loss per share...   3,782,575    2,925,000    2,925,000
                                         ===========  ===========  ===========



   The accompanying notes are an integral part of these financial statements.

                                 EarthWeb Inc.
                            Statements of Cash Flows

                                         -------------------------------------
                                               Year Ended December 31,
                                                1998         1997         1996
                                         -----------  -----------  -----------
Cash flows from operating activities:
Net loss...............................  $(8,969,788) $(7,820,537) $(2,046,281)
Adjustments to reconcile net loss to
 net cash used in operating activities:
Depreciation and amortization..........    1,115,698      892,600      100,859
Charge related to issuance of stock op-
 tions.................................       82,878        5,948           --
Barter transaction.....................           --           --     (257,398)
Reduction of members' receivable.......           --           --      114,389
Provision for doubtful accounts........       42,650       10,505           --
Reserve for discontinued operations....           --      443,527           --
Changes in operating assets and liabil-
 ities:
Accounts receivable....................     (810,370)    (285,287)    (101,179)
Prepaid expenses and other current as-
 sets..................................     (306,444)    (159,321)     (72,571)
Other assets...........................      (19,142)     (32,080)      76,725
Accounts payable and accrued expenses..    2,294,223      364,877      531,815
Other current liabilities..............      (10,767)      89,389           --
Discontinued operations................       36,221     (235,526)     206,409
                                         -----------  -----------  -----------
Net cash used in operating activities..   (6,544,841)  (6,725,905)  (1,447,232)
                                         -----------  -----------  -----------
Cash flows from investing activities:
Purchase of fixed assets...............   (1,147,512)    (954,432)    (598,543)
Acquisitions...........................   (1,310,300)    (811,876)          --
Restricted cash........................      225,000     (512,000)          --
                                         -----------  -----------  -----------
Net cash used in investing activities..   (2,232,812)  (2,278,308)    (598,543)
                                         -----------  -----------  -----------
Cash flows from financing activities:
Proceeds from bridge financing.........           --      500,000      500,000
Proceeds from issuance of preferred
 stock, net............................           --    9,499,998    4,381,096
Proceeds from issuance of common stock,
 net...................................   29,494,699           --           --
Purchase of treasury stock.............     (199,970)          --           --
Contribution from members..............           --           --       58,100
                                         -----------  -----------  -----------
Net cash provided by financing activi-
 ties..................................   29,294,729    9,999,998    4,939,196
                                         -----------  -----------  -----------
Net increase in cash for the period....   20,517,076      995,785    2,893,421
Cash and cash equivalents, beginning of
 period................................    4,775,153    3,779,368      885,947
                                         -----------  -----------  -----------
Cash and cash equivalents, end of peri-
 od....................................  $25,292,229  $ 4,775,153  $ 3,779,368
                                         ===========  ===========  ===========

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
During 1996, the Company received $257,398 of equipment, in lieu of cash, in a transaction in which the Company recorded advertising revenue of the same amount.

During 1996, certain executives of the Company paid expenses on behalf of the Company, in the amount of $114,389, in exchange for the reduction of their mem-bers' receivable amounts.

   The accompanying notes are an integral part of these financial statements.

                                 EarthWeb Inc.
                       Statements of Stockholders' Equity

                                    Convertible
                                  Preferred Stock
                                   Series A and B       Common Stock    Additional   Unearned  Receivable
                        Members  -------------------  ----------------     Paid in    Compen-        from   Accumulated
                  Contributions      Shares   Amount     Shares Amount     Capital     sation      Member       Deficit
                  -------------  ----------  -------  --------- ------ -----------  ---------  ----------  ------------
Balance at
December 31,
1995............     $2,064,000          --  $    --         -- $   -- $        --  $      --   $(172,489) $   (639,638)
Payment of
member
receivable......                                                                                   58,100
Reduction of
member
receivable......                                                                                  114,389
Net loss for the
period January
1, 1996 to
October 25,
1996............                                                                                             (1,554,028)
Effect of
reorganization
(Note 1)........     (2,064,000)                      2,925,000 29,250    (158,916)                           2,193,666
Issuance of
Series A
convertible
preferred
stock...........                    604,288    6,043                     4,375,053
Conversion of
promissory note
for Series A
convertible
preferred
stock...........                     48,823      488                       499,512
Net loss for the
period October
26, 1996 to
December 31,
1996............                                                                                               (492,253)
                  -------------  ----------  -------  --------- ------ -----------  ---------  ----------  ------------
Balance at
December 31,
1996............             --     653,111    6,531  2,925,000 29,250   4,715,649         --          --      (492,253)
Issuance of
Series B
convertible
preferred
stock...........                    568,182    5,682                     9,494,316
Conversion of
promissory note
for Series B
convertible
preferred
stock...........                     29,904      299                       499,701
Issuance of non-
qualified stock
options.........                                                             5,948
Net loss........                                                                                             (7,820,537)
                  -------------  ----------  -------  --------- ------ -----------  ---------  ----------  ------------
Balance at
December 31,
1997............             --   1,251,197   12,512  2,925,000 29,250  14,715,614         --          --    (8,312,790)
Issuance of
common stock....                                      2,536,446 25,364  29,465,517
Exercise of
stock options...                                          2,482     26       3,792
Issuance of non-
 qualified stock
 options........                                                            41,430
Issuance of
 stock options
 below deemed
 fair value for
 accounting
 purposes.......                                                           368,010   (368,010)
Amortization of
deferred
compensation....                                                                       41,448
Conversion of
preferred
stock...........                 (1,251,197) (12,512) 2,439,833 24,398     (11,886)
Purchase of
treasury stock..
Net loss........                                                                                             (8,969,788)
                  -------------  ----------  -------  --------- ------ -----------  ---------  ----------  ------------
Balance at
December 31,
1998............     $       --          --  $    --  7,903,761 79,038 $44,582,477  $(326,562)  $      --  $(17,282,578)
                  =============  ==========  =======  ========= ====== ===========  =========  ==========  ============
                  -----------------
                   Treasury Stock
                  -----------------
                  Shares    Amount        Total
                  ------ ---------- ------------
Balance at
December 31,
1995............      -- $      --  $ 1,251,873
Payment of
member
receivable......                         58,100
Reduction of
member
receivable......                        114,389
Net loss for the
period January
1, 1996 to
October 25,
1996............                     (1,554,028)
Effect of
reorganization
(Note 1)........                             --
Issuance of
Series A
convertible
preferred
stock...........                      4,381,096
Conversion of
promissory note
for Series A
convertible
preferred
stock...........                        500,000
Net loss for the
period October
26, 1996 to
December 31,
1996............                       (492,253)
                  ------ ---------- ------------
Balance at
December 31,
1996............      --        --    4,259,177
Issuance of
Series B
convertible
preferred
stock...........                      9,499,998
Conversion of
promissory note
for Series B
convertible
preferred
stock...........                        500,000
Issuance of non-
qualified stock
options.........                          5,948
Net loss........                     (7,820,537)
                  ------ ---------- ------------
Balance at
December 31,
1997............      --        --    6,444,586
Issuance of
common stock....                     29,490,881
Exercise of
stock options...                          3,818
Issuance of non-
 qualified stock
 options........                         41,430
Issuance of
 stock options
 below deemed
 fair value for
 accounting
 purposes.......
Amortization of
deferred
compensation....                         41,448
Conversion of
preferred
stock...........                             --
Purchase of
treasury stock..   4,713  (199,970)    (199,970)
Net loss........                     (8,969,788)
                  ------ ---------- ------------
Balance at
December 31,
1998............  $4,713 $(199,970) $26,852,405
                  ====== ========== ============


   The accompanying notes are an integral part of these financial statements.

                                 EarthWeb Inc.
                         Notes to Financial Statements

1. The Company

Organization
EarthWeb Inc. (the "Company") was incorporated in the State of New York on April 25, 1996 and subsequently re-incorporated in the State of Delaware on June 17, 1997.

On October 25, 1996, all of the assets and liabilities of EarthWeb LLC were transferred, in a tax-free conversion, to EarthWeb Inc., in exchange for the issuance of 2,925,000 shares of common stock of the Company. This transaction was accounted for as a reorganization of entities under common control, in a manner similar to a pooling of interest.

Business
The Company is a leading provider of Internet-based online services to the in-formation technology ("IT") industry worldwide. Its integrated business-to-business online services address the needs of IT professionals for content, community and commerce.

The Company has sustained net losses and negative cash flows from operations since its inception. The Company's ability to meet its obligations in the or-dinary course of business is dependent upon its ability to establish profit-able operations or raise additional financing through public or private equity financings, collaborative or other arrangements with corporate sources, or other sources of financings to fund operations. During 1998, the Company re-ceived financing of approximately $29,500,000, primarily through an initial public offering of common stock in November 1998.

2. Significant Accounting Policies and Procedures

Revenue Recognition
The Company generates several types of revenue including the following:

Advertising
Advertising revenues are derived from the sale of advertising space on the Company's various online services. Advertising revenues are recognized over the period in which the advertisements are displayed, provided that no signif-icant Company obligations remain and collection of the receivable is reasona-bly assured. Company obligations typically include guarantees of a minimum number of "impressions" (times that an advertisement is viewed by users of the Company's online services over a specified period of time). To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impressions are achieved. For the years ended December 31, 1998, 1997 and 1996, advertising revenues repre-sented approximately 95%, 86% and 100% of gross revenues from continuing oper-ations, respectively.

Revenues from barter transactions are recorded at the lower of the estimated fair value of the advertisements, goods or services received or the estimated fair value of the advertisements given. Revenue from barter transactions (rep-resenting advertisements given) is recognized as income when advertisements are delivered on the Company's Web sites. Barter expense (representing adver-tisements received) is recognized when the Company's advertisements are run on other companies' Web sites, which is typically in the same period when the re-lated barter revenue is recognized. For the years ended December 31, 1998, 1997 and 1996, barter transactions represented 25%, 16% and 55% of total reve-nues from continuing operations, respectively.

Online Product Sales
The Company has various agreements with product manufacturers where publica-tions and software are sold on the Company's Web sites. The Company records the gross revenue earned and the related royalty due to the vendor as cost of revenues when the products are sent electronically to the customers and collectibility is reasonably assured.

Subscription Revenue
The Company offers monthly and yearly subscriptions for ITknowledge.com. Sub-scription revenue is recognized ratably over the life of the subscription. Amounts received for services which have not yet been provided are reflected as deferred revenue in the accompanying balance sheets.

                                 EarthWeb, Inc.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original ma-turities of three months or less to be cash equivalents. Cash that collateralizes certain letters of credit is recorded as restricted cash on the balance sheet (see Note 6).

Concentration of Credit Risk
Substantially all of the Company's excess cash has been invested in highly liq-uid investments. The Company performs ongoing credit evaluations of its custom-ers' financial condition and generally does not require collateral on accounts receivable. The Company maintains allowances for credit losses and such losses have been within management's expectations. The Company's services are provided to customers in several industries worldwide.

Accounts receivable are stated net of allowances for doubtful accounts of ap-proximately $53,000 and $11,000 as of December 31, 1998 and 1997, respectively. Two customers accounted for 31% and 52% of the accounts receivable balance at December 31, 1998 and 1997, respectively. Two customers accounted for 21% of revenues for the year ended December 31, 1998 and one customer accounted for 12% of revenues from continuing operations for the year ended December 31, 1997.

Financial Instruments
The recorded amounts of financial instruments approximate their fair values.

Fixed Assets
Depreciation of equipment, furniture and fixtures and computer software is pro-vided for by the straight-line method over estimated useful lives ranging from three to five years. Amortization of leasehold improvements is provided for over the lesser of the term of the related lease or the estimated useful life of the improvement. The cost of additions and betterments is capitalized, and repairs and maintenance costs are charged to operations in the periods in-curred.

Intangible Assets
Intangible assets, resulting from acquisitions of Web sites and other assets, are being amortized using the straight-line method over three years.

Income Taxes
The Company recognizes deferred taxes by the asset and liability method of ac-counting for income taxes. Under the asset and liability method, deferred in-come taxes are recognized for differences between the financial-statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are estab-lished when necessary to reduce deferred tax assets to the amounts expected to be realized. The primary sources of temporary differences are depreciation and amortization of intangible assets.

Risks and Uncertainties
The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. These risks include the failure to develop and extend the Company's online service brands, the rejection of the Company's services by Web consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertain-ties. In the event that the Company does not successfully implement its busi-ness plan, certain assets may not be recoverable.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of con-tingent assets and liabilities at the date of the financial statements and re-ported amounts of revenues and expenses during the reporting period. Actual re-sults could differ from these estimates. The Company's significant estimates include the useful lives of fixed assets and intangibles and the accounts re-ceivable allowance for doubtful accounts.

                                 EarthWeb, Inc.

Long-Lived Assets
The carrying amount of assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that suggest impair-ment. To date no such impairment has been indicated except as disclosed in Note
3. The Company determines if the carrying amount of a long-lived asset is im-paired based on anticipated undiscounted cash flows before interest. In the event of impairment, a loss is recognized based on the amount by which the car-rying amount exceeds fair value of the asset. Fair value is determined primar-ily using the anticipated cash flows before interest, discounted at a rate com-mensurate with the risk involved.

Net Loss Per Share
In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 replaced primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earn-ings per share excludes any dilutive effect of options, warrants and convert-ible securities. Diluted earnings per share is very similar to fully diluted earnings per share. Basic earnings per share is computed using the weighted-av-erage number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares have been excluded from the computation as their effect is antidilutive for all years. Net loss per share amounts for all periods have been restated to conform to SFAS No. 128 requirements. There were 200,090 and 498,692 options outstand-ing as of December 31, 1997 and 1998 that could potentially dilute earnings per share in the future. Such options were not included in the computation of di-luted loss per share because to do so would have been antidilutive for all pe-riods presented.

The pro forma net loss per share is computed by dividing the net loss by the sum of the weighted average number of shares of common stock including the shares issued as a result of the assumed conversion of all outstanding shares of Convertible Preferred Stock.

                                                                    ----------
                                                                          1998
                                                                    ----------
     Pro forma basic and diluted net loss per share...............  $    (1.53)
     Shares used in computing pro forma basic and diluted net loss
      per share...................................................   5,880,467

Stock Split
The company authorized and implemented a 0.65-for-one reverse stock split in connection with the initial public offering of the Company's common stock on November 10, 1998. All references to the number of shares of common stock have been retroactively restated in the financial statements to reflect the effect of this transaction.

Comprehensive Income
The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" in 1998. SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as de-fined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are re-quired to be reported in comprehensive income.

Segments
The Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1998. This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclo-sures about products and services, geographic areas and major customers. The Company has determined that it does not have any separately reportable business segments as of December 31, 1998.

Recent Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Soft-ware Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effec-tive for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or ob-tained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company does not expect the adoption of this standard to have a material effect on the Company's capitalization policy.

                                 EarthWeb, Inc.

In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the finan-cial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As the Company has expensed these costs historically, the adoption of this standard is not expected to have a significant impact on the Company's results of opera-tions, financial position or cash flows.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. As the Company does not currently engage or plan to engage in derivative or hedging activities there will be no impact to the Company's results of operations, financial position or cash flows upon the adoption of this standard.

3. Acquisitions

In August 1997, the Company acquired certain assets related to the Java Applet Rating Service ("JARS") Web site. The total cost of the acquisition was $1,261,876 including legal and other professional costs. As of December 31, 1997, there was a payable of $450,000 related to this acquisition that was paid by August 1998. The Company has also entered into a four year consulting agree-ment with the seller of JARS where the Company is obligated to pay a consulting fee of $180,000 per year.

The cost of the JARS acquisition was allocated to certain assets based upon their estimated fair values as follows:

                                                                      ----------
     Intangible assets............................................... $1,011,876
     Capitalized software............................................    230,000
     Fixed assets....................................................     20,000
                                                                      ----------
                                                                      $1,261,876
                                                                      ==========

At December 31, 1997 the Company recorded a charge of approximately $337,000 related to an impairment of the intangible assets acquired in the JARS acquisi-tion to reflect the fair value of the remaining asset.

During 1998, the Company acquired several Web sites. In February 1998, the Com-pany acquired the companion Web sites htmlgoodies.com and javagoodies.com. In April 1998, the Company acquired intranetjournal.com. In May 1998, the Company acquired javascripts.com. In July 1998, the Company acquired substantially all of the assets and properties of the Web site datamation.com. In conjunction with the acquisition of datamation.com, the Company also licensed, on a non-ex-clusive, fully paid basis from the seller, the right to use certain customer lists for the purposes of marketing the Company's products and services. The aggregate cost of these web site acquisitions totaled approximately $949,000, approximately $89,000 of which is payable over the next year.

Amortization expense of intangible assets resulting from acquisitions totaled $404,000 and $506,000 in the years ended December 31, 1998 and 1997, respec-tively.


4. Discontinued Operations

In November 1997, the Company formalized its plan to discontinue its profes-sional services and software products divisions. Accordingly, operating results have been reclassified and reported in discontinued operations.

                                 EarthWeb, Inc.

Operating results of the discontinued operations are as follows:

                       -------------------------------------------------------
                             Professional    Software
                       Total     Services    Products        Total       Total
                        1998         1997        1997         1997        1996
                       ----- ------------ -----------  -----------  ----------
Revenues..............    --  $2,303,813  $   476,170  $ 2,779,983  $1,192,378
Expenses..............    --   1,361,046    3,802,456    5,163,502   1,234,633
                       ----- ------------ -----------  -----------  ----------
Net income (loss).....    --  $  942,767  $(3,326,286) $(2,383,519) $  (42,255)
                       ===== ============ ===========  ===========  ==========

Assets and liabilities of the discontinued operations are as follows at Decem-ber 31:

                                        --------------------------------------
Accounts receivable.................... $     --  $253,052 $ 150,000  $403,052
Accrued expenses.......................   76,696   103,585   339,942   443,527
                                        --------  -------- ---------  --------
Net assets (liabilities)............... $(76,696) $149,467 $(189,942) $(40,475)
                                        ========  ======== =========  ========

5. Fixed Assets

Property and equipment consist of the following:

                                                      -------------------------
                                                      December 31, December 31,
                                                              1998         1997
                                                      ------------ ------------
   Computer equipment and software...................  $2,348,249   $1,753,627
   Furniture and fixtures............................     499,425      321,818
   Leasehold improvements............................     635,627      291,311
                                                      ------------ ------------
                                                        3,483,301    2,366,756
   Less, accumulated depreciation and amortization...   1,414,549      715,928
                                                      ------------ ------------
                                                       $2,068,752   $1,650,828
                                                      ============ ============

Depreciation and amortization for the years ended December 31, 1998, 1997 and 1996 totaled approximately $699,000, $529,000 and $101,000, respectively.

6. Commitments and Contingencies

Leases
The Company leases office space in New York, under non-cancelable operating leases expiring at various dates through January 2008. Future minimum lease payments under non-cancelable operating leases as of December 31, 1998 are as follows:

                                                                      ----------
                                                                       Operating
                                                                          Leases
                                                                      ----------
     1999............................................................ $1,018,000
     2000............................................................    961,000
     2001............................................................    859,000
     2002............................................................    744,000
     2003 and thereafter.............................................  4,095,000
                                                                      ----------
       Total......................................................... $7,677,000
                                                                      ==========

Rent expense was approximately $323,000, $278,000 and $183,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

Letter of Credit
As of December 31, 1998, the Company has a $287,000 standby letter of credit to collateralize its principal facility lease agreement. Restricted cash collateralizes such standby letter of credit.

                                 EarthWeb, Inc.

Litigation
The Company is subject to legal proceedings and claims which arise in the ordi-nary course of its business. The Company does not believe that an adverse out-come of any proceeding would have a material effect on the Company's financial position or results of operations.

7. Stockholders' Equity

Common Stock
In June 1998, the Company issued 436,446 shares of Common Stock to EarthWeb LLC through a private placement, in consideration of net proceeds of $3,719,000. In November 1998, the Company completed its initial public offering of 2,100,000 shares of common stock at a price of $14.00 a share. The total net proceeds to the Company from the IPO were approximately $25,770,000.

Preferred Stock
On October 25, 1996, the Company issued 653,111 shares of Series A Convertible Preferred Stock ("Series A") through a private placement, in consideration of net proceeds to the Company of $4,881,096, inclusive of the conversion of a $500,000 promissory note.

In June 1997, the Company issued 598,086 shares of Series B Convertible Pre-ferred Stock ("Series B") through a private placement, in consideration of net proceeds of $9,999,998, inclusive of the conversion of a $500,000 promissory note.

As of the closing date of the initial public offering, all shares of Convert-ible Preferred Stock were converted into 2,439,833 shares of common stock.

Stock Option Plan
During October 1996, the Company adopted the 1996 Amended and Restated Stock Option Plan (the "1996 Plan") under which incentive stock options or non-qualified stock options to purchase common stock may be granted to eligible employees.

In November 1998, the Board of Directors adopted the Company's 1998 Plan (the "1998 Plan"). The Company has reserved 375,000 shares of Common Stock for issu-ance under the 1998 Plan, plus an annual increase to be added on the first day of the Company's fiscal year beginning in 2000 equal to two percent (2%) of the number of shares outstanding as of such date or a lesser number of shares de-termined by the Compensation Committee. A summary of the status of the Company's Plans, as amended, as of December 31, 1997 and 1998, and changes dur-ing the years ended December 31, 1997 and 1998 are presented below:

                                                        ---------------------
                                                                      Weighted
                                                                       Average
                                                            Option    Exercise
                                                            Shares       Price
                                                        ---------   ---------
   Options outstanding--January 1, 1997
   Opening balance.....................................         --
   Granted.............................................    217,568  $     2.40
   Cancelled...........................................    (17,478)       1.54
                                                        ---------
   Options outstanding--December 31, 1997..............    200,090        2.49
   Granted.............................................    363,925        5.14
   Exercised...........................................     (2,732)       1.54
   Cancelled...........................................    (58,120)       2.51
   Expired.............................................     (4,201)       1.64
                                                        ---------
   Options outstanding--December 31, 1998..............    498,962        4.43
                                                        =========
   Options exercisable at December 31, 1998............    108,813
   Options exercisable at December 31, 1997............         --
   Weighted average fair value of options granted
    during 1998........................................   $   0.97
   Weighted average fair value of options granted
    during 1997........................................   $   0.75

                                 EarthWeb, Inc.

The following table summarizes information about stock options outstanding at December 31, 1998:

                      ---------------------------------------------------------
                                    Options Outstanding    Options Exercisable
                                  ---------------------  ---------------------
                                     Weighted
                                      Average   Weighted               Weighted
                                    Remaining    Average                Average
Range of                   Shares Contractual   Exercise      Shares   Exercise
Exercise Prices       Outstanding        Life      Price Exercisable      Price
---------------       ----------- ----------- ---------  ----------- ---------
$1.54-1.54...........      45,840         5.1       1.54      20,179       1.54
 2.77-3.23...........     361,472         6.0       3.08      75,385       3.07
 6.15-8.57...........      10,400         6.3       7.74       1,559       7.74
 10.00-13.00.........      81,250         6.7      11.62      11,690      11.63
                      -----------                        -----------
 ....................     498,962                            108,813
                      ===========                        ===========

Options generally vest over a period of four years, however, 15% of all unvested options automatically vested at the date of the initial public offer-ing. At December 31, 1998, the Company had reserved 900,000 shares of common stock for the exercise of options.

The option plan also provides for the issuance of stock appreciation rights and restricted stock awards under which shares of common stock may be issued to el-igible employees. No such awards have been made.

Stock-Based Compensation
The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock-Issued to Employees" and related interpretations in accounting for its stock option issuances. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock option issuances been determined based on the fair value at the grant date for awards in 1998 and 1997 consistent with the provi-sions of SFAS No. 123, the Company's net loss would have been adjusted to the pro forma amounts indicated below.

                                                   ---------------------------
                                                   December 31,   December 31,
                                                           1998           1997
                                                   ------------   ------------
   Net loss--as reported..........................  $(8,969,788)   $(7,820,537)
   Net loss--pro forma............................  $(9,022,961)   $(7,860,720)
   Basic net loss per share--as reported..........  $     (2.37)   $     (2.67)
   Basic net loss per share--pro forma............  $     (2.39)   $     (2.69)

The fair value of each option grant is estimated on the date of the grant using the "Black-Scholes option-pricing model" with the following weighted average assumptions used for grants for the years ended December 31, 1998 and 1997; zero dividend yield; no volatility (all options were issued prior to the effec-tiveness of the IPO); a weighted average risk-free interest rate of 5.34% and 6.90%, respectively; and expected lives of 4 and 5 years, respectively.

During the year ended December 31, 1998, the Company issued stock options with strike prices below the then fair market value and, as a result, recorded de-ferred compensation of approximately $368,000. Deferred compensation is amor-tized over the four-year vesting period of the options. As of December 31, 1998, compensation cost of approximately $41,000 has been recognized.

1998 Employee Stock Purchase Plan
The Company's 1998 Employee Stock Purchase Plan (the "Stock Purchase Plan") was approved by the Board of Directors in November 1998. The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code in order to provide employees of the Company with an opportunity to purchase Common Stock through payroll deductions. An aggregate of 159,000 shares of the Company's Common Stock has been reserved for issuance under the Stock Purchase Plan and is available for purchase thereunder, plus an annual increase to be added on the first day of

                                 EarthWeb, Inc.

the Company's fiscal year beginning in 2000 equal to the lesser of (i) 400,000 shares, (ii) two percent (2%) of the outstanding shares on such date or (iii) a lesser number of shares determined by the Compensation Committee. At December 31, 1998, employee contributions to the Plan were approximately $66,000, which will purchase shares of common stock on July 31, 1999.

8. Income Taxes

The components of the net deferred tax asset as of December 31, 1998 and 1997 consists of the following:

                                                   -------------------------
                                                          1998          1997
                                                   -----------   -----------
   Operating loss carryforward....................  $ 7,328,880   $ 3,325,050
   Depreciation of fixed assets and amortization
    of intangibles................................       13,856       254,250
                                                   -----------   -----------
   Net deferred tax asset.........................    7,342,736     3,579,300
   Less, Valuation allowance......................   (7,342,736)   (3,579,300)
                                                   -----------   -----------
   Deferred tax asset.............................  $        --   $        --
                                                   ===========   ===========

The difference between the Company's U.S. federal statutory rate of 35%, as well as its state and local rate, net of a federal benefit of 7%, when compared to its effective rate of 0% is principally comprised of its valuation allow-ance.

As of December 31, 1998, the Company has a net operating loss carryforward for Federal income tax purposes of approximately $16,300,000. The carryforwards will begin to expire in 2011 if not used. The net deferred tax asset has been fully reserved due to the uncertainty of the Company's ability to realize this asset in the future.

9. Employee Savings Plan

The Company has a savings plan (the "Savings Plan") that qualifies as a de-ferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. For the years ended December 31, 1998 and 1997, the Company did not contribute to the Savings Plan.

10. Subsequent Events (unaudited)

In February 1999, the Company completed the acquisition of D&L Online, Inc. which operates dice.com, a leading online job posting service for information technology professionals. The total purchase price was approximately $35.0 mil-lion. The consideration paid by EarthWeb to acquire D&L Online consisted of (a) $7.0 million in cash, $4.0 million of which was paid at closing, with the bal-ance payable over the next year in two installments, (b) 577,778 shares of EarthWeb common stock, valued at $26.0 million, based upon the average stock price of approximately $45.00 from January 26, 1999 through February 9, 1999 and (c) additional future "earnout" payments, based on the performance of the surviving entity in the merger and related businesses, in the form of EarthWeb common stock and/or cash with an aggregate value of up to $12.0 million, of which such amounts are payable over a period of 3 years based on achievement of certain revenue targets. Under the terms of the agreement and a related escrow agreement, an aggregate of 57,778 shares of such EarthWeb common stock will be held in escrow for 18 months for the purpose of indemnifying the Company against certain liabilities of dice.com and its stockholders. The amount of consideration paid by EarthWeb was reached through arm's length negotiations and was funded through the issuance of EarthWeb common stock and from the pro-ceeds of EarthWeb's initial public offering. The fair value of the options of approximately $733,000 was determined using the Black-Scholes options pricing model. The following assumptions were used in the options pricing model: stock price of $45.00, exercise price of $32.05, term of 3 years, risk free rate of interest of 5%, 50% volatility and a dividend yield of 0%.

In February 1999, the Company acquired gocertify.com, which provides users with information on technical certification programs. In March 1999, the Company ac-quired substantially all the assets of The Perl Journal, a leading technical publication for developers using the Perl programming language, and the related Web site TPJ.com. The aggregate purchase price of both acquisitions was $980,000, of which $750,000 is payable through March 2000 in the form of common stock or cash. The consideration paid also consists of additional future pay-ments, based on performance, in the form of cash or stock, with an aggregate value of up to $500,000.

                                 EarthWeb, Inc.

In March 1999, EarthWeb Inc. acquired MicroHouse International, Inc. for con-sideration of approximately $9 million. In addition, EarthWeb assumed approxi-mately $1.7 million in MicroHouse debt as part of the acquisition. The consid-eration paid by EarthWeb to acquire all of the capital stock of MicroHouse con-sisted of (a) $1.6 million in cash, $1.0 million of which was paid at closing, with $500,000 and $95,000 of the balance payable on July 19, 1999 and April 1, 2000, respectively, (b) 50,856 shares of EarthWeb common stock delivered at closing, valued at $2.2 million, based upon a stock price of $43.14 of which 48,314 shares were delivered to the sellers and the balance were delivered to Ascent Partners, Inc. as a fee in connection with the acquisition and (c) prom-issory note in the aggregate amount of approximately $5.0 million convertible into 126,475 shares of common stock on March 20, 2000 (collectively, the "Prom-issory Notes"). The beneficial conversion feature related to the convertible note payable of approximately $482,000, represents the difference between the average share price from March 17, 1999 to March 23, 1999 of $43.14 and their negotiated conversion price of $39.33. This beneficial conversion feature will be amortized over the one-year life of the note payable as a non-cash interest expense. The note is not convertible prior to March 20, 2000. The amount of consideration paid by EarthWeb was funded through the issuance of EarthWeb com-mon stock and the Promissory Notes, and from the proceeds of EarthWeb's initial offering.

These acquisitions will be accounted for using the purchase method of account-ing. The results of operations for each will be included with those of the Com-pany for periods subsequent to the date of each acquisition.

                                 EarthWeb Inc.
                     Condensed Consolidated Balance Sheets
                            unaudited, in thousands

                                                        ----------------------
                                                        June 30,  December 31,
                                                            1999          1998
                                                        --------  ------------
ASSETS:
Current assets:
  Cash and cash equivalents............................ $ 36,345      $ 25,292
  Restricted cash......................................      287           287
  Accounts receivable, net.............................    3,415         1,144
  Prepaid expenses and other current assets............      470           542
                                                        --------  ------------
    Total current assets...............................   40,517        27,265
  Fixed assets, net....................................    3,797         2,069
  Goodwill and intangible assets, net..................   44,966         1,069
  Other assets.........................................      535            74
                                                        --------  ------------
    Total assets....................................... $ 89,815      $ 30,477
                                                        ========  ============
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Accounts payable..................................... $  2,060      $  1,805
  Accrued expenses.....................................    7,393         1,520
  Other current liabilities............................    6,655           234
  Short-term portion of notes payable..................      704            --
                                                        --------  ------------
    Total current liabilities..........................   16,812         3,559
                                                        --------  ------------
Convertible note payable, net of discount..............    4,627            --
Other liabilities......................................    2,163            66
                                                        --------  ------------
    Total liabilities..................................   23,602         3,625
                                                        --------  ------------
Commitments and contingencies..........................       --            --
Stockholders' equity
  Common stock, par value $.01; 21,750,000 authorized,
   9,396,825 and 7,903,761 issued and outstanding......       94            79
  Additional paid in capital...........................  100,344        44,582
  Unearned compensation................................     (754)         (326)
  Treasury stock, at cost 4,713 shares.................     (200)         (200)
  Accumulated deficit..................................  (33,271)      (17,283)
                                                        --------  ------------
  Total stockholders' equity...........................   66,213        26,852
                                                        --------  ------------
  Total liabilities and stockholders equity............ $ 89,815      $ 30,477
                                                        ========  ============


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                 EarthWeb Inc.
                Condensed Consolidated Statements of Operations
                 unaudited, in thousands except per share data

                              -----------------------------------------------
                                                            Six months ended
                              Three months ended June 30,       June 30,
                                       1999           1998      1999     1998
                              -------------  -------------  --------  -------
Revenues..................... $       7,199  $         666  $ 10,931  $   974
Cost of revenues.............         2,587            398     4,066      793
                              -------------  -------------  --------  -------
Gross profit.................         4,612            268     6,865      181
                              -------------  -------------  --------  -------
Operating expenses:
  Product development........           879            310     1,616      556
  Sales and marketing........         6,724            477    11,911      810
  General and administra-
   tive......................         3,031            726     4,629    1,332
  Depreciation...............           365            174       611      349
  Amortization...............         2,948             70     4,479      128
                              -------------  -------------  --------  -------
    Total operating ex-
     penses..................        13,947          1,757    23,246    3,175
                              -------------  -------------  --------  -------
Loss from operations.........        (9,335)        (1,489)  (16,381)  (2,994)
Interest and other income,
 net.........................           159             30       393       78
                              -------------  -------------  --------  -------
Net loss..................... $      (9,176) $      (1,459) $(15,988) $(2,916)
                              =============  =============  ========  =======
Basic and diluted net loss
 per share................... $       (1.02) $       (0.50) $  (1.85) $ (1.00)
                              =============  =============  ========  =======
Weighted average shares of
 common stock used in
 computing basic and diluted
 net loss per share..........         9,006          2,931     8,651    2,928
                              =============  =============  ========  =======




  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                 EarthWeb Inc.
                Condensed Consolidated Statements of Cash Flows
                            unaudited, in thousands

                                                             -----------------
                                                            Six Months ended
                                                                June 30,
                                                                 1999     1998
                                                             --------  -------
Cash flows from operating activities:
  Net loss.................................................  $(15,988) $(2,916)
Adjustments to reconcile net loss to net cash used in oper-
 ating activities:
  Depreciation.............................................       611      349
  Amortization.............................................     4,479      128
  Provision for doubtful accounts..........................       124        7
  Unrealized gain on securities............................        29       --
  Charge related to issuance of stock options..............       603       --
  Interest expense on convertible note.....................       135       --
Changes in operating assets and liabilities:
  Accounts receivable......................................      (977)    (205)
  Prepaid expenses and other current assets................       207       78
  Other assets.............................................       (96)     364
  Accounts payable and accrued expenses....................     2,511      (53)
  Other current liabilities................................    (1,232)    (272)
  Other liabilities........................................       713       --
                                                             --------  -------
Net cash used in operating activities:.....................    (6,417)  (2,520)
                                                             --------  -------
Cash flows from investing activities:
  Purchase of fixed assets.................................    (1,394)    (252)
  Payments for acquisitions................................    (5,773)    (494)
  Purchase of investment securities........................      (344)      --
  Restricted cash..........................................        --      145
                                                             --------  -------
Net cash used in investing activities......................    (7,511)    (601)
                                                             --------  -------
Cash flows from financing activities:
  Payment on note payable..................................      (389)
  Proceeds from issuance of common stock, net..............    25,370    3,103
                                                             --------  -------
Net cash provided by financing activities..................    24,981    3,103
                                                             --------  -------
Net change in cash and cash equivalents for the period.....    11,053      (18)
Cash and cash equivalents, beginning of period.............    25,292    4,775
                                                             --------  -------
Cash and cash equivalents, end of period...................  $ 36,345  $ 4,757
                                                             ========  =======



  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                 EarthWeb Inc.
              Notes To Condensed Consolidated Financial Statements
                                  (Unaudited)

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Arti-cle 10 of Regulation S-X. Accordingly, they do not include all of the informa-tion and footnotes required by generally accepted accounting principles for an-nual financial statements. In the opinion of management, all adjustments (con-sisting only of normal recurring accruals) considered necessary for a fair pre-sentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The following information should be read in conjunction with the finan-cial statements and notes thereto included in EarthWeb's annual report for the year ended December 31, 1998.

2. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial state-ments and accompanying notes. Actual results could differ from these estimates.

3. Business Combinations

In February 1999, EarthWeb Inc. (EarthWeb or the Company) acquired D&L Online, Inc. (D&L Online) for a total base purchase price of approximately $35 million in the form of cash and stock. Included in the consideration paid by EarthWeb was additional future "earnout" payments, based on the performance of the sur-viving entity in the merger and related businesses, in the form of EarthWeb common stock and/or cash with an aggregate value of up to $12.0 million. In March 1999, EarthWeb acquired MicroHouse International (MicroHouse) for approx-imately $9 million in the form of cash, stock and a convertible note payable. In addition, EarthWeb assumed $1.7 million in debt as part of the acquisition. The following unaudited pro forma summary presents consolidated results of op-erations for the Company as if the acquisitions of D&L Online and MicroHouse had been consummated on January 1, 1998. The unaudited pro forma information does not necessarily reflect the results that would have been achieved, nor is it necessarily indicative of future consolidated results of the Company.

                                                            Six months ended
                                                            ------------------
                                                            June 30,  June 30,
                                                            --------  --------
                                                                1999      1998
                                                            --------  --------
                                                              In thousands
                                                               except per
                                                               share data
      Revenues............................................. $ 13,012   $ 5,954
      Net loss............................................. $(17,718)  $(8,701)
      Basic and diluted loss per share..................... $  (2.02)  $ (2.45)
      Weighted average of common stock outstanding.........    8,774     3,557

Pro forma adjustments include: (i) amortization of goodwill and other intangi-ble assets over a weighted average of 4.5 years and 4 years for D&L Online and MicroHouse, respectively, (ii) adjustment related to D&L Online's S corporation distribution which was recorded as compensation expense that will not be in-curred in the future, as well as to record the associated tax charge which does not assume the utilization of EarthWeb's net operating loss carryforwards,
(iii) adjustment to record compensation expense related to options issued to MicroHouse employees to purchase common stock at an exercise price below the fair market value of the EarthWeb common stock at the date of grant, (iv) ad-justment to reflect the accretion of the discount on the convertible note is-sued in the connection with the acquisition of MicroHouse, and (v) adjustment of the weighted average shares of common stock outstanding used in the calcula-tion of earnings per share to reflect shares issued in connection with the ac-quisitions of D&L Online and MicroHouse.


4. Sale of Common Stock

  On May 7, 1999, the Company completed a secondary public offering of 1,300,000 shares of Common Stock at an offering price of $37.00 per share, of which 750,000 shares were sold by the Company and 550,000 shares were sold by selling stockholders. Proceeds to the Company, net of issuance costs, were ap-proximately $25.4 million. The Company expects to use the net proceeds for gen-eral corporate purposes, including expansion of sales and marketing capabili-ties, possible strategic acquisitions or investments, international expansions, technical upgrades of internal systems and working capital requirements.

                                EarthWeb, Inc.

5. Subsequent Events

  In July 1999, EarthWeb acquired the website SysOpt.com, an online service which provides information on computer hardware products. In August 1999, EarthWeb acquired the website Codeguru.com, an online service for Windows pro-grammers. The aggregate base purchase price for both was approximately $12.0 million, payable in the form of common stock, cash and a convertible note pay-able. Additional consideration in the form of cash or stock, with an aggregate value of up to approximately $6 million may be required to be paid if certain contingencies are met. Such amounts would be payable through 2002.

                       Report of Independent Accountants

To the Board of Directors of
D&L Online, Inc.:

In our opinion, the accompanying balance sheets present fairly, in all material respects, the financial position of D&L Online, Inc. as of December 31, 1998 and 1997, and the related statements of earnings, stockholders' equity and cash flows for each of the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these fi-nancial statements based on our audits. We conducted our audits of these state-ments in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and signifi-cant estimates made by management, and evaluating the overall financial state-ment presentation. We believe that our audits provide a reasonable basis for our opinion.

                                       PricewaterhouseCoopers LLP

Omaha, Nebraska
January 22, 1999

                                D&L Online, Inc.
                                 Balance Sheets

                                                          ---------------------
                                                             As of December 31,
                                                                1998       1997
                                                          ---------- ----------
ASSETS
Current assets:
  Cash and cash equivalents.............................. $  319,870 $  268,213
  Accounts receivable, net of allowance for bad debts of
   $48,664 in 1998.......................................    592,968    348,593
                                                          ---------- ----------
    Total current assets.................................    912,838    616,806
  Fixed assets, net......................................    504,534    435,967
  Other assets...........................................     45,751     25,598
                                                          ---------- ----------
    Total assets......................................... $1,463,123 $1,078,371
                                                          ========== ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accrued expenses and accounts payable.................. $  427,077 $  518,292
  Deferred revenue.......................................    329,029     82,527
  Notes payable..........................................    470,000    276,940
                                                          ---------- ----------
    Total current liabilities............................  1,226,106    877,759
Commitments and contingencies
Stockholders' equity:
  Common stock, par value $1 per share; 3,000,000 shares
   authorized, 1,000 shares issued and outstanding.......      1,000      1,000
  Additional paid-in capital.............................      7,433      7,433
  Retained earnings......................................    228,584    192,179
                                                          ---------- ----------
    Total stockholders' equity...........................    237,017    200,612
                                                          ---------- ----------
    Total liabilities and stockholders' equity........... $1,463,123 $1,078,371
                                                          ========== ==========



   The accompanying notes are an integral part of these financial statements.

                                D&L Online, Inc.
                             Statements of Earnings

                                                       -----------------------
                                                        Year ended December 31,
                                                              1998        1997
                                                       ----------- -----------
Revenues.............................................. $ 7,736,921 $ 3,673,107
Cost of revenues......................................   1,072,537     781,490
                                                       ----------- -----------
    Gross profit......................................   6,664,384   2,891,617
Operating expenses:
  Sales and marketing.................................   2,287,447     926,197
  General and administrative..........................   4,140,265   1,762,129
  Depreciation and amortization.......................     208,297     156,162
                                                       ----------- -----------
    Total operating expenses..........................   6,636,009   2,844,488
                                                       ----------- -----------
Operating income......................................      28,375      47,129
Interest and other income (expense), net..............       8,030     (17,929)
                                                       ----------- -----------
Net earnings.......................................... $    36,405 $    29,200
                                                       =========== ===========



   The accompanying notes are an integral part of these financial statements.

                                D&L Online, Inc.
                            Statements of Cash Flows

                                                      ------------------------
                                                      Year ended December 31,
                                                             1998         1997
                                                      -----------  -----------
Cash flows from operating activities:
 Net income.......................................... $    36,405  $    29,200
 Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Depreciation and amortization......................     208,297      156,162
  Gain on sale of fixed assets.......................      (6,251)          --
  Non cash compensation expense......................     300,000      110,000
  Allowance for doubtful accounts....................      48,664           --
  Changes in operating assets and liabilities:
   Accounts receivable...............................    (293,039)    (215,988)
   Other assets......................................     (20,153)     (17,811)
   Accounts payable and accrued expenses.............     (91,215)     328,422
   Deferred revenue..................................     246,502       75,128
                                                      -----------  -----------
    Net cash provided by operating activities........     429,210      465,113
                                                      -----------  -----------
Cash flows from investing activities:
 Purchase of fixed assets............................    (306,797)    (274,482)
 Proceeds from sale of fixed assets..................      36,184           --
                                                      -----------  -----------
    Net cash used in investing activities............    (270,613)    (274,482)
                                                      -----------  -----------
Cash flows from financing activities:
 Stockholder distributions...........................          --      (40,000)
 Payments on notes payable...........................    (106,940)     (97,438)
                                                      -----------  -----------
    Net cash used in financing activities............    (106,940)    (137,438)
                                                      -----------  -----------
    Net increase in cash for the period..............      51,657       53,193
Cash and cash equivalents, beginning of period.......     268,213      215,020
                                                      -----------  -----------
Cash and cash equivalents, end of period............. $   319,870  $   268,213
                                                      ===========  ===========
Supplemental disclosure of cash flow information:
Interest paid........................................ $    14,173  $    23,599


   The accompanying notes are an integral part of these financial statements.

                                D&L Online, Inc.
                       Statements of Stockholders' Equity

                                    ------------------------------------------
                                                 Additional
                                                      Paid- Retained
                                    Common Stock in Capital Earnings     Total
                                    ------------ ---------- --------  --------
Balance at December 31, 1996.......       $1,000     $7,433 $202,979  $211,412
Net earnings.......................           --         --   29,200    29,200
Stockholder distributions..........           --         --  (40,000)  (40,000)
                                    ------------ ---------- --------  --------
Balance at December 31, 1997.......        1,000      7,433  192,179   200,612
Net earnings.......................           --         --   36,405    36,405
                                    ------------ ---------- --------  --------
Balance at December 31, 1998.......       $1,000     $7,433 $228,584  $237,017
                                    ============ ========== ========  ========




   The accompanying notes are an integral part of these financial statements.

                                D&L Online, Inc.
                         Notes to Financial Statements

1. The Company

D&L Online, Inc. (the "Company") was incorporated in the State of Iowa on No-vember 26, 1991. The Company maintains a job search Web site for computer pro-fessionals. This Web site is offered to professional recruiters, who, for a monthly fee, are given access to post job listings for programmers, software engineers, system administrators, Web developers, hardware engineers, and oth-ers involved in high technology industries.

2. Significant Accounting Policies and Procedures

Revenue Recognition
Advertising revenues from Web site postings are recognized over the period the ads are displayed.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original ma-turities of three months or less to be cash equivalents.

Financial Instruments
The recorded amounts of financial instruments approximate their fair value.

Fixed Assets
Depreciation of computer equipment, furniture and fixtures and computer soft-ware is provided for by the straight-line method over the estimated useful life ranging from three to five years. Amortization of leasehold improvements is provided for over the lesser of the term of the related lease or the estimated useful life of the improvement. The cost of additions and betterments is capi-talized and repairs and maintenance costs are charged to operations in the pe-riods incurred.

Income Taxes
The Company has elected Subchapter S corporation status and as such, substan-tially all income tax liabilities are the responsibility of the stockholders.

Risks and Uncertainties
The Company and its prospects are subject to the risks, expenses and uncertain-ties frequently encountered by companies in the new and rapidly evolving mar-kets for Internet products and services. These risks include the failure to develop and extend the Company's online service brands, the rejection of the Company's services by Web consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. In the event that the Com-pany does not successfully implement its business plan, certain assets may not be recoverable.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of con-tingent assets and liabilities at the date of the financial statements and re-ported amounts of revenue and expenses during the reporting period. Actual re-sults could differ from these estimates.

Long-Lived Assets
The carrying value of assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that suggest impair-ment. To date, no such impairment has been indicated. Should there be an im-pairment in the future, the Company will determine the impairment based on a comparison of recorded amounts to the expected future cash flows from the im-paired assets. The cash flow estimates will contain management's best esti-mates, using appropriate and customary assumptions and projections at the time.

                               D & L Online, Inc.

3. Fixed Assets

Fixed assets consists of the following:

                                                              -----------------
   Computer equipment and software........................... $549,793 $470,054
   Furniture and fixtures....................................  299,945  159,638
   Leasehold improvements....................................   95,186   95,186
                                                              -------- --------
                                                               944,924  724,878
   Less accumulated depreciation and amortization............  440,390  288,911
                                                              -------- --------
                                                              $504,534 $435,967
                                                              ======== ========

Depreciation and amortization for the years ended December 31, 1998 and 1997 totaled $208,297 and $156,162, respectively.

4. Commitments and Contingencies

The Company leases office space under non-cancelable operating leases expiring at various dates through 2002. Future minimum lease payments under non-cancel-able operating leases as of December 31, 1998 are as follows:

                                                                        --------
   1999................................................................ $144,939
   2000................................................................  161,210
   2001................................................................  145,321
   2002................................................................   15,000
                                                                        --------
     Total............................................................. $466,470
                                                                        ========

Rent expense was $146,018 and $112,560 for the years ended December 31, 1998 and 1997, respectively.

5. Employee Savings Plan

The Company has a savings plan (the "Savings Plan") that qualifies as a de-ferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 35% of the first 10% contributed by each employee. The Company's contributions totaled $22,229 and $21,727 for the years ended Decem-ber 31, 1998 and 1997, respectively.

6. Notes Payable

Notes payable represent amounts due under the following:

                                                             -----------------
                                                                 1998     1997
                                                             -------- --------
   Term loan payable to bank. Paid off in 1998.............. $     -- $106,940
   8% unsecured notes payable to stockholders of the Compa-
    ny......................................................  470,000  170,000
                                                             -------- --------
                                                             $470,000 $276,940
                                                             ======== ========

The notes payable to stockholders of the Company have no set maturity dates or repayment provisions and as such, are reflected as current debt. These notes represent cumulative non cash compensation payable to the stockholders of the Company.

                               D & L Online, Inc.

7. Stock Option Program

The Company has implemented a stock option program effective as of December 31, 1998. Total stock to be offered under this program will not exceed 100 shares. On December 31, 1998, the Company granted options to purchase 50 shares of com-mon stock. These options, which have an exercise price of $23,500 per share, vest 25% per year beginning December 31, 1999 through December 31, 2002. The unexercised portion of the options expire December 31, 2008. No options have been exercised through December 31, 1998.

The Company has adopted the disclosure-only provisions of Statement of Finan-cial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plan. Net earnings for 1998 would have remained as reported had compensation cost been determined based on the fair value at the grant date for the 1998 award, as the options were granted on December 31, 1998. The fair value of each option at the date of grant was $11,690. The fair value of the stock options was estimated using the Black-Scholes option pricing method with the following assumptions: risk-free interest rate of 7%; zero dividend yield; and expected option life of 10 years.

8. Related Party Transactions

Included in general and administrative expenses is compensation paid to the stockholders of the Company. These salaries and bonuses totaled $3,200,000 and $1,161,538 for the years ended December 31, 1998 and 1997, respectively.

9. Recent Accounting Pronouncements

In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the finan-cial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The adoption of this standard is not expected to have a significant impact on the Company's results of operations, financial position or cash flows.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS No. 133"), which establishes accounting and report-ing standards for derivative instruments, including certain derivative instru-ments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. As the Company does not currently engage or plan to engage in derivative or hedging activities there will be no impact to the Company's results of operations, financial position or cash flows upon the adoption of this standard.

                       Report of Independent Accountants

To the Board of Directors
MicroHouse International, Inc.:

In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of MicroHouse International, Inc. (the "Company") at December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted ac-counting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these fi-nancial statements based on our audit. We conducted our audit of these state-ments in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and signifi-cant estimates made by management, and evaluating the overall financial state-ment presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                              PricewaterhouseCoopers LLP

Denver, Colorado
April 23, 1999

                         MicroHouse International, Inc.
                                 Balance Sheet
                            as of December 31, 1998


ASSETS:
Current assets:
 Cash and cash equivalents........................................ $    59,569
 Accounts receivable, less allowances for doubtful accounts and
  returns of $317,105.............................................     933,583
 Receivable-affiliates, net.......................................     475,320
 Prepaid expenses and other current assets........................      60,546
                                                                   -----------
   Total current assets...........................................   1,529,018
                                                                   ===========
 Fixed assets, net................................................     213,309
 Goodwill, net....................................................   1,414,441
 Other assets.....................................................      21,239
                                                                   -----------
   Total assets................................................... $ 3,178,007
                                                                   ===========
LIABILITIES AND STOCKHOLDERS' DEFICIT:
Current liabilities:
 Accounts payable................................................. $   432,720
 Payables-affiliates..............................................     125,000
 Accrued expenses.................................................     324,574
 Deferred revenue.................................................   1,918,100
 Notes payable....................................................     409,038
 Line of credit...................................................     221,290
 Obligations under capital leases.................................       9,370
                                                                   -----------
   Total current liabilities......................................   3,440,092
                                                                   ===========
 Deferred revenue.................................................     202,891
 Notes payable, less current portion..............................   1,272,205
 Obligations under capital leases, less current portion...........      15,349
                                                                   -----------
   Total liabilities..............................................   4,930,537
                                                                   ===========
Stockholders' deficit:
 Common stock, par value $1 per share (10,000 shares authorized,
  204 shares issued and outstanding)..............................         204
 Additional paid in capital.......................................     620,939
 Accumulated other comprehensive loss.............................      (9,976)
 Accumulated deficit..............................................  (2,363,697)
                                                                   -----------
  Total stockholders' deficit.....................................  (1,752,530)
                                                                   -----------
   Total liabilities and stockholders' deficit.................... $ 3,178,007
                                                                   ===========


   The accompanying notes are an integral part of these financial statements.

                         MicroHouse International, Inc.
                 Statement of Operations and Comprehensive Loss
                      for the year ended December 31, 1998


                                                                          ----------
 Net revenues............................................................ $4,005,589
 Royalties and other revenue.............................................    187,823
                                                                          ----------
    Total revenue........................................................  4,193,412
 Cost of revenues........................................................ (1,185,440)
                                                                          ----------
 Gross profit............................................................  3,007,972
                                                                          ----------
 Operating expenses:
  Selling and marketing..................................................  1,983,876
  Research and development...............................................    106,833
  General and administrative.............................................  1,938,534
  Depreciation...........................................................    173,304
  Amortization...........................................................    282,888
                                                                          ----------
    Total operating expenses.............................................  4,485,435
                                                                          ----------
 Loss from operations.................................................... (1,477,463)
 Interest expense, net...................................................   (133,486)
                                                                          ----------
 Loss from continuing operations......................................... (1,610,949)
                                                                          ----------
 Discontinued operations:
  Income from discontinued operations....................................    567,735
  Gain on disposal of discontinued operations............................     43,782
                                                                          ----------
    Total income from discontinued operations............................    611,517
                                                                          ----------
 Net loss................................................................   (999,432)
 Other comprehensive loss:
  Unrealized loss on securities..........................................     (9,976)
                                                                          ----------
      Comprehensive loss................................................. $1,009,408
                                                                          ==========


   The accompanying notes are an integral part of these financial statements.

                         MicroHouse International, Inc.
                       Statement of Stockholders' Deficit
                      for the year ended December 31, 1998

                                                   Accumulated
                       Common Stock    Additional     Other                       Total
                         -------------  Paid in   Comprehensive  Accumulated  Stockholders'
                         Shares Amount  Capital       Loss         Deficit       Deficit
                         ------ ------ ---------- -------------  -----------  -------------
Balance at December 31,
 1997...................    200   $200   $    800       $    --  $(1,330,982)   $(1,329,982)
Issuance of stock.......      4      4    199,996            --           --        200,000
Capital contributions...     --     --    420,143            --           --        420,143
Comprehensive loss:
Net loss................     --     --         --            --     (999,432)      (999,432)
Unrealized loss on
 securities.............     --     --         --        (9,976)          --         (9,976)
Dividends...............     --     --         --            --      (33,283)       (33,283)
                         ------ ------ ---------- -------------  -----------  -------------
Balance at December 31,
 1998...................    204   $204   $620,939       $(9,976) $(2,363,697)   $(1,752,530)
                         ====== ====== ========== =============  ===========  =============



   The accompanying notes are an integral part of these financial statements.

                         MicroHouse International, Inc.
                            Statement of Cash Flows
                      for the year ended December 31, 1998

Cash flows from operating activities:
                                                                    -----------
 Net loss.......................................................... $  (999,432)
 Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation.....................................................     173,304
  Amortization.....................................................     282,888
  Gain on disposal of discontinued operations......................     (43,782)
  Provision for losses on accounts receivable......................     206,996
  Other............................................................       1,223
 Changes in operating assets and liabilities:
  Accounts receivable..............................................    (622,417)
  Receivable--affiliates, net......................................     492,474
  Inventory........................................................      27,973
  Prepaid expenses.................................................      72,149
  Other assets.....................................................      (8,016)
  Accounts payable.................................................     (57,087)
  Accrued expenses.................................................     146,030
  Payables--affiliates.............................................     125,000
  Deferred revenue.................................................     583,680
                                                                    -----------
    Net cash used in operating activities..........................     380,983
                                                                    -----------
Cash flows from investing activities:
 Purchase of fixed assets..........................................     (55,592)
 Software development costs........................................    (246,400)
 Acquisitions......................................................  (2,084,604)
                                                                    -----------
    Net cash used in investing activities..........................  (2,386,596)
                                                                    -----------
Cash flows from financing activities:
 Proceeds from issuance of common stock............................     200,000
 Dividends paid....................................................     (33,283)
 Capital contributions.............................................     420,143
 Payments on line of credit........................................    (211,841)
 Proceeds from issuance of debt....................................   1,906,596
 Repayment of debt.................................................    (289,705)
                                                                    -----------
    Net cash provided by financing activities......................   1,991,910
                                                                    -----------
Net decrease in cash and cash equivalents..........................     (13,703)
Cash and cash equivalents, beginning of year.......................      73,272
                                                                    -----------
Cash and cash equivalents, end of year............................. $    59,569
                                                                    ===========
Supplemental Disclosure of Non-cash Investing and Financing
 Activities:
 Cash paid for interest............................................ $   126,613
                                                                    ===========
 Fixed assets received in settlement of accounts receivable........ $    27,869
                                                                    ===========
 Fixed assets acquired through capital leases...................... $    29,618
                                                                    ===========

   The accompanying notes are an integral part of these financial statements.

                         MicroHouse International, Inc.

                         Notes to Financial Statements

1. The Company

MicroHouse International, Inc. (the "Company") was incorporated under the laws of the State of Florida in 1991. The Company writes, markets and distributes technical support information.

2. Significant Accounting Policies and Procedures

 Revenue Recognition

Revenue is recognized as technical support information is delivered. When a product sale includes the right to receive updates, revenue is recognized over the term of the total deliveries based on the relative value of each delivered product. Accounts receivable allowances are provided for estimated uncollecti-ble accounts, sales discounts and returns.

 Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit and liquid investments with original maturities of less than 90 days. The carrying amount approximates fair value due to the short-term maturity of these instruments.

 Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant con-centrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The majority of cash and cash equivalents was held by one federally insured financial institution at December 31, 1998. At various times, the Company maintains cash balances in excess of federally insured lim-its.

The Company sells its products to customers in several industries worldwide. Additionally, the Company sells through select resellers and distributors worldwide. The Company does not require collateral on accounts receivable. The Company maintains adequate reserves for potential credit losses.

As of December 31, 1998, one customer accounted for 12% of the accounts receiv-able balance.

 Marketable Securities

Marketable securities of $1,042, included in prepaid expenses and other current assets, consist of investments held in preferred stock in exchange for the for-giveness of certain trade receivables due the Company. The Company has classi-fied these investment securities as available-for-sale under Statement of Fi-nancial Accounting Standards ("SFAS") No. 115, Accounting for Certain Instru-ments in Debt and Equity Securities. Accordingly, these securities are reported at fair market value with unrealized gains and losses included in stockholders' deficit. The Company recognized unrealized losses on investments of $9,976 in 1998.

 Fixed Assets

Property and equipment primarily consists of computer hardware, computer soft-ware and office furniture. Property and equipment is stated at cost and depre-ciated using the straight-line method over their estimated useful lives. Lease-hold improvements are amortized over the lesser of the term of the related lease or the estimated useful life of the improvement. Maintenance and repair costs are expensed as incurred. Significant renovations and improvements which improve assets and/or extend the life of assets are capitalized. Gains and losses on the disposal of equipment are included in income as they occur.

 Goodwill

Goodwill recognized in connection with acquisitions accounted for under the purchase method of accounting is amortized using the straight-line method over
4.5 years. A total of $282,888 of goodwill has been amortized during 1998.

                         MicroHouse International, Inc.

2. Significant Accounting Policies and Procedures--(Continued)

 Income Taxes

The financial statements do not include a provision for income taxes as the Company is a Subchapter S Corporation. Under Internal Revenue Service regula-tions, the income tax liability is borne by the stockholders of the Subchapter S Corporation.

 Risks and Uncertainties

The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for technical support information. The Company's success will therefore depend in part on establishing and maintaining a leadership position in the field of providing technical support information, as well as providing related information technology products.

 Use of Estimates

The preparation of the Company's financial statements in conformity with gener-ally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclo-sure of contingent assets and liabilities at the date of the financial state-ments and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

 Financial Instruments

The recorded amounts of financial instruments approximate their fair values.

 Long-Lived Assets

The carrying value of assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that suggest impair-ment. The Company determines impairment by comparing recorded amounts to the expected future cash flows from the asset under evaluation. The cash flow esti-mates contain management's best estimates, using appropriate and customary as-sumptions and projections.

3. Acquisitions

In March and April 1998, the Company purchased specified assets of White Star and Ziff-Davis for total consideration of approximately $2,085,000. Both acqui-sitions were accounted for as purchases and are included in the Company's oper-ations beginning on the date of acquisition.

The total consideration paid by the Company included cash of $250,000 and prom-issory notes totaling $1,850,000. A promissory note for $1,500,000 was issued with an interest rate of 10% and quarterly payments for 15 quarters. Another promissory note for $350,000 was issued bearing no interest with variable pay-ments due monthly. A discount of $15,396 was recorded.

The allocations of the purchase prices for the 1998 acquisitions are summarized as follows:

                                                                     ----------
     Property and equipment......................................... $   52,671
     Intangible assets..............................................  1,697,329
     Capitalized software...........................................    335,000
                                                                     ----------
                                                                     $2,085,000
                                                                     ==========

See Note 4 for discussion of the discontinuation and sale of the ImageCast Products Division acquired in this acquisition.

The following unaudited pro forma information presents the Company's results of operations for the year ended December 31, 1998, after giving effect to the ac-quisition of specified assets of Ziff-Davis, as if the acquisition had been consummated on January 1, 1998. Such unaudited pro forma information is based on the historical financial information of the Company and Ziff-Davis and does not include operational or other changes which might have been incurred by the Company.

                         MicroHouse International, Inc.

The unaudited pro forma information for the year ended December 31, 1998 pre-sented below, exclusive of discontinued operations, is for illustrative infor-mation purposes only and is not necessarily indicative of results which would have been achieved or results which may be achieved in the future.

                                                                   -----------
      Net revenue................................................. $ 4,977,122

                                                                   ===========
      Net loss from continuing operations......................... $(1,584,594)
                                                                   ===========

4. Discontinued Operations

In November 1998, the Company formalized its plan to discontinue its ImageCast Products Division and, in the same month, sold this product division to a re-lated party for $650,000. Accordingly, operating results have been reclassified and reported in discontinued operations.

Operating results of the discontinued operations are as follows:

                                                                     ----------
      Revenues...................................................... $1,291,189
      Expenses......................................................   (723,454)
                                                                     ----------
      Net income.................................................... $  567,735
                                                                     ==========

In connection with the sale, the Company recorded a gain of approximately
$44,000.

5. Fixed Assets

The major classes of property and equipment and the related depreciation lives at December 31, 1998 are as follows:

                                                            -------------------
                                                                      Estimated
                                                                       Useful
                                                                        Lives
                                                                      ---------
      Computer equipment and software...................... $ 554,692 3-5 years
      Furniture and fixtures...............................   189,467   5 years
      Leasehold improvements...............................    15,475   3 years
      Automobile...........................................    59,968   5 years
                                                            ---------
                                                              819,602
      Less, accumulated depreciation and amortization......   606,293
                                                            ---------
                                                            $ 213,309
                                                            =========

6. Commitments and Contingencies

Leases

The Company leases office space and equipment. The future payments under all lease agreements are as follows:

                                                              -----------------
                                                              Capital Operating
                                                               Leases    Leases
                                                              ------- ---------
      1999................................................... $12,645  $187,211
      2000...................................................  11,835   176,396
      2001...................................................   5,530    28,112
                                                              ------- ---------
      Total minimum lease payments...........................  30,010  $391,719
                                                                      =========
      Less: Amounts representing interest....................   5,291
                                                              -------
      Present value of net minimum lease payments............  24,719
      Less: Current portion..................................   9,370
                                                              -------
      Long-term portion...................................... $15,349
                                                              =======

The Company recognized $254,067 of rent expense for the year ended December 31, 1998. The cost of equipment under capital lease included in property and equip-ment was $29,618 at December 31, 1998.

                        MicroHouse International, Inc.

7. Debt

The following describes the Company's outstanding debt:

                                                                   -----------
Line of credit with a bank which provides for borrowings up to
 $225,000; due January 15, 1999; interest at prime plus 1.0%
 (8.75% at December 31, 1998); monthly interest payments only,
 collateralized by all business assets...........................  $   221,290
Fixed rate note; due January 1, 2002; interest at 10%, quarterly payments of interest only beginning
 July 1, 1998; quarterly payments of principal and interest
 beginning April 1, 1999 of $146,231, collateralized by all
 assets purchased................................................    1,500,000
Noninterest bearing note; due February 1, 1999; monthly payments
 of varying amounts, collateralized by all assets purchased......       60,065
Variable rate note to stockholder; due February 1, 2018; interest at prime plus 1.75% (9.5% at
 December 31, 1998); monthly principal and interest payments of
 varying amounts.................................................       74,089
Fixed rate note to stockholder; due February 1, 2009; interest at
 9.71%...........................................................       15,000
Fixed rate note to stockholder; due February 1, 2009; interest at
 8.0%; annual interest payments only.............................       15,000
Fixed rate note; due April 3, 2000; interest at 9.65%; monthly payments of principal and interest of $1,164, collateralized by
 automobile......................................................       17,089
                                                                   -----------
                                                                     1,902,533
Less: Current portion............................................     (630,328)
                                                                   $ 1,272,205
                                                                   ===========

Debt repayments are as follows:

  1999............................................................... $  630,328
  2000...............................................................    492,073
  2001...............................................................    538,303
  2002...............................................................    144,231
  2003...............................................................      1,532
    Thereafter.......................................................     96,066
                                                                      ----------
                                                                      $1,902,533
                                                                      ==========

The line of credit was extended for an additional three-month period after De-cember 31, 1998. All balances relating to the line of credit, the noninterest-bearing note due February 1999 and the fixed rate note due April 3, 2000, were fully paid off in April 1999.

8. Employee Savings Plan

The Company has a savings plan (the "Savings Plan") that qualifies as a de-ferred salary arrangement under Internal Revenue Section 401(k). Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. For the year ended December 31, 1998, the Company did not contribute to the Sav-ings Plan.

9. Related Party Transactions

The Company enters into transactions with MicroHouse Development ("MHD") and MicroHouse Solutions ("MHS"). The major stockholders of the Company have a ma-jority ownership in MHD and MHS.

The Company provides technical and management advisory services to MHD and MHS. The Company invoices MHD and MHS for associated costs. MHD and MHS sell Company products and are paid an up-front agreed royalty amount. Additionally, the Company sells products on behalf of MHD and MHS and receive an agreed roy-alty amount. These transactions are summarized below as follows:

                         MicroHouse International, Inc.

                                                   ----------------------------
                                                        MHD       MHS     Total
                                                   --------  --------  --------
Notes receivable from.............................  450,000  $168,801  $618,801
Purchases from....................................  (31,459)      --    (31,459)
Accounts payable to...............................      --   (424,707) (424,707)
Accounts receivable from..........................      --    145,128   145,128
Royalties paid to................................. (145,652)  (34,825) (180,477)
Expenses reimbursed from..........................  197,240       --    197,240
Sales of products for.............................  (32,981)      --    (32,981)
Royalties received from...........................      --     35,000    35,000

Additional related party transactions include receivables totaling $11,098 at December 31, 1998. The amounts are primarily due from stockholders.

10. Subsequent Event

In March 1999, the Company was sold to EarthWeb Inc.

        Unaudited Pro Forma Condensed Consolidated Financial Information

In February 1999, EarthWeb acquired D&L Online, Inc., which operates dice.com. The total purchase price was approximately $35.0 million. The consideration paid by EarthWeb to acquire D&L Online consisted of (a) $7.0 million in cash, $4.0 million of which was paid at closing, with the balance payable over the next year in two installments, (b) 577,778 shares of EarthWeb common stock, valued at $26.0 million, based upon the average stock price of $45.00 from Jan-uary 26, 1999 through February 9, 1999 and (c) additional future "earnout" pay-ments, based on the performance of the surviving entity in the merger and re-lated businesses, in the form of EarthWeb common stock and/or cash with an ag-gregate value of up to $12.0 million, of which such amounts are payable over a period of 3 years based on achievement of certain revenue targets. Under the terms of the agreement and a related escrow agreement, an aggregate of 57,778 shares of such EarthWeb common stock will be held in escrow for 18 months to insure payment by certain selling shareholders of indemnification claims. The amount of consideration paid by EarthWeb was reached through arm's length nego-tiations and was funded through the issuance of EarthWeb common stock and from the proceeds of EarthWeb's initial public offering. The fair value of the op-tions of approximately $733,000 was determined using the Black-Scholes options pricing model. The following assumptions were used in the options pricing mod-el: stock price of approximately $45.00, exercise price of $32.05, term of 3 years, risk free rate of interest of 5%, 50% volatility and a dividend yield of 0%.

In March 1999, EarthWeb Inc. acquired MicroHouse International, Inc. ("MHI") for consideration of approximately $9 million. In addition, EarthWeb assumed approximately $1.7 million in MHI debt as part of the acquisition. The consid-eration paid by EarthWeb to acquire all of the capital stock of MHI consisted of (a) $1.6 million in cash, $1.0 million of which was paid at closing, with $500,000 and $95,000 of the balance payable on July 19, 1999 and April 1, 2000 respectively, (b) 50,856 shares of EarthWeb common stock delivered at closing, valued at $2.2 million based upon a stock price of $43.14 of which 48,314 shares were delivered to the sellers and the balance were delivered to Ascent Partners, Inc. as a fee in connection with the acquisition and (c) promissory note in the aggregate amount of approximately $5.0 million convertible into 126,475 shares of common stock on March 20, 2000 (collectively, the "Promissory Notes"). The beneficial conversion feature related to the convertible note pay-able of approximately $482,000, represents the difference between the average share price from March 17, 1999 to March 23, 1999 of $43.14 and their negoti-ated conversion price of $39.33. This beneficial conversion feature will be am-ortized over the one-year life of the note payable as a non-cash interest ex-pense. The note is not convertible prior to March 20, 2000. The amount of con-sideration paid by EarthWeb was funded through the issuance of EarthWeb common stock and the Promissory Notes, and from the proceeds of EarthWeb's initial public offering.

The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1998 gives effect to the acquisitions of D&L Online and MHI as if they had occurred on January 1, 1998 and is based on the historical results of operations of the Company, D&L Online and MHI for the year ended De-cember 31, 1998. The Unaudited Pro Forma Condensed Consolidated Balance Sheet gives effect to the acquisitions of D&L Online and MHI as if the acquisitions had occurred on December 31, 1998. The Unaudited Pro Forma Condensed Consoli-dated Statement of Operations and the Unaudited Pro Forma Condensed Consoli-dated Balance Sheet and the accompanying notes should be read in conjunction with the historical financial statements of the Company, D&L Online and MHI and notes thereto.

The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the three months ended June 30, 1999 gives effect to the acquisitions of D&L Online and MHI as if they had occurred on January 1, 1998 and is based on the histori-cal operations of the Company as reported in Form 10-Q for the period ended June 30, 1999 and the historical operations of D&L Online and MHI for the pe-riod prior to the dates of acquisition.

The Unaudited Pro Forma Condensed Consolidated Financial Information is in-tended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of the consolidated company after the acquisitions of D&L Online and MHI or of the financial posi-tion or results of operations of the consolidated company that would have actu-ally occurred had the acquisitions of D&L Online and MHI been effected on Janu-ary 1, 1998.

                                 EarthWeb Inc.
            Unaudited Pro Forma Condensed Consolidated Balance Sheet

                         ------------------------------------------------------------------------
                                                As of December 31, 1998
                         ------------------------------------------------------------------------
                                                                       Pro Forma        Pro Forma
                         EarthWeb Inc. D&L Online, Inc. MicroHouse   Adjustments            Total
                         ------------- ---------------- ----------  ------------      -----------
ASSETS
Cash and cash equiva-
 lents..................  $25,292,229     $  319,870    $   59,569  $ (5,360,080)(1a) $20,311,588
Accounts receivable,
 net....................    1,143,681        592,968       933,583            --        2,670,232
Other current assets....      828,686             --       535,866      (345,807)(1h)   1,018,745
                         ------------- ---------------- ----------  ------------      -----------
  Total current assets..    27,264,596          912,838  1,529,018    (5,705,887)      24,000,565
Fixed assets, net.......    2,068,752        504,534       213,309            --        2,786,595
Goodwill and intangible
 assets, net............    1,069,220             --     1,414,441    45,884,553 (1b)  48,368,214
Other assets............       74,816         45,751        21,239            --          141,806
                         ------------- ---------------- ----------  ------------      -----------
  Total assets..........   $30,477,384       $1,463,123 $3,178,007  $ 40,178,666      $75,297,180
                         ============= ================ ==========  ============      ===========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Accounts payable and
 accrued expenses.......  $ 3,324,883     $  427,077    $  757,294     1,100,000 (1g) $ 5,609,254
Other current liabili-
 ties...................      234,410        329,029     2,273,760    (1,136,001)(1c)   2,201,198
                                                                         500,000 (1d)
Notes payable...........           --        470,000       409,038     1,500,000 (1e)   2,379,038
                         ------------- ---------------- ----------  ------------      -----------
  Total current
   liabilities..........     3,559,293        1,226,106  3,440,092     1,963,999       10,189,490
Other liabilities.......       65,686             --     1,490,445     1,595,000 (1e)   3,151,131
Convertible note pay-
 able, net..............                                               4,491,849 (1i)   4,491,849
Stockholders' equity....   26,852,405        237,017    (1,752,530)   32,127,818 (1f)  57,464,710
                         ------------- ---------------- ----------  ------------      -----------
  Total liabilities and
   stockholders'
   equity...............   $30,477,384       $1,463,123 $3,178,007  $ 40,178,666      $75,297,180
                         ============= ================ ==========  ============      ===========



   The accompanying notes are an integral part of these financial statements.

                                 EarthWeb Inc.
       Unaudited Pro Forma Condensed Consolidated Statement of Operations

                          ---------------------------------------------------------------------------
                                       For the year ended December 31, 1998
                          ---------------------------------------------------------------------------
                             EarthWeb           D&L                  Pro Forma              Pro Forma
                                 Inc.  Online, Inc.  MicroHouse    Adjustments                  Total
                          -----------  ------------ -----------   ------------           ------------
Revenues................  $ 3,349,165   $ 7,736,921 $ 4,193,412    $         --          $ 15,279,498
Cost of revenues........    2,131,593     1,072,537   1,185,440              --             4,389,570
                          -----------  ------------ -----------   ------------           ------------
Gross profit............    1,217,572     6,664,384   3,007,972              --            10,889,928
                          -----------  ------------ -----------   ------------           ------------
Operating expenses:
  Product development...    1,475,665            --     106,833              --             1,582,498
  Sales and marketing...    4,546,839     2,287,447   1,983,876              --             8,818,162
  General and
   administrative.......    3,356,567     4,140,265   1,938,534      (2,050,000)(2a,2b)     7,385,366
  Depreciation and
   amortization.........    1,115,698       208,297     456,192      10,523,573 (2c)       12,303,760
                          -----------  ------------ -----------   ------------           ------------
    Total operating
     expenses...........   10,494,769     6,636,009   4,485,435      8,473,573             30,089,786
                          -----------  ------------ -----------   ------------           ------------
Operating (loss)
 income.................   (9,277,197)       28,375  (1,477,463)     (8,473,573)          (19,199,858)
Interest and other
 income, net............      307,409         8,030    (143,462)       (482,000)(2d)         (310,023)
Income taxes............           --            --                  (1,120,000)(2a)       (1,120,000)
                          -----------  ------------ -----------   ------------           ------------
Loss from continuing
 operations.............   (8,969,788)       36,405  (1,620,925)    (10,075,573)          (20,629,881)
Discontinued operations:
Income from discontinued
 operations.............                                567,735                               567,735
Gain on disposal of
 discontinued
 operations.............                                 43,782                                43,782
                          -----------   ----------  -----------    ------------          ------------
Total income from
 discontinued
 operations.............           --            --     611,517              --               611,517
                          -----------   ----------  -----------    ------------          ------------
Net loss................  $(8,969,788)  $    36,405 $(1,009,408)   $(10,075,573)         $(20,018,364)
                          ===========  ============ ===========   ============           ============
Basic net loss per
 share..................  $     (2.37)                                                   $      (4.54)
                          ===========                                                    ============
Weighted average shares
 used in computing basic
 net loss per share.....    3,782,575                                   628,634 (2e)        4,411,209
                          ===========                             ============           ============
Supplemental pro forma
 basic net loss per
 share(2f)..............  $     (1.53)                                                   $      (3.08)
                          ===========                                                    ============
Weighted average shares
 used in supplemental
 pro forma basic net
 loss per share(2f).....    5,880,467                                   628,634 (2e)        6,509,101
                          ===========                             ============           ============


   The accompanying notes are an integral part of these financial statements

                                 EarthWeb Inc.
                   Notes to the Unaudited Pro Forma Condensed
                       Consolidated Financial Information

(1) Pro Forma Adjustments and Assumptions

The pro forma adjustments to the unaudited pro forma condensed consolidated balance sheet, assuming the acquisition occurred on December 31, 1998, are as follows:

  1(a) Adjustment to record cash payment of $4,360,000 and 1,000,080 in con-nection with the D&L Online and MHI acquisitions, respectively.

  1(b) Adjustment to calculate goodwill and intangible assets and to allocate purchase price over the estimated fair value of net assets and liabil-ities acquired of D&L Online and MHI, calculated as follows:

                                         -------------------------------------
                                          D&L Online   MicroHouse        Total
                                         -----------  -----------  -----------
     Cash portion of purchase price....  $ 4,360,000  $ 1,000,080  $ 5,360,080
     Value of stock and option portion
      of purchase price(1).............   26,733,010           --   26,733,010
     Value of stock and option portion
      of purchase price(2).............           --    2,193,928    2,193,928
     Convertible promissory note pay-
      able.............................           --    4,973,719    4,973,719
     Payable portion of purchase
      price............................    3,000,000      595,000    3,595,000
     Transaction costs.................      500,000      600,000    1,100,000
                                         -----------  -----------  -----------
     Purchase price....................   34,593,010    9,362,727   43,955,737
     Less: fair value of net assets and
      liabilities to be acquired.......      480,673   (2,409,489)  (1,928,816)
                                         -----------  -----------  -----------
                                          34,112,337   11,772,216   45,884,553
     Customer list and other intangi-
      bles.............................  (15,800,000)          --  (15,800,000)
                                         -----------  -----------  -----------
     Goodwill..........................  $18,312,337  $11,772,216  $30,084,553
                                         ===========  ===========  ===========

    (1) The value of the common stock issued to D&L Online was determined to be $45.00 a share.
    (2) The value of the common stock issued to MHI was determined to be $43.14 a share

  1(c) Adjustment to deferred revenue to record the balance of the future ob-ligation of existing subscriptions at its fair value.

  1(d) Adjustment to record current and long-term portion of note payable to MHI stockholders as part of the total consideration paid.

  1(e) Adjustment to record current and long-term portion of note payable to D&L Online stockholders as part of the total consideration paid.

  1(f) Adjustment to reflect the issuance of 577,778 of common stock issued in connection with the D&L Online and to reflect the issuance of 50,856 shares of common stock issued in connection with the MHI acqui-sition and the additional paid in capital of $482,000 recorded in con-nection with the beneficial conversion feature of the convertible note payable.

  1(g) Adjustment to record approximately $500,000 and $600,000 of expenses incurred in connection with the acquisitions of D&L Online and MHI, respectively.

  1(h) Adjustment to remove MHI net related party receivables settled upon the acquisition.

  1(i) Adjustment to record the issuance of the convertible note of $4,973,719 to MHI stockholders. The note has been recorded net of a discount of $482,000, which will be amortized as interest expense over the one-year life of the note. The beneficial conversion feature rep-resents the difference between the average share price from March 17, 1999 to March 23, 1999 of $43.14 and their negotiated conversion price of $39.33.

The pro forma adjustments to the unaudited pro forma condensed consolidated statement of operations, assuming the acquisition occurred on January 1, 1998, are as follows:

  2(a) Adjustment of $2.8 million due to D&L Online's S corporation distribu-tion which was recorded as compensation expense that will not be in-curred in the future, as well as to record the associated tax charge of $1.1 million which does not assume the utilization of EarthWeb's net operating loss carryforwards.

  2(b) Adjustment to record compensation expense of approximately $750,000 related to options issued to MHI employees to purchase shares of EarthWeb common stock at an exercise price below the fair market value of the EarthWeb common stock at the date of grant.

  2(c) Adjustment to depreciation and amortization to reflect the amortiza-tion of goodwill and intangible assets of approximately $7.6 million and $2.9 million, over an approximate 4.5 year period and 4 year peri-od, the expected period of benefit, resulting from the acquisitions of D&L Online and MHI, respectively.

  2(d) Adjustment to non-cash interest expense of $482,000 to reflect the ac-cretion of the discount on the convertible note issued in connection with the acquisition of MHI.

  2(e) Adjustment of weighted average shares of common stock outstanding of 577,778 and 50,856 used in computing basic and diluted net loss per share to reflect the issuance of 577,778 and 50,856 shares of common stock as of January 1, 1998 resulting from the acquisitions of D&L On-line and MHI, respectively.

  2(f) The supplemental pro forma net loss per share amount is computed by using the sum of the weighted average number of shares of common stock and the 2,439,833 shares of common stock in November 1988 upon conver-sion of preferred stock as if it had been converted on January 1, 1998.

                                 EarthWeb Inc.
       Unaudited Pro Forma Condensed Consolidated Statement of Operations

                          -----------------------------------------------------------------------------------
                            January 1,
                                 1999-
                                  June   January 1, 1999-  January 1, 1999-
                              30, 1999   February 1, 1999    March 18, 1999
                          ------------   ----------------  ----------------
                              EarthWeb                D&L                       Pro Forma           Pro Forma
                                  Inc.       Online, Inc.        MicroHouse   Adjustments               Total
                          ------------   ----------------  ----------------  ------------        ------------
Revenues................   $ 10,930,846        $  937,119       $ 1,143,914     $       --         $ 13,011,879
Cost of revenues........      4,065,958           109,551           482,396             --            4,657,905
                          ------------   ----------------  ----------------  ------------        ------------
Gross profit............      6,864,888           827,568           661,518             --            8,353,974
                          ------------   ----------------  ----------------  ------------        ------------
Operating expenses:
 Product development....      1,615,519                --            37,835             --            1,653,354
 Sales and marketing....     11,911,359           621,895           399,052             --           12,932,306
 General and
  administrative........      4,628,776           300,959           332,090             --            5,261,825
 Depreciation and
  amortization..........      5,090,235            21,417           111,476      1,328,000 (2a)       6,551,128
                          ------------   ----------------  ----------------  ------------        ------------
  Total operating
   expenses.............     23,245,889           944,271           880,453      1,328,000           26,398,613
                          ------------   ----------------  ----------------  ------------        ------------
Operating loss..........    (16,381,001)         (116,703)         (218,935)    (1,328,000)         (18,044,639)
Interest and other
 income, net............        392,920           (28,153)          (38,023)                            326,744
                          ------------   ----------------  ----------------  ------------        ------------
Net loss................   $(15,988,081)       $ (144,856)      $  (256,958)  $ (1,328,000)        $(17,717,895)
                          ============   ================  ================  ============        ============
Basic and diluted net
 loss per share.........   $      (1.85)                                                           $      (2.02)
                          ============                                                           ============
Weighted average shares
 used in computing basic
 net loss per share.....      8,651,000                                            363,709 (2b)       8,774,000
                          ============                                       ============        ============


   The accompanying notes are an integral part of these financial statements.

                                 EarthWeb Inc.
                   Notes to the Unaudited Pro Forma Condensed
                      Consolidated Statement of Operations

(1)Pro Forma Adjustments and Assumptions

The pro forma adjustments to the unaudited pro forma condensed consolidated statement of operations, assuming the acquisitions of D&L Online and MHI oc-curred on January 1, 1998, are as follows:

  2(a) Adjustment to depreciation and amortization to reflect the amortiza-tion of goodwill and intangible assets of approximately $653,000 mil-lion and $675,000, over an approximate 4.5 year period and 4 year pe-riod, the expected period of benefit, resulting from the acquisitions of D&L Online & MHI, respectively.

  2(b) Adjustment of weighted average shares of common stock outstanding used in computing basic and diluted net loss per share to reflect the issu-ance of 577,778 and 50,856 shares of common stock as of January 1, 1998 resulting from the acquisitions of D&L Online and MHI, respec-tively. An additional adjustment of 126,475 shares of common stock is-sued in connection with the conversion of the convertible note payable into common stock one year from the date of acquisition.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be home by the registrant, other than underwriting discount, in connection with the issuance and distribution of the Common Stock hereunder.

                                     --------
Item
----                                   Amount
SEC registration fee                 $ 10,946
Nasdaq National Market Listing Fees     9,006
*Accounting fees and expenses          10,000
*Legal fees and expenses               30,000
*Printing costs                        50,000
*Miscellaneous                         10,048
                                     --------
  *Total                             $120,000
                                     ========

* Estimated.

Item 14. Indemnification of Directors and Officers.

Section 145 ("Section 145") of the General Corporation Law of the State of Del-aware (the "DGCL") provides that directors and officers of Delaware corpora-tions may, under certain circumstances, be indemnified against expenses (in-cluding attorneys' fees) and other liabilities actually and reasonably incurred by them as a result of any suit brought against them in their capacity as a di-rector or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 145 also provides that di-rectors and officers may also be indemnified against expenses (including attor-neys' fees) incurred by them in connection with a derivative suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable to the corpora-tion.

EarthWeb has implemented such indemnification provisions in its Amended and Re-stated Certificate of Incorporation which provides that officers and directors shall be entitled to be indemnified by EarthWeb to the fullest extent permitted by law against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any action, suit or pro-ceeding by reason of the fact that he or she is or was an officer or director of the Company.

The above discussion of EarthWeb's Amended and Restated Certificate of Incorpo-ration and Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaus-tive and is qualified in its entirety by such Amended and Restated Certificate of Incorporation and statutes.

EarthWeb has agreed to indemnify the Underwriters and their controlling per-sons, and the Underwriters have agreed to indemnify EarthWeb and its control-ling persons, including directors and executive officers of EarthWeb, against certain liabilities, including liabilities under the Securities Act. Reference is made to the Underwriting Agreement filed as part of the Exhibits hereto.

For information regard EarthWeb's undertaking to submit to adjudication the is-sue of indemnification for violation of the securities laws, see Item 17 here-of.

Item 15. Recent Sales of Unregistered Securities.

On October 25, 1996, the Registrant issued (i) 2,925,000 shares of its common stock to EarthWeb LLC in exchange for substantially all the assets and liabili-ties of EarthWeb LLC and (ii) 653,111 shares of its Series A preferred stock to Warburg, Pincus Ventures, L.P. ("Warburg") for an aggregate purchase price of $6.7 million. On June 23, 1997, the

Registrant issued 598,086 shares of its Series B preferred stock to Warburg for an aggregate purchase price of $10.0 million. In June 1998, the Registrant is-sued 433,965 shares of its Common Stock to EarthWeb LLC for an aggregate pur-chase price of $3.7 million.

Exemption from registration for the transactions described above was claimed pursuant to Section 4(2) of the Securities Act of 1933, as amended, regarding transactions by the issuer not involving a public offering, in that these transactions were made, without general solicitation or advertising, to sophis-ticated investors with access to all relevant information necessary to evaluate these investments and who represented to the Registrant that the shares were being acquired for investment. Additionally, since February 1997, the Regis-trant has granted stock options to certain of its employees and consultants pursuant to its 1996 Amended and Restated Stock Plan. Such grants were made in reliance on Rule 701 promulgated under the Securities Act. As of November 9, 1998, the Registrant had granted options to purchase 500,592 shares of Common Stock to employees and consultants pursuant to the 1996 Amended and Restated Stock Option Plan.

On February 2, 1999, the Registrant completed the acquisition of D&L Online, Inc. ("D&L") for aggregate consideration of $35 million including 577,778 shares of common stock to the stockholders of D&L. Additional consideration for the acquisition includes future payments, based on the performance of D&L, in the form of Registrant's common stock or cash, at Registrant's option, with an aggregate value of up to $12 million. This transaction was exempt from regis-tration pursuant to Section 4(2) of the Securities Act of 1933, as amended, re-garding transactions by an issuer not involving a public offering.

On March 19, 1999, the Registrant completed the acquisition of MicroHouse In-ternational, Inc. ("MicroHouse") for aggregate consideration including 50,856 shares of common stock and a convertible promissory note in the original prin-cipal amount of $4,973,719, which is convertible into 126,475 shares of common stock on March 20, 2000. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1993, as amended, regarding transac-tions by an issuer not involving a public offering.

On July 16, 1999, the Registrant completed the acquisition of substantially all of the assets, properties and rights in the business of SysOpt.com for aggre-gate consideration, including a convertible promissory note in the original principal amount of $875,000 which is convertible into approximately 19,290 shares of common stock on July 17, 2000. This transaction was exempt from reg-istration pursuant to Section 4(2) of the Securities Act of 1933, as amended, regarding transactions by an issuer not involving a public offering.

On August 11, 1999, the Registrant completed the acquisition of the web site Codeguru.com for aggregate consideration, including 238,263 shares of common stock to Zafir Anjum registered under this Registration Statement and 46,251 shares of common stock which were not registered. Additional consideration for the acquisition includes future payments, in the form of Registrant's common stock or cash, at Registrant's option, with an aggregate value of up to $4 mil-lion. The shares not registered pursuant to this Registration Statement were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, regarding transactions by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

-------------------------------------------------------------------------------
 Exhibit
     No. Description
 *2.1    Agreement and Plan of Merger among EarthWeb Inc., EW Acquisition
         Corporation, D&L Online, Inc., Lloyd Linn, and Diane Rickert;
         incorporated by reference to Exhibit 2.1 to the Registrant' Current
         Report on Form 8-K dated February 2, 1999.
  2.2    Securities Purchase Agreement among the Registrant, MicroHouse
         International, Inc. and Steve Anderson, Doug Anderson, Robert Anderson
         and Ascent Partners; incorporated by reference to Exhibit 2.1 to the
         Registrant' Current Report on Form 8-K dated March 12, 1999.
  3.1    Form of Amended and Restated Certificate of Incorporation;
         incorporated by reference to Exhibit 3.1 to Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
  3.2    Form of Amended and Restated By-laws; incorporated by reference to
         Exhibit 3.2 to Registrant's
          Registration Statement on Form S-1 (SEC File No. 333-60837).
  4.1    Amended and Restated Shareholders Agreement dated as of June 24, 1997 among the Registrant,
         EarthWeb LLC, GNP, Warburg, Jack D. Hidary, Murray Hidary and Nova
         Spivack; incorporated by reference
         to Exhibit 4.1 to Registrant's Registration Statement on Form S-1 (SEC
         File No. 333-60837).
  4.2    Specimen Common Stock Certificate of Registrant; incorporated by reference to Exhibit 4.2 to Registrant's Registration Statement on
         Form S-1 (SEC File No. 333-60837).
  4.3    Registration Rights Agreement dated as of October 25, 1996 by and between the Registrant, Warburg, EarthWeb LLC and GNP; incorporated by reference to Exhibit 4.3 to Registrant's Registration Statement on
         Form S-1 (SEC File No. 333-60837).
  4.4    Registration Rights Agreement between EarthWeb Inc., Lloyd Linn and
         Diane Rickert; incorporated by reference to Exhibit 4.1 to the
         Registrant's Current Report on Form 8-K dated February 2, 1999.

 Exhibit
     No. Description
 ------- -----------
   4.5   Registration Rights Agreement dated as of March 19, 1999 between
         EarthWeb, Inc., Steve Anderson, Doug Anderson, Robert Anderson
         and Ascent Partners; incorporated by reference to Exhibit 4.1 to the Registrants' Current Report on Form 8-K dated March 12,
         1999.
   4.6   Zero Coupon Convertible Promissory Note dated as of March 19,
         1999, of Registrant in favor of Steven Anderson; incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on
         Form 8-K dated March 12, 1999.
   4.7   Zero Coupon Convertible Promissory Note dated as of March 19,
         1999, of Registrant in favor of Doug Anderson; incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on
         Form 8-K dated March 12, 1999.
   4.8   Zero Coupon Convertible Promissory Note dated as of March 19,
         1999, of Registrant in favor of Robert Anderson; incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on
         Form 8-K dated March 12, 1999.
     5   Opinion of Morrison & Foerster LLP
     9   Form of Voting Trust Agreement, as amended; incorporated by reference to Exhibit 9 to Registrant's Registration Statement on
         Form S-1 (SEC File No. 333-60837).
  10.1   1996 Amended and Restated Stock Plan, as amended; incorporated by reference to Exhibit 10.1 to Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
  10.2   Employment Agreement dated January 1, 1995 between GNP (formerly
         EarthWeb Ltd.) and Jack D. Hidary; incorporated by reference to
         Exhibit 10.2 to Registrant's Registration Statement on Form S-1
         (SEC File No. 333-60837).
  10.3   Employment Agreement dated January 1, 1995 between GNP (formerly
         EarthWeb Ltd.) and Murray Hidary; incorporated by reference to
         Exhibit 10.3 to Registrant's Registration Statement on Form S-1
         (SEC File No. 333-60837).
  10.4   Employment Agreement dated November 4, 1996 between the
         Registrant and Irene Math; incorporated by reference to Exhibit
         10.4 to Registrant's Registration Statement on Form S-1 (SEC
         File No. 333-60837).
  10.5   Employment Agreement dated November 3, 1997 between the
         Registrant and William Gollan;
         incorporated by reference to Exhibit 10.5 to Registrant's
         Registration Statement on Form S-1 (SEC File
         No. 333-60837).
  10.6   Consulting Agreement dated as of August 1, 1998 between the
         Registrant and Nova Spivack; incorporated
         by reference to Exhibit 10.6 to the Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-
         60837).
  10.7   Intercompany Services Agreement dated October 25, 1996 among the
         Registrant, EarthWeb LLC, GNP (formerly EarthWeb Ltd.), Jack D.
         Hidary, Murray Hidary and Nova Spivack, as amended; incorporated by reference to Exhibit 10.7 to the Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
  10.8   Lease Agreement dated April 28, 1995 between 3 Park Avenue Co.
         and MJN Enterprises, Inc., as
         amended; incorporated by reference to Exhibit 10.8 to the
         Registrant's Registration Statement on Form S-1
         (SEC File No. 333-60837).
  10.9   Form of 1998 Stock Incentive Plan; incorporated by reference to
         Exhibit 10.9 to the Registrant's Registration Statement on Form
         S-1 (SEC File No. 333-60837).
 10.10   Form of 1998 Employee Stock purchase plan; incorporated by reference to Exhibit 10.10 to Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
 10.11   Employment Agreement between EarthWeb Inc. and Lloyd Linn;
         incorporated by reference to Exhibit 10.1
         to the Registrant's Current Report on Form 8-K dated February 2,
         1999.
 10.12   Employment Agreement between Registrant and John Kleine;
         incorporated by reference to Exhibit 10.6 to
         the Registrant's Current Report on Form 10-K for the year ended
         December 31, 1998.
    21   Subsidiaries
  23.1   Consents of PricewaterhouseCoopers LLP+
  23.2   Consent of Morrison & Foerster LLP (set forth in Exhibit 5)
  23.3   Consent of Jupiter Communications
  23.4   Consent of International Data Corporation
  23.5   Consent of Advertising Age's Business Marketing
  23.6   Consent of Simba Information, Inc.
    24   Powers of Attorney (set forth in the signature page hereto)
    27   Financial Data Schedule

* Confidential treatment has been received with respect to certain portions of this Exhibit. Omitted portions have been filed separately with the Commis-sion.
+  Filed herewith

Item 17. Undertakings.

The Registrant hereby undertakes the following:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
  (i) To include any prospectus required by Section 10(a)(3) of the Securi-ties Act;

  (ii) To reflect in the prospectus any facts or events arising after the ef-fective date of the Registration Statement (or the most recent post-effec-tive amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement. Not-withstanding the foregoing, any increase or decrease in volume of securi-ties offered (if the total dollar value of securities offered would not ex-ceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the ag-gregate, the changes in volume and price represent no more than a 20 per-cent change in the maximum aggregate offering price set forth in the "Cal-culation of Registration Fee" table in the effective Registration State-ment; and

  (iii) To include any material information with respect to the plan of dis-tribution not previously disclosed in the Registration Statement or any ma-terial change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registra-tion statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For purpose of determining any liability under the Securities Act, the in-formation omitted from the form of prospectus filed as part of this registra-tion statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the regis-trant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appro-priate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 13, 1999.

                                       EarthWeb Inc.

                                                   /s/ Jack D. Hidary
                                       By: ____________________________________
                                                     Jack D. Hidary
                                         President and Chief Executive Officer

                               POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed by the following persons in the capacities on August 13, 1999.

          Name and Signature                     Title
          ------------------                     -----

          /s/ Jack D. Hidary           President, Chief Executive
______________________________________  Officer and Director
            Jack D. Hidary

          /s/ Murray Hidary*           Executive Vice President,
______________________________________  Secretary, Treasurer and
            Murray Hidary               Director

           /s/ Peter Derow*            Director
______________________________________
             Peter Derow

          /s/ Henry Kressel*           Director
______________________________________
            Henry Kressel

           /s/ Cary Davis*             Director
______________________________________
              Cary Davis

           /s/ Irene Math*             Senior Vice President,
______________________________________  Finance (Principal
              Irene Math                Financial and Accounting
                                        Officer)

      /s/ Jack D. Hidary
*By: __________________________
        Jack D. Hidary
       Attorney-in-fact

                                 Exhibit Index

 Exhibit
     No.Description                                                    Page No.
 ------------------                                                    --------
 *2.1    Agreement and Plan of Merger among EarthWeb Inc., EW
         Acquisition Corporation, D&L Online, Inc., Lloyd Linn, and
         Diane Rickert; incorporated by reference to Exhibit 2.1 to the Registrant' Current Report on Form 8-K dated February
         2, 1999.
  2.2    Securities Purchase Agreement among the Registrant,
         MicroHouse International, Inc. and Steve Anderson, Doug
         Anderson, Robert Anderson and Ascent Partners; incorporated by reference to Exhibit 2.1 to the Registrant' Current
         Report on Form 8-K dated March 12, 1999.
  3.1    Form of Amended and Restated Certificate of Incorporation;
         incorporated by reference to Exhibit 3.1 to Registrant's
         Registration Statement on Form S-1 (SEC File No. 333-
         60837).
  3.2    Form of Amended and Restated By-laws; incorporated by
         reference to Exhibit 3.2 to Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
  4.1    Amended and Restated Shareholders Agreement dated as of
         June 24, 1997 among the Registrant, EarthWeb LLC, GNP,
         Warburg, Jack D. Hidary, Murray Hidary and Nova Spivack;
         incorporated by reference to Exhibit 4.1 to Registrant's
         Registration Statement on Form S-1 (SEC File
         No. 333-60837).
  4.2    Specimen Common Stock Certificate of Registrant;
         incorporated by reference to Exhibit 4.2 to Registrant's
         Registration Statement on Form S-1 (SEC File No. 333-
         60837).
  4.3    Registration Rights Agreement dated as of October 25, 1996 by and between the Registrant, Warburg, EarthWeb LLC and
         GNP; incorporated by reference to Exhibit 4.3 to
         Registrant's Registration Statement on Form S-1 (SEC File
         No. 333-60837).
  4.4    Registration Rights Agreement between EarthWeb Inc., Lloyd
         Linn and Diane Rickert; incorporated by reference to
         Exhibit 4.1 to the Registrant's Current Report on Form 8-K
         dated February 2, 1999.
  4.5    Registration Rights Agreement dated as of March 19, 1999
         between EarthWeb, Inc., Steve Anderson, Doug Anderson,
         Robert Anderson and Ascent Partners; incorporated by
         reference to Exhibit 4.1 to the Registrants' Current Report on Form 8-K dated March 12, 1999.
  4.6    Zero Coupon Convertible Promissory Note dated as of March
         19, 1999, of Registrant in favor of Steven Anderson;
         incorporated by reference to Exhibit 4.2 to the
         Registrant's Current Report on Form 8-K dated March 12,
         1999.
  4.7    Zero Coupon Convertible Promissory Note dated as of March
         19, 1999, of Registrant in favor of Doug Anderson;
         incorporated by reference to Exhibit 4.3 to the
         Registrant's Current Report on Form 8-K dated March 12,
         1999.
  4.8    Zero Coupon Convertible Promissory Note dated as of March
         19, 1999, of Registrant in favor of Robert Anderson;
         incorporated by reference to Exhibit 4.4 to the
         Registrant's Current Report on Form 8-K dated March 12,
         1999.
    5    Opinion of Morrison & Foerster LLP
    9    Form of Voting Trust Agreement, as amended; incorporated by reference to Exhibit 9 to Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
 10.1    1996 Amended and Restated Stock Plan, as amended;
         incorporated by reference to Exhibit 10.1
         to Registrant's Registration Statement on Form S-1 (SEC
         File No. 333-60837).
 10.2    Employment Agreement dated January 1, 1995 between GNP
         (formerly EarthWeb Ltd.) and Jack D. Hidary; incorporated
         by reference to Exhibit 10.2 to Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
 10.3    Employment Agreement dated January 1, 1995 between GNP
         (formerly EarthWeb Ltd.) and Murray Hidary; incorporated by reference to Exhibit 10.3 to Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
 10.4    Employment Agreement dated November 4, 1996 between the
         Registrant and Irene Math; incorporated by reference to
         Exhibit 10.4 to Registrant's Registration Statement on Form
         S-1
         (SEC File No. 333-60837).
 10.5    Employment Agreement dated November 3, 1997 between the
         Registrant and William Gollan; incorporated by reference to
         Exhibit 10.5 to Registrant's Registration Statement on Form
         S-1
         (SEC File No. 333-60837).

 Exhibit
     No.Description                                                    Page No.
 ------------------                                                    --------
  10.6   Consulting Agreement dated as of August 1, 1998 between the
         Registrant and Nova Spivack; incorporated by reference to
         Exhibit 10.6 to the Registrant's Registration Statement on
         Form S-1 (SEC File No. 333-60837).
  10.7   Intercompany Services Agreement dated October 25, 1996
         among the Registrant, EarthWeb LLC, GNP (formerly EarthWeb
         Ltd.), Jack D. Hidary, Murray Hidary and Nova Spivack, as
         amended; incorporated by reference to Exhibit 10.7 to the
         Registrant's Registration Statement on Form S-1 (SEC File
         No. 333-60837).
  10.8   Lease Agreement dated April 28, 1995 between 3 Park Avenue
         Co. and MJN Enterprises, Inc., as amended; incorporated by reference to Exhibit 10.8 to the Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
  10.9   Form of 1998 Stock Incentive Plan; incorporated by
         reference to Exhibit 10.9 to the Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
 10.10   Form of 1998 Employee Stock purchase plan; incorporated by reference to Exhibit 10.10 to
         the Registrant's Registration Statement on Form S-1 (SEC
         File No. 333-60837).
 10.11   Employment Agreement between EarthWeb Inc. and Lloyd Linn;
         incorporated by reference to Exhibit 10.1 to the
         Registrant's Current Report on Form 8-K dated February 2,
         1999.
 10.12   Employment Agreement between Registrant and John Kleine;
         incorporated by reference to
         Exhibit 10.6 to the Registrant's Current Report on Form 10-
         K for the year ended December 31, 1998.
    21   Subsidiaries
  23.1   Consents of PricewaterhouseCoopers LLP+
  23.2   Consent of Morrison & Foerster LLP (set forth in Exhibit 5)
  23.3   Consent of Jupiter Communications
  23.4   Consent of International Data Corporation
  23.5   Consent of Advertising Age's Business Marketing
  23.6   Consent of Simba Information, Inc.
    24   Powers of Attorney (set forth in the signature page hereto)
    27   Financial Data Schedule

 * Confidential treatment has been received with respect to certain portions of this Exhibit. Omitted portions have been filed separately with the Commis-sion.
 + Filed herewith